                                UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION

                            Washington D.C. 20549

                                  FORM 11-K

(Mark One)

[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
     1934

For the fiscal year ended December 31, 2004
                          -----------------

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
    OF 1934

For the transition period from             to
                               -----------    --------------

Commission file number 001-16167
                       ---------

         A. Full title of the plan and the address of the plan, if different from that of issuer named below:

                    MONSANTO SAVINGS AND INVESTMENT PLAN

         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                              MONSANTO COMPANY
                          800 North Lindbergh Blvd.
                             St. Louis, MO 63167


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                    MONSANTO SAVINGS AND INVESTMENT PLAN

               FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

                    FOR THE PLAN YEAR ENDED DEC. 31, 2004

                                     AND

           REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM



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


                    MONSANTO SAVINGS AND INVESTMENT PLAN


               FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

                              TABLE OF CONTENTS

                                                                           PAGE

Report of Independent Registered Public Accounting Firm                      1

Financial Statements:

     Statements of Net Assets Available for Benefits as of Dec. 31,
       2004 and 2003                                                         2

     Statement of Changes in Net Assets Available for Benefits for the
       Plan Year Ended Dec. 31, 2004                                         3

     Notes to Financial Statements                                           4

Supplemental Schedules:

     1.  Assets Held for Investment as of Dec. 31, 2004                     11

     2.  Schedule of Assets Held for Investment Acquired and Disposed of
           Within the Plan Year Ended Dec. 31, 2004                         32

     3.  Schedule of Reportable Transactions for the Plan Year Ended
           Dec. 31, 2004                                                    94

            Supplemental Schedule 4 is omitted because of the absence
              of the conditions under which it is required.

Signature                                                                   99

Exhibit Index                                                              100



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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Monsanto Company Employee Benefits Plan Committee

We have audited the accompanying statements of net assets available for benefits of the Monsanto Savings and Investment Plan (the "Plan") as of Dec. 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended Dec. 31, 2004. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of Dec. 31, 2004 and 2003, and the changes in net assets available for benefits for the year ended Dec. 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the Table of Contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information by fund in the statements of net assets available for benefits and the statement of changes in net assets available for benefits is presented for the purpose of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of the individual funds. The supplemental schedules and supplemental information are the responsibility of the Plan's management. Such supplemental schedules and supplemental information have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

St. Louis, Missouri
June 10, 2005

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
MONSANTO SAVINGS AND INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
------------------------------------------------------------------------------------------------

(Dollars in thousands)                                                       AS OF DEC. 31,
                                                                      --------------------------
                                                                         2004            2003
                                                                      --------------------------

Contributions receivable:
     Employee                                                         $    1,644      $    1,318
     Employer                                                                554             469

Investment receivables                                                     4,179           3,478
Investments:
     Cash and temporary investments                                       28,289          31,330
     Debt securities including U.S. Government securities                 64,680          43,206
     Common stock--Pfizer Corporation*                                   200,980         378,237
     Common stock--Monsanto Company*                                     433,658         230,675
     Common stock--Solutia Inc.                                              685             263
     Common and preferred stock --other                                  366,594         316,229
     Collective Investment Funds                                         191,055         142,552
     Investment contracts                                                434,535         440,213
     Loans to participants                                                17,042          16,761
                                                                      --------------------------
     Total investments                                                 1,737,518       1,599,466
                                                                      --------------------------
TOTAL ASSETS                                                           1,743,895       1,604,731
                                                                      --------------------------

ESOP debt                                                                 18,288          23,125
Other liabilities                                                          1,424           3,677
                                                                      --------------------------
TOTAL LIABILITIES                                                         19,712          26,802
                                                                      --------------------------

                                                                      --------------------------
NET ASSETS AVAILABLE FOR BENEFITS                                     $1,724,183      $1,577,929
                                                                      ==========================

* Individual investment securities which represent 5 percent or more of net assets available for benefits.

The above statements should be read in conjunction with the accompanying Notes to Financial Statements.

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


MONSANTO SAVINGS AND INVESTMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
------------------------------------------------------------------------------

(Dollars in thousands)                                           YEAR ENDED
                                                                  DEC. 31,
                                                                 ----------
                                                                    2004

Contributions:
     Employee                                                    $   57,470
     Employer                                                         2,545

Investment Income (Loss):
     Interest                                                        27,852
     Dividends                                                       16,498
Net change in fair value of investments:
     Debt securities                                                  1,302
     Common stock--Pfizer Corporation                               (71,803)
     Common stock--Monsanto Company                                 215,565
     Common stock--Solutia Inc.                                         478
     Common and preferred stock--other                               36,046
     Collective Investment Funds                                     14,073

Interest income on loans to participants                                789

Interest expense on ESOP debt                                        (1,240)

Rollovers and transfers in/(out)--net:
Rollovers from other plans                                            7,582

Administrative expenses                                              (4,383)
Withdrawals                                                        (156,520)
                                                                 ----------

NET INCREASE (DECREASE) IN NET ASSETS AVAILABLE FOR BENEFITS        146,254

NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR              1,577,929
                                                                 ----------

NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR                   $1,724,183
                                                                 ==========

The above statement should be read in conjunction with the accompanying Notes to Financial Statements.

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

MONSANTO SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DEC. 31, 2004
------------------------------------------------------------------------------


NOTE 1.    INFORMATION REGARDING THE PLAN
------------------------------------------------------------------------------

GENERAL
-------
The following description of the Monsanto Savings and Investment Plan (the "Plan" or the "SIP") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

The Plan was established as of June 11, 2001, as a successor to a portion of the Pharmacia Corporation Savings and Investment Plan ("Pharmacia Plan") for the benefit of certain employees and former employees ("Transferred Participants") of Monsanto Company ("Monsanto" or the "Company"). Effective July 1, 2001, the assets of the Pharmacia Plan that were allocated to the accounts of the Transferred Participants were transferred to the trust established under the Plan. Also effective July 1, 2001, a portion of the unallocated assets and liabilities (primarily debt) of the leveraged employee stock ownership plan ("ESOP") component of the Pharmacia Plan were transferred to the Plan.

Effective July 1, 2001, through June 30, 2002, the assets of the trust established under the Plan were collectively invested with the assets of the Pharmacia Plan in the Pharmacia Corporation and Monsanto Company Defined Contribution and Employee Stock Ownership Master Trust (the "Master Trust"). Within the Master Trust, each participating plan was entitled to an interest in the Master Trust's net assets and net earnings. As of June 30, 2002, the Plan's proportionate interests in the total net assets of the Master Trust was approximately 51 percent. Effective as of July 1, 2002: (i) assets and liabilities from the Master Trust representing the Pharmacia Plan's interest and obligations in and under the Master Trust were transferred to the Pharmacia Savings Plan Master Trust and the Pharmacia Savings Plan ESOP Trust for Pharmacia Common Stock; and (ii) Monsanto and the trustee of the Plan entered into the Monsanto Company Defined Contribution and Employee Stock Ownership Master Trust Agreement which continued the trust established pursuant to the Plan and also continued a trust to hold assets under the Plan. All assets in the Master Trust are held for the Plan.

ADMINISTRATION
--------------
Monsanto is the sponsor of the Plan. The Monsanto Employee Benefits Plans Committee is responsible for administering plan operations in accordance with the Employee Retirement Income Security Act of 1974 ("ERISA") and Plan documents. The Monsanto Pension and Savings Funds Investment Committee is responsible for monitoring Plan investments. The trustee of the Plan is The Northern Trust Company.

PARTICIPANT ACCOUNTS
--------------------
The Plan is a contributory defined contribution profit sharing plan with individual accounts for each participant. Employees who have attained age 18 are generally eligible to participate in the Plan as soon as administratively possible. The cost of Plan administration is borne partially by Plan participants and partially by Monsanto, as Plan sponsor.

Each participant's account is credited with the participant's contributions, Company contributions and Plan earnings (losses). Participants' accounts are valued on a daily basis. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account balance.

CONTRIBUTIONS AND VESTING
-------------------------
The Plan provides for voluntary employee contributions generally ranging from 1 percent to 25 percent of an employee's eligible pay. Employees have an option to make before-tax contributions or after-tax contributions. Subject to Internal Revenue Service ("IRS") discrimination tests, contributions may be all before-tax, all after-tax, or a combination of both. Generally, employee contributions to the Plan may be invested in 1 percent increments and allocated in any combination to the following investment fund types: a fixed income fund, a balanced fund consisting of both fixed income and equity securities, a growth and income equity fund, an international equity fund, a growth equity fund, a U.S. equity index fund, a treasury inflation-protected securities (TIPS) fund, a value equity fund, a small cap growth equity fund, a small cap value equity fund, the Monsanto Stock Fund and four asset allocation funds consisting of varying pre-set mixes of certain of the aforementioned investment fund types. The four asset allocation funds allow participants varying degrees of risk and return. As of Jan. 2, 2004, certain limitations were imposed on investment transfers. If participants transfer amounts out of the small cap growth equity fund, the small cap value equity fund, the international equity fund, or the Monsanto

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MONSANTO SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DEC. 31, 2004
------------------------------------------------------------------------------

(Employee) Common Stock Fund, they will not be permitted to transfer any amounts into such fund until at least 30 calendar days after the date of their last transfer out of the fund. These trading limitations imposed on Jan. 2, 2004, changed effective April 4, 2005 (see Note 8 -- Subsequent Events for details of the change).

Prior to Aug. 14, 2002, contributions could also be invested in the Pharmacia (Employee) Common Stock Fund, which invested in Pharmacia Corporation common stock. Beginning Aug. 14, 2002, contributions could be invested in the Monsanto (Employee) Common Stock Fund, which invests in Monsanto common stock. See below for further discussion regarding the spinoff of Monsanto by Pharmacia Corporation ("Pharmacia") and the conversion of shares of Pharmacia common stock to shares of Monsanto common stock. As a result of the spinoff in 1997 of Solutia Inc. ("Solutia"), a former subsidiary of the former Monsanto Company, certain Transferred Participants' accounts received common stock of Solutia. This stock is maintained in the Solutia Non-Employer Stock Fund, and no contributions, either employee or employer, subsequent to the spinoff can be made to this fund.

On Aug. 13, 2002, Pharmacia completed a spinoff of Monsanto by distributing its entire ownership interest via a tax-free dividend of shares of Monsanto common stock to Pharmacia's shareowners. The shares of Monsanto common stock received in respect of participants' accounts were deposited in the Monsanto Common Stock Fund. Shares of Pharmacia common stock then held in participants' accounts were transferred to the Pharmacia Non-Employer Stock Fund, and no contributions, either employee or employer, subsequent to the spinoff may be made to this fund. The Pharmacia common stock continued to be held in the Pharmacia Non-Employer Stock Fund until April 16, 2003, at which time the shares were exchanged for shares of common stock of Pfizer Inc. ("Pfizer") as a result of the acquisition of Pharmacia by Pfizer. The ratio was 1.4 shares of Pfizer stock for one share of Pharmacia stock. As a result of this acquisition, all of the shares of common stock of Pharmacia held in the Pharmacia Non-Employer Stock Fund were exchanged for shares of common stock of Pfizer, and the Pharmacia Non-Employer Stock Fund was replaced by the Pfizer Non-Employer Stock Fund. This Pfizer stock is currently maintained in the Pfizer Non-Employer Stock Fund, and no contributions, either employee or employer, can be made to this fund. Until Dec. 30, 2005, Plan participants may continue holding portions of their accounts in the Pfizer Non-Employer Stock Fund or may reallocate all or any part of such holdings to the Monsanto (Employee) Stock Fund or the other investment funds (excluding the Monsanto (Employer) and Solutia Stock Funds) and/or pre-mixed portfolios offered under the Plan. The Pfizer Non-Employer Stock Fund shall be discontinued effective as of the close of business on Dec. 30, 2005. Any amounts remaining invested in the Pfizer Non-Employer Stock Fund as of the close of business on Dec. 30, 2005, will automatically be transferred to the Plan's default investment choice, which is currently the Moderate Portfolio. The change in fair value of Pfizer stock held in the Pfizer Non-Employer Stock Fund during the year ended Dec. 31, 2004, is included in "Net change in fair value of investments: Common Stock--Pfizer Corporation" in the Statement of Changes in Net Assets Available for Benefits.

The breakout of common stock into Common Stock--Pfizer Corporation, Common Stock--Monsanto Company, and Common Stock--Solutia Inc. in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits is not required but is presented for the purpose of additional analysis.

The Collective Investment Funds included in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits reflects the Plan's ownership of units in the various Collective Investment Funds. The Collective Investment Funds invest in a variety of securities including common stocks, bonds and money market instruments in accordance with the specific investment objectives of the Collective Investment Fund.

Effective for paychecks received after Sept. 1, 2002, the Monsanto SIP was amended to allow eligible participants to make a before-tax catch-up contribution election. Participants may be eligible to make a catch-up contribution if they are at least age 50 on or before December 31 of the calendar year and either currently contributing at least 7 percent of their eligible pay per pay period to the SIP or had reached the IRS annual limit on before-tax contributions ($13,000 in 2004). For 2004, they could have elected a before-tax catch-up contribution of up to $3,000. The catch-up contributions are not eligible for Company matching contributions and are subject to the same rules as other before-tax contributions. The annual catch-up contribution limit may increase in future years in accordance with limits prescribed by the IRS.

The before-tax option allows participants to elect to make before-tax contributions from gross pay before most income

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MONSANTO SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DEC. 31, 2004
------------------------------------------------------------------------------

taxes are deducted. The participants generally cannot withdraw before-tax contributions without income tax penalties until age 59 1/2, retirement, disability, death or termination of employment. After-tax contributions are made from participants' pay after income taxes are deducted. Withdrawal of after-tax employee contributions can be made with no penalty. Participants may change the amounts of their contributions and transfer their contributions among the investment options.

LEVERAGED ESOP
--------------
Employee contributions to the Plan, up to a maximum of 7 percent of eligible pay, generally are matched 60 percent by Monsanto. The Plan also has a discretionary match employer contribution feature. In December 2004, Monsanto announced a discretionary performance contribution of an additional 35 percent on the first 10 percent of eligible pay, which was applied to participant accounts in February 2005. Company contributions and related earnings are invested solely in Monsanto common stock held in the Monsanto Employer Stock Fund. In part, this is accomplished through an ESOP feature that was added to the Pharmacia Plan in October 1991 and has been subsequently retained. Generally, Company contributions vest and become non-forfeitable at the rate of 20 percent per year of service, such that Company contributions are 100 percent vested after five years of service. A participant who has less than five years of participation in the Plan or predecessor plan cannot withdraw Company matching contributions that are not vested or that were received in the last 24 months. Upon completion of five years of participation in the Plan, all Company matched amounts may be withdrawn from the Plan. Company contributions immediately vest upon a change of control of the Company.

Until Jan. 3, 2005, a participant who had less than five years of participation in the Plan or predecessor plan could not diversify any Company matching contributions into the other investment options in the Plan. Upon completion of five years of participation in the Plan, all Company matched amounts could be diversified into the other investment options (excluding the Pfizer and Solutia Stock Funds) in the Plan. The diversification rules for Company matched amounts changed effective Jan. 3, 2005 (see Note 8 -- Subsequent Events).

In 1991, the ESOP component of the Pharmacia Plan issued $100 million in amortizing notes and $100 million in amortizing debentures, both guaranteed by Pharmacia, and borrowed $50 million from Pharmacia. In January 1992, the proceeds from the borrowings were used to purchase approximately 18.5 million shares of common stock from Pharmacia at the average price of $13.40 per share. In 1996 and 1997, the ESOP component of the Pharmacia Plan borrowed an additional $3.7 million and $4.3 million, respectively, from Pharmacia to make payments on existing ESOP borrowings.

The Pharmacia Plan's ESOP debt was restructured effective as of July 1, 2001, in connection with the establishment and transfer of assets and liabilities to the Plan. The Plan's ESOP component received a transfer from the Pharmacia Plan's ESOP of 3,029,255 unallocated shares of Pharmacia common stock. Immediately following the debt restructuring and transfer, the Plan's ESOP debt consisted of two promissory notes (the "Notes") to
Monsanto: (i) one note payable in the principal amount of $2.2 million, bearing interest at the rate of 7 percent per annum, and having a maturity date of Dec. 15, 2021 (the "7.00% Note"), and (ii) the other note payable in the principal amount of $40.6 million, bearing interest at the rate of 5.71 percent per annum, and providing for semi-annual amortization of principal and a final maturity date of Dec. 15, 2006 (the "5.71% Note").

Following the spinoff of Monsanto from Pharmacia on Aug. 13, 2002, the unallocated Pharmacia shares held by the Plan's ESOP component were gradually converted to shares of Monsanto common stock through open market transactions and through the exchange of Pharmacia stock for Monsanto stock with certain Pharmacia employee benefit plans at market rates. These Pharmacia shares are now fully converted to Monsanto shares. The unallocated shares of Monsanto common stock, which were converted from Pharmacia shares as described above, held by the Plan's ESOP component are released for allocation to participant accounts in accordance with the terms of the Plan as interest and principal on the promissory note is paid.

The Plan's ESOP debt was again restructured as of Dec. 10, 2004, to level out the future allocation of stock thereunder in an impartial manner intended to ensure equitable treatment for and generally to be in the best interests of current and future plan participants consistent with the level of benefits that Monsanto intended for the Plan to provide to

MONSANTO SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DEC. 31, 2004
------------------------------------------------------------------------------

participants. To this end, the terms of the restructuring were determined pursuant to an arm's length negotiation between Monsanto and an independent trust company as fiduciary for the Plan. In this role, the independent fiduciary determined that the restructuring, including certain financial commitments and enhancements that were or will be made in the future by Monsanto to benefit participants and beneficiaries of the Plan, including the increased diversification rights described above that were provided to certain participants, was completed in accordance with the best interests of plan participants. On Dec. 10, 2004, the 5.71% Note and the 7.00% Note were refinanced with a single promissory note to Monsanto, payable in the principal amount of $19.2 million, bearing interest at the rate of 4.60% per annum, and having a maturity date of Dec. 31, 2012 (the "4.60% Note"). Interest on the 4.60% Note is payable annually on December 31 of each year.

As of Dec. 31, 2004, the 4.60% Note had an outstanding principal balance of $18.3 million. Scheduled maturities on the 4.60% Note are $2,257 in 2005, $2,721 in 2006, $2,699 in 2007, $2,711 in 2008, $2,750 in 2009, $2,803 in
2010, and $2,347 in 2011 (all in thousands). The minimum number of shares allocated to participant accounts is determined by the net debt service (principal and interest) in that year relative to the total amount of remaining debt service. The refinancing resulted in an approximate decrease in the minimum number of shares to be allocated of 67 percent in 2005 and 59 percent in 2006. Further, the reduction of shares allocated in 2005 and 2006 will result in more shares allocated to participants each year from 2007 through 2012.

The Plan repays the ESOP debt primarily through Company contributions and dividends paid on Monsanto common stock held in the ESOP. In the 12 months ended Dec. 31, 2004, employer contributions utilized for principal and interest payments on the ESOP debt totaled $2.5 million. While the ESOP debt is repaid annually, shares of Monsanto stock are released for allocation to participant accounts throughout the year. In the 12 months ended Dec. 31, 2004, approximately 860,000 equivalent shares of Monsanto stock were released for allocation to participant accounts, which represents a decrease of approximately 39 percent compared to the number of shares that would have been released and allocated to participant accounts absent the refinancing of the ESOP debt in 2004. As of Dec. 31, 2004, approximately 3,100,000 shares of Monsanto stock remained unallocated with an approximate market value of $171 million.

PARTICIPANT LOANS
-----------------
Most Plan participants can obtain loans from their accounts. A participant with a Plan account balance of over $2,000 may borrow up to the legal limit of 50 percent of the total vested account balance (including the value of the employer-contributed portion of the Monsanto Common Stock Fund account), but not more than $50,000 minus the excess of the participant's highest outstanding loan balance during the last 12 months or 100 percent of his or her employee account value. The minimum loan is $1,000, and the maximum number of outstanding loans at any one time is two.

NOTE 2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
------------------------------------------------------------------------------

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting.

In accordance with the American Institute of Certified Public Accountants Audit and Accounting Guide, Audits of Employee Benefit Plans, benefits payable to persons who have withdrawn from participation in a defined contribution plan should be disclosed in the footnotes to the financial statements rather than be recorded as a liability of the plan. As of Dec. 31, 2004, there were no such benefits payable.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent liabilities at the date of the financial statements and reported amounts of increases and decreases during the reporting period. Actual results could differ from those estimates.

Fixed income fund investments in guaranteed investment contracts, issued by insurance companies, are valued at contract value plus accrued interest because these investments have fully benefit-responsive features.
Investments other than guaranteed investment contracts are stated at fair values, which are generally determined by quoted market prices. The

MONSANTO SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DEC. 31, 2004
------------------------------------------------------------------------------

value of outstanding participant loans is determined based on the outstanding principal balance as of the last day of the period, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis.

Dividend income is recorded on the ex-dividend date. Realized gains and losses from security transactions are reported on the average cost method. In the statement of changes in net assets available for benefits, the Plan presents the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains and losses and the unrealized appreciation (depreciation) on these investments.

The Plan pays certain outside service provider expenses (e.g. recordkeeping and trustee fees) incurred in the operation of the Plan. Investment manager fees are paid by the Plan and are included in Administrative Expenses. Certain other expenses are paid by Monsanto.

The Plan provides for various investment options in any combination of stocks, mutual funds, common/collective trusts, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

NOTE 3.    GUARANTEED INVESTMENT CONTRACTS
------------------------------------------------------------------------------

The Fixed Income Fund invests in synthetic guaranteed investment contracts. Synthetic guaranteed investment contracts are comprised of two components: an underlying portfolio of fixed income securities and a benefit responsive contract. Benefit responsive contracts are issued by financial services companies to allow participants' account balances to reflect the contract value of the underlying fixed income investments (principal plus interest) rather than the market value of those investments. Upon proper notification to the financial service provider, the benefit responsive agreement may be terminated. A single uniform contract (the "Global Wrap Benefit Responsive Contract") was in place on Dec. 31, 2004, and Dec. 31, 2003, with Commonwealth General Corporation, J.P. Morgan Chase Bank and State Street Bank.

The following summarizes the contract value of the synthetic guaranteed investment contracts as of Dec. 31, 2004, and Dec. 31, 2003.

GUARANTEED INVESTMENT CONTRACTS                      AS OF DEC. 31,
                                              ---------------------------
(Dollars in thousands)                          2004               2003
                                              ---------------------------

Commonwealth General Corporation              $173,815           $176,085
J.P. Morgan Chase Bank                         130,360            132,064
State Street Bank                              130,360            132,064
                                              ---------------------------
     Total                                    $434,535           $440,213
                                              ===========================

The rate of return for the synthetic guaranteed investment contracts generally fluctuates with the return on the underlying assets. The 12-month average yield for such contracts, net of all applicable administrative and investment fees, was 5.26 percent for the period from Jan. 1, 2004, to Dec. 31, 2004, and 5.69 percent for the period from Jan. 1, 2003, to Dec. 31, 2003. Participant accounts are credited with an interest rate which is determined quarterly by the issuers of the benefit responsive contracts based on the investments in the underlying fixed income portfolio. The annual interest rates as of Dec. 31, 2004, and Dec. 31, 2003, were 5.70 percent and 5.87 percent, respectively.

The Plan values these synthetic guaranteed investment contracts at contract value plus accrued interest. The total

MONSANTO SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DEC. 31, 2004
------------------------------------------------------------------------------

estimated fair value of the synthetic guaranteed investment contracts was $453 million and $461 million as of Dec. 31, 2004, and Dec. 31, 2003, respectively.

The above-mentioned synthetic guaranteed investment contracts, Mellon Daily Liquidity Stock Index Fund, Pfizer common stock and Monsanto common stock represent the only investments of the Plan which are individually greater than five percent of the Plan's ending assets.

NOTE 4.    NONPARTICIPANT-DIRECTED INVESTMENTS
------------------------------------------------------------------------------

Except as noted below, all other funds in the Plan are participant-directed. The Plan's ESOP debt and related principal and interest payments are also nonparticipant-directed. Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investment amounts in the Plan (as of Dec. 31, 2004, and Dec. 31, 2003, and for the period Jan. 1, 2004, to Dec. 31, 2004) is outlined in the table below.

(Dollars in thousands)                                   AS OF DEC. 31,
                                                    ----------------------
                                                     2004           2003
                                                    ----------------------
NET ASSETS:
Cash and temporary investments                      $  2,100      $  1,205
Common stock -- Monsanto Company                     359,164       203,868
                                                    ----------------------
     Total Assets                                    361,264       205,073

Accrued expenses                                          11            10
ESOP debt                                             18,288        23,125
                                                    ----------------------
     Total Liabilities                                18,299        23,135
                                                    ----------------------
Net Assets                                          $342,965      $181,938
                                                    ======================


(Dollars in thousands)                                    YEAR ENDED
                                                           DEC. 31,
                                                           --------
                                                             2004
                                                           --------
CHANGES IN NET ASSETS:
   Contributions                                           $  2,545
   Interest income                                               30
   Dividends                                                  3,763
   Net appreciation                                         178,524
   Interest expense on ESOP debt                             (1,240)
   Administrative expense                                        (8)
   Withdrawals and transfers                                (22,587)
                                                           --------
         Changes in Net Assets                             $161,027
                                                           ========


NOTE 5.    INFORMATION REGARDING TAX STATUS
------------------------------------------------------------------------------

On Oct. 17, 2003, the IRS issued Monsanto a favorable determination letter that the Plan is qualified for federal income tax purposes in compliance with section 401(a) of the Internal Revenue Code ("IRC"). The Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

MONSANTO SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DEC. 31, 2004
------------------------------------------------------------------------------

NOTE 6.    PRIORITIES UPON TERMINATION OF THE PLAN
------------------------------------------------------------------------------

If the Plan is terminated, all participants' account balances will be fully vested, and all participants would then be entitled to a full distribution of their account balances as more fully described and set forth in the Plan document.

NOTE 7.    PARTY-IN-INTEREST INVESTMENTS AND TRANSACTIONS
------------------------------------------------------------------------------

There were no nonexempt prohibited transactions with parties-in-interest during the period from Jan. 1, 2004, to Dec. 31, 2004.

NOTE 8.    SUBSEQUENT EVENTS
------------------------------------------------------------------------------

As of Jan. 3, 2005, all Monsanto SIP participants could transfer any Company match amounts out of their Monsanto (Employer) Stock Fund and into any of the other investment options available in SIP (except the Solutia
Non-Employer Stock Fund and Pfizer Non-Employer Stock Fund options) whether or not they were fully vested.

As of April 4, 2005, targeted trading restrictions were effective which replaced the 30-day ("roundtrip") restrictions implemented on Jan. 2, 2004. A roundtrip is defined as an exchange in and then out of a fund in less than a 30-day period. Under the new restrictions, participants are limited to one roundtrip transaction per fund within any 90-day rolling period and four roundtrip transactions across all funds over a rolling 12-month period. These targeted restrictions apply to all investment options except the Fixed Income Fund.

                                    *****

MONSANTO SAVINGS AND INVESTMENT PLAN
SUPPLEMENTAL SCHEDULE 1
------------------------------------------------------------------------------






                      ASSETS HELD FOR INVESTMENT AS OF

                                DEC. 31, 2004

5500 SUPPLEMENTAL SCHEDULES

31 DEC 04

* Schedule of Assets Held for Investment Purposes

Security Description / Asset ID                    Shares/Par Value                  Historical Cost               Current Value
------------------------------------------------------------------------------------------------------------------------------------

Non-Interest Bearing Cash - USD
------------------------------------------------------------------------------------------------------------------------------------

USD - United States dollar                            1,001,576.960                    1,001,576.960               1,001,576.960
------------------------------------------------------------------------------------------------------------------------------------
TOTAL - ALL CURRENCIES                                                                  1,001,576.96                1,001,576.96
------------------------------------------------------------------------------------------------------------------------------------
TOTAL NON-INTEREST BEARING CASH - USD                                                   1,001,576.96                1,001,576.96


Receivable Income - USD
------------------------------------------------------------------------------------------------------------------------------------
UNITED STATES - USD

INCOME FROM SECURITIES LENDING ACTIVITIES                     6.000                            0.000                       0.000
------------------------------------------------------------------------------------------------------------------------------------
TOTAL UNITED STATES - USD                                                                       0.00                        0.00
------------------------------------------------------------------------------------------------------------------------------------
TOTAL RECEIVABLE INCOME - USD                                                                   0.00                        0.00

Receivables - Other - USD
------------------------------------------------------------------------------------------------------------------------------------


Pending trade sales: United States dollar                     0.000                    3,213,165.190               3,213,165.190
------------------------------------------------------------------------------------------------------------------------------------
TOTAL - ALL CURRENCIES                                                                  3,213,165.19                3,213,165.19
------------------------------------------------------------------------------------------------------------------------------------
TOTAL RECEIVABLES - OTHER - USD                                                         3,213,165.19                3,213,165.19


U.S. Government Securities
------------------------------------------------------------------------------------------------------------------------------------
UNITED STATES -USD

FHLMC GOLD E01140 6 05-01-017 CUSIP: 31294KHR9          525,652.330                      543,146.710                 550,601.370
FHLMC GOLD E78398 6.5 07-01-014 CUSIP: 3128GDKK5        313,292.320                      320,512.730                 332,062.600
FHLMC GOLD GROUP E00400 7.5 10-01-2010
 CUSIP: 31294JNR5                                        36,425.410                       37,091.310                  38,629.260
FHLMC GOLD G10449 7 02-01-2011 CUSIP: 31283JQA2         159,122.220                      162,913.780                 168,706.310
FHLMC GOLD G11206 6 01-01-2015 CUSIP: 31283KKT4         204,173.730                      210,107.540                 214,172.930
FHLMC GOLD G11516 6 03-01-2018 CUSIP: 31283KVH8         598,368.450                      628,380.370                 626,757.440
FHLMC GROUP #E00379 7.5 MTG PARTN CTF
 DUE 06-01-2010 REG CUSIP: 31294JM47                     35,811.770                       36,466.470                  37,978.490
FHLMC GROUP #E00386 7.5 MTG PARTN CTF
 DUE 08-01-2010 REG CUSIP: 31294JNB0                     47,923.470                       48,799.590                  50,822.980
FHLMC GROUP #E20179 7.5 MTG PARTN CTF
 DUE 06-01-2010 REG CUSIP: 31335KFU5                      8,974.480                        9,138.530                   9,519.460
FHLMC MULTICLASS SER T-41 CL 2A 7 07-25-2032
 CUSIP: 31392MEM0                                       485,780.600                      504,604.600                 508,836.230


NORTHERN TRUST                                                           Generated by Northern Trust from periodic data on 24 May 05

                                     12


5500 SUPPLEMENTAL SCHEDULES

31 DEC 04

* Schedule of Assets Held for Investment Purposes

Security Description / Asset ID                    Shares/Par Value                  Historical Cost               Current Value
------------------------------------------------------------------------------------------------------------------------------------

U.S. Government Securities
------------------------------------------------------------------------------------------------------------------------------------
UNITED STATES - USD

FHLMC MULTICLASS SER 1955 CL Z 7.5 05-20-2027
 CUSIP: 3133TA2L5                                     1,279,646.150                    1,375,019.780               1,370,118.410
FHLMC POOL #G1-1184 5.5% 09-01-2016 BEO
 CUSIP: 31283KJ58                                       948,290.210                      974,220.030                 981,004.330
FHLMC POOL #G1-1622 6% 02-01-2018 BEO
 CUSIP: 31283KYT9                                     2,371,824.800                    2,490,416.050               2,484,353.660
FHLMC POOL #G11288 6.5% 06-01-2017 BEO
 CUSIP: 31283KND6                                       677,283.410                      708,713.580                 717,204.530
FHLMC POOL #G11431 6% 02-01-2018 BEO
 CUSIP: 31283KSU3                                       450,098.210                      465,429.690                 471,452.670
FHLMC POOL #G11452 6.5% 04-01-2018 BEO
 CUSIP: 31283KTH1                                       822,139.750                      865,173.650                 870,912.370
FHLMC POOL #G11564 6.5% 08-01-2017 BEO
 CUSIP: 31283KWZ7                                     2,059,451.990                    2,179,157.630               2,180,827.850
FHLMC POOL #G30248 6.5% 12-01-2023 BEO
 CUSIP: 3128CUHZ2                                     2,000,000.000                    2,111,562.500               2,111,480.000
FNMA POOL # 313543 6.983 DUE 06-01-2007 REG
 CUSIP: 31374GHU4                                        97,590.700                       98,234.950                 101,873.960
FNMA POOL #190791 6% DUE 02-01-2009 REG
 CUSIP: 31368H2Y8                                       148,282.000                      149,046.580                 154,418.950
FNMA POOL #224484 7.5% DUE 06-01-2011 REG
 CUSIP: 31369YJ55                                       157,317.590                      162,941.120                 166,164.500
FNMA POOL #313224 7% DUE 12-01-2011 REG
 CUSIP: 31374F4H9                                       163,372.630                      168,426.970                 173,220.240
FNMA POOL #323165 6% DUE 06-01-2013 REG
 CUSIP: 31374S6A4                                        24,784.790                       25,888.490                  26,026.660
FNMA POOL #50973 6.0 GTD MTG PASS THRU CTF
 DUE 01-01-2009 CUSIP: 313615T63                        195,430.580                      193,219.080                 203,518.870
FNMA POOL #535755 6.276% DUE 03-01-2011 REG
 CUSIP: 31384WE48                                       519,255.860                      536,131.660                 568,234.150
FNMA POOL #545090 6% DUE 07-01-2016 REG
 CUSIP: 31385HRK0                                       421,283.400                      441,623.480                 441,727.860
FNMA POOL #545209 6.124% 10-01-2011 BEO
 CUSIP: 31385HVA7                                       216,653.730                      235,898.680                 236,338.020
FNMA POOL #545962 5.5% DUE 12-01-2013 REG
 CUSIP: 31385JQP6                                       621,935.580                      644,626.500                 644,528.010
FNMA POOL #555191 4.828% 02-01-2013 BEO
 CUSIP: 31385WXU8                                       243,927.890                      249,883.150                 249,076.720
FNMA POOL #555299 7% 11-01-2017 BEO
 CUSIP: 31385W3G2                                     1,097,860.640                    1,167,506.200               1,164,001.250
FNMA POOL #725135 6% 05-01-2018 BEO
 CUSIP: 31402CSY9                                       800,693.880                      840,853.700                 839,550.750
FNMA POOL #725225 6% 06-01-2017 BEO
 CUSIP: 31402CVS8                                     1,214,147.120                    1,280,925.210               1,272,371.550
FNMA POOL #725324 5.39% 11-01-2013 BEO
 CUSIP: 31402CYV8                                       168,044.210                      177,037.200                 177,106.500
FNMA POOL #725510 6.5% 07-01-2017 BEO
 CUSIP: 31402DAK6                                     1,334,535.550                    1,406,892.400               1,416,427.990
FNMA POOL #725992 5.5% 10-01-2014 BEO
 CUSIP: 31402DRM4                                     2,014,643.020                    2,091,766.080               2,101,957.650
FNMA PREASSIGN 00619 7 06-25-2042
 CUSIP: 31392DF49                                       200,687.640                      211,380.530                 211,351.180
FNMA PREASSIGN 00837 7.5 04-25-2029
 CUSIP: 31358S4W8                                       228,903.860                      234,841.870                 244,499.540
FNMA REMIC SER 2003-W17 CL PT1 10.2612695694
 08-2 CUSIP: 31393UAN3                                  499,856.530                      571,058.700                 565,557.670
FNMA SERIES 2001-W3 CLASS-A 7 09-25-2041
 CUSIP: 3139216F0                                       268,229.430                      291,448.050                 282,502.190
FNMA 2001-T10 CL A1 PASS THROUGH 7 12-25-2031
 CUSIP: 3139216A1                                       242,506.550                      253,017.670                 255,640.460
SMALL BUS ADMIN GTD DEV PARTN CTF DEB SER
 1997-20 I 6.9/ CUSIP: 83162CHT3                        146,959.890                      150,096.020                 157,379.050



NORTHERN TRUST                                                           Generated by Northern Trust from periodic data on 24 May 05

                                     13


5500 SUPPLEMENTAL SCHEDULES

31 DEC 04

* Schedule of Assets Held for Investment Purposes

Security Description / Asset ID                    Shares/Par Value                  Historical Cost               Current Value
------------------------------------------------------------------------------------------------------------------------------------

U.S. Government Securities
------------------------------------------------------------------------------------------------------------------------------------
UNITED STATES - USD

SMALL BUSINESS ADMIN GTD DEV PARTN CTF DEB SER
 1993-20 F CUSIP: 83162CER0                             232,889.400                      246,723.030                 244,783.760
SMALL BUSINESS ADMIN GTD DEV PARTN CTF DEB SER
 1997-20 F CUSIP: 83162CHN6                             109,128.170                      113,155.830                 117,463.380
SMALL BUSINESS ADMIN GTD DEV PARTN CTF DEB SER
 2003-20 B CUSIP: 83162CMU4                             369,154.260                      367,885.290                 373,117.130
SMALL BUSINESS ADMIN GTD DEV PARTN CTF 6.1%
 DUE 07-01-201 CUSIP: 83162CJJ3                         239,026.220                      239,026.220                 252,312.250
UNITED STATES TREAS NTS DTD 01/31/2003 1.625%
 DUE 01-31-2 CUSIP: 912828AS9                         3,600,000.000                    3,597,187.500               3,599,438.400
UNITED STATES TREAS NTS DTD 08/31/2003 2%
 DUE 08-31-2005 CUSIP: 912828BJ8                      3,900,000.000                    3,898,406.840               3,884,766.600
US TREAS NTS DTD 02/18/2003 3 DUE 02-15-2008
 REG CUSIP: 912828AT7                                 2,900,000.000                    2,908,042.970               2,876,324.400
US TREAS NTS DTD 05/15/2002 4.375 DUE 05-15-2007
 REG CUSIP: 912828AC4                                 3,100,000.000                    3,239,714.840               3,186,096.300
US TREAS NTS NT 1.25 DUE 05-31-2005 REG
 CUSIP: 912828BB5                                     3,450,000.000                    3,444,949.220               3,433,557.300
US TREAS NTS 4.875 DUE 02-15-2012 REG
 CUSIP: 9128277L0                                       280,000.000                      301,765.630                 295,946.840
------------------------------------------------------------------------------------------------------------------------------------
TOTAL UNITED STATES - USD                                                              43,610,456.20               43,642,720.97
------------------------------------------------------------------------------------------------------------------------------------
TOTAL U.S. GOVERNMENT SECURITIES                                                       43,610,456.20               43,642,720.97

Corporate Debt Instruments - Preferred
------------------------------------------------------------------------------------------------------------------------------------
UNITED STATES - USD

AMERICAN HOME PRODS CORP NT 6.95% DUE 03-15-2011
 BEO CUSIP: 026609AM9                                   170,000.000                      169,702.500                 191,413.370
BANKAMERICA CAP II SER 2 8 BD DUE 12-15-2026/06
 BEO CUSIP: 066048AA7                                   300,000.000                      316,629.000                 328,929.600
BK 1 CAP III 8.75 BDS 01/09/30 USD 8.75 DUE
 09-01-2030/08-CUSIP: 06423KAA9                         250,000.000                      292,780.500                 338,419.000
BURL NORTHN SANTA FE RY CO PASS THRU TR SER
 2000-1 8.251 D CUSIP: 12189PAG7                        356,785.950                      356,785.950                 443,542.020
CIT GROUP INC NEW SR NT 5.75 DUE 09-25-2007
 CUSIP: 125581AC2                                        90,000.000                       89,949.790                  94,612.950
CITICORP CAP I 7.933% DUE 02-15-2027/02-15-2
 CUSIP: 17303PAA0                                       300,000.000                      313,161.000                 330,351.600
DOW CHEM CO NT DTD 08/29/2002 6 DUE
 10-01-2012/09-30-2 CUSIP: 260543BR3                    250,000.000                      277,330.000                 273,136.500
DOW CHEM CO 7.375 DUE 11-01-2029 BEO
 CUSIP: 260543BJ1                                       250,000.000                      267,310.000                 303,320.750
HEWLETT PACKARD CO GLOBAL NT 5.5 DUE
 07-01-2007/06-30-2 CUSIP: 428236AF0                    400,000.000                      399,200.000                 417,148.000
UN PAC RR CO PASS THRU TR PASS THRU CTF SER
 1999-A 7.6 DUE CUSIP: 907833AH0                        831,197.300                      831,197.300                 986,780.810
WYETH WYE 5.50 02/01/2014 5.5 DUE
 02-01-2014/12-16-2 CUSIP: 983024AE0                    800,000.000                      793,282.500                 827,670.400
------------------------------------------------------------------------------------------------------------------------------------
TOTAL UNITED STATES - USD                                                               4,107,328.54                4,535,325.00
------------------------------------------------------------------------------------------------------------------------------------
TOTAL CORPORATE DEBT INSTRUMENTS -PREFERRED                                             4,107,328.54                4,535,325.00


NORTHERN TRUST                                                           Generated by Northern Trust from periodic data on 24 May 05


                                     14


5500 SUPPLEMENTAL SCHEDULES

31 DEC 04

* Schedule of Assets Held for Investment Purposes

Security Description / Asset ID                    Shares/Par Value                  Historical Cost               Current Value
------------------------------------------------------------------------------------------------------------------------------------

Corporate Debt Instruments - Other
------------------------------------------------------------------------------------------------------------------------------------
UNITED STATES - USD

AMERADA HESS CORP NT DTD 08/15/2001 6.65
 DUE 08-15-2011/08-CUSIP: 023551AH7                     150,000.000                      158,428.090                 164,951.250
AMERADA HESS CORP NT 7.875 DUE
 10-01-2029/09-30-2 CUSIP: 023551AF1                    200,000.000                      221,491.200                 236,641.200
AOL TIME WARNER INC DEB DTD 04/08/2002 7.7 DUE
 05-01-2032 CUSIP: 00184AAG0                            844,000.000                      912,804.220               1,032,311.590
AOL TIME WARNER INC 7.625% DUE 04-15-2031/04-14-2
 CUSIP: 00184AAC9                                       350,000.000                      383,239.500                 423,416.350
AT&T CORP FLOATING RATE NT DUE 11-15-2011/11-14-2
 CUSIP: 001957BC2                                       625,000.000                      634,029.670                 719,531.250
AT&T CORP USD SR NT VAR RATE DUE
 11-15-2031/11-14-2 CUSIP: 001957BD0                    875,000.000                      808,479.000               1,044,531.250
BSTN PPTYS LTD PARTNERSHIP SR NT 5.625 DUE
 04-15-2015/04-CUSIP: 10112RAF1                         400,000.000                      394,248.500                 412,308.400
BSTN PPTYS LTD PARTNERSHIP SR NT 6.25 DUE
 01-15-2013/01-CUSIP: 10112RAB0                         175,000.000                      175,613.500                 189,864.330
CARDINAL HLTH INC 6.75 DUE 02-15-2011 BEO
 CUSIP: 14149YAF5                                        75,000.000                       81,306.750                  82,503.150
CIGNA CORP SR NT 7 DUE 01-15-2011/01-14-2
 CUSIP: 125509BF5                                       315,000.000                      313,651.800                 352,019.750
CIGNA CORP 7.875 DEB DUE 05-15-2027
 CUSIP: 125509AZ2                                       200,000.000                      245,360.000                 242,443.200
COMCAST CORP NEW NT 5.3 DUE 01-15-2014/01-14-2
 CUSIP: 20030NAE1                                       775,000.000                      762,951.250                 799,268.350
DILLARD DEPT STORES INC 7.75 DEBDUE 05-15-2027
 BEO CUSIP: 254063AW0                                   370,000.000                      265,223.400                 382,025.000
ELECTR DATA SYS CORP NEW SR NT SER B 6.5 DUE
 08-01-2013/11-CUSIP: 285661AD6                         350,000.000                      333,081.000                 369,561.850
EOP OPER LTD PARTNERSHIP EOP OPER LP 5.875 DUE
 01-15-20 CUSIP: 268766BY7                              450,000.000                      455,025.000                 475,634.700
EOP OPER LTD PARTNERSHIP EOP OPER 4.75 DUE
 03-15-2014 BEO CUSIP: 268766BZ4                        445,000.000                      436,789.300                 430,479.210
FORD MTR CR CO FORD MTR CR CO 7.25 DUE 10-25-2011
 BEO CUSIP: 345397TY9                                 1,170,000.000                    1,194,375.620               1,254,738.420
FORD MTR CR CO NT 7.375 DUE 10-28-2009 BEO
 CUSIP: 345397SM6                                       200,000.000                      213,626.000                 215,733.600
GEN MTR ACCEPT CORP 8.875 BD DUE 6-1-2010 REG
 (OPT CUSIP: 370424FV0                                  740,000.000                      876,655.800                 834,845.060
GEN MTRS ACCEP CORP NT DTD 09/12/2001 6.875
 DUE 09-15-20 CUSIP: 370425RX0                          425,000.000                      433,065.000                 435,537.030
HCA INC SR NT 5.75 DUE 03-15-2014 REG
 CUSIP: 404119AL3                                     1,300,000.000                    1,289,756.000               1,259,339.900
HEALTH NET INC SR NT STEP UP 04-15-2011
 CUSIP: 42222GAC2                                       300,000.000                      298,932.000                 361,910.700
MAY DEPT STORES CO CO 6.7 DUE 09-15-2028
 BEO CUSIP: 577778BH5                                   425,000.000                      430,715.500                 445,344.330
MAY DEPT STORES CO 7.875 DEB DUE 08-15-2036/16
 CUSIP: 577778BD4                                       520,000.000                      559,239.200                 589,140.240
MAY DEPT STORES CO 8.5 DUE 06-01-2019 BEO
 CUSIP: 577778BM4                                       185,000.000                      192,031.850                 227,608.280
PVTPL OVERSEAS PVT INV CRP U S GVT GTD SER
 1996 503-D TR CUSIP: 690353CJ4                         328,887.990                      328,887.990                 345,829.010
RAYTHEON CO NT 8.3 DUE 03-01-2010 BEO
 CUSIP: 755111BH3                                       260,000.000                      284,427.000                 308,098.180
RAYTHEON CO 6.75 DUE 08-15-2007 REG
 CUSIP: 755111AE1                                       286,000.000                      288,611.180                 308,109.800
SAFECO CORP NT 6.875 DUE 07-15-2007 REG
 CUSIP: 786429AK6                                       100,000.000                      100,572.240                 107,084.600
SAFECO CORP SR NT 7.25 DUE 09-01-2012 BEO
 CUSIP: 786429AN0                                       100,000.000                      115,458.000                 114,146.800
ST PAUL COS INC SR NT 8.125 DUE
 04-15-2010/04-17-2 CUSIP: 792860AD0                    275,000.000                      296,881.750                 321,192.580


NORTHERN TRUST                                                           Generated by Northern Trust from periodic data on 24 May 05

                                     15


5500 SUPPLEMENTAL SCHEDULES

31 DEC 04

* Schedule of Assets Held for Investment Purposes

Security Description / Asset ID                    Shares/Par Value                  Historical Cost               Current Value
------------------------------------------------------------------------------------------------------------------------------------

Corporate Debt Instruments - Other
------------------------------------------------------------------------------------------------------------------------------------
UNITED STATES - USD

TIME WARNER ENTMT CO L P SR SUB DEB 8.375
 DUE 07-15-20 CUSIP: 88731EAJ9                          150,000.000                      170,983.070                 193,788.150
UNUM CORP NT 6.75 DUE 12-15-2028 BEO
 CUSIP: 903192AA0                                       450,000.000                      374,753.000                 406,125.000
UNUMPROVIDENT CORP SR NT 7.625 DUE 03-01-2011
 BEO CUSIP: 91529YAC0                                   275,000.000                      280,682.270                 288,062.500
XEROX CORP NT 6.875 DUE 08-15-2011/08-14-2
 CUSIP: 984121BN2                                       400,000.000                      400,000.000                 426,000.000
XEROX CORP SR NT 7.125 DUE 06-15-2010/06-14-2
 CUSIP: 984121BL6                                       650,000.000                      675,125.000                 702,000.000
------------------------------------------------------------------------------------------------------------------------------------
TOTAL UNITED STATES - USD                                                              15,386,500.65               16,502,125.01
------------------------------------------------------------------------------------------------------------------------------------
TOTAL CORPORATE DEBT INSTRUMENTS - OTHER                                               15,386,500.65               16,502,125.01


Corporate Stock - Common
------------------------------------------------------------------------------------------------------------------------------------
UNITED STATES - USD

#REORG/CHARLES RIV ASSOC INC NAME CHANGETO CRA
 INTL SEC # CUSIP: 159852102                              2,900.000                      101,525.580                 135,633.000
#REORG/S.W BANCORPORATION TEX INC COM NAME CHANGE
 EFF 5/ CUSIP: 84476R109                                  5,900.000                      121,312.110                 137,411.000
#REORG/SIRIUS SATELLITE RADIO INC PLAN OF
 PRIVITIZATION E CUSIP: 82966U103                        18,000.000                      101,220.360                 137,700.000
ABBOTT LAB COM CUSIP: 002824100                          38,600.000                    1,515,012.060               1,800,690.000
ADOBE SYS INC COM CUSIP: 00724F101                        4,000.000                      247,199.300                 250,960.000
ADR AKZO NOBEL N V SPONSORED ADR CUSIP: 010199305        54,400.000                    1,789,984.050               2,311,456.000
ADR BP P L C SPONSORED ADR CUSIP: 055622104               5,600.000                      274,239.100                 327,040.000
ADR CADBURY SCHWEPPES P L C ADR 4 ORD
 CUSIP: 127209302                                         8,100.000                      289,052.150                 305,370.000
ADR ELAN CORP PLC ADR REPSTG SHS CUSIP: 284131208        25,100.000                      688,745.920                 683,975.000
ADR GLAXOSMITHKLINE PLC SPONSORED ADR
 CUSIP: 37733W105                                        69,200.000                    2,964,533.220               3,279,388.000
ADR GOL LINHAS AEREAS INTELIGENTES SPONSORED
 ADR REPS CUSIP: 38045R107                                5,700.000                      114,703.000                 181,716.000
ADR HONDA MOTOR CO. LTD AMER DEPOSITARY SHARES
 REPRESENTIN CUSIP: 438128308                            22,900.000                      475,853.350                 596,774.000
ADR MATSUSHITA ELEC INDL LTD ADR CUSIP: 576879209        91,000.000                    1,058,551.280               1,460,550.000
ADR NOVARTIS AG SPONSORED ADR ISIN #US66987V1098
 CUSIP: 66987V109                                        24,500.000                    1,096,845.350               1,238,230.000
ADR RIO TINTO PLC CUSIP: 767204100                       12,700.000                      799,047.760               1,513,967.000
ADR ROCHE HLDG LTD SPONSORED ADR ISIN
 #US771195104 CUSIP: 771195104                            5,700.000                      506,620.300                 656,169.180
ADR SAP AKTIENGESELLSCHAFT SPONSORED ADR
 CUSIP: 803054204                                        40,100.000                    1,437,889.240               1,772,821.000
ADR SCOTTISH PWR PLC SPONSORED ADR
 FINALINSTALMENT CUSIP: 81013T705                        23,100.000                      550,260.810                 719,796.000
ADR SONY CORP AMER DEPY RCPT FOR DOLLAR-VALIDATED
 C CUSIP: 835699307                                      69,300.000                    2,526,944.220               2,699,928.000
ADR SYNGENTA AG SPONSORED ADR CUSIP: 87160A100           35,100.000                      410,230.420                 749,385.000


NORTHERN TRUST                                                           Generated by Northern Trust from periodic data on 24 May 05


                                     16


5500 SUPPLEMENTAL SCHEDULES

31 DEC 04

* Schedule of Assets Held for Investment Purposes

Security Description / Asset ID                    Shares/Par Value                  Historical Cost               Current Value
------------------------------------------------------------------------------------------------------------------------------------

Corporate Stock - Common
------------------------------------------------------------------------------------------------------------------------------------
UNITED STATES - USD

ADR TAIWAN SEMICONDUCTOR MFG CO LTD SPONSORED
 ADR CUSIP: 874039100                                   113,045.000                      909,280.930                 959,752.050
ADR TEVA PHARMACEUTICAL INDS CUSIP: 881624209            34,800.000                      997,182.960               1,039,128.000
ADR TOTAL SA CUSIP: 89151E109                             5,500.000                      402,236.140                 604,120.000
ADR UNILEVER N V NEW YORK SHS NEW
 CUSIP: 904784709                                        36,200.000                    2,095,931.130               2,414,902.000
ADR VODAFONE GROUP PLC NEW SPONSORED ADR
 CUSIP: 92857W100                                        25,300.000                      548,886.590                 692,714.000
ADR VOLVO AKTIEBOLAGET CL B CUSIP: 928856400             16,400.000                      543,783.340                 650,260.000
ADVANCED MICRO DEVICES INC COM CUSIP: 007903107          29,000.000                      688,726.010                 638,580.000
AETNA INC CUSIP: 00817Y108                                7,700.000                      758,399.430                 960,575.000
AFFILIATED MANAGERS GROUP INC COM STK
 CUSIP: 008252108                                         3,500.000                      187,498.140                 237,090.000
AFLAC INC COM CUSIP: 001055102                           12,100.000                      457,518.270                 482,064.000
AGILENT TECHNOLOGIES INC COM CUSIP: 00846U101            21,700.000                      470,570.060                 522,970.000
AIRGAS INC COM CUSIP: 009363102                           3,000.000                       71,551.360                  79,530.000
ALCAN INC CUSIP: 013716105                               22,000.000                    1,059,545.090               1,078,880.000
ALCOA INC COM STK CUSIP: 013817101                       37,300.000                    1,095,005.020               1,171,966.000
ALCON INC ALCON INC CUSIP: H01301102                     23,800.000                    1,425,520.110               1,918,280.000
ALEXION PHARMACEUTICALS INC COM CUSIP: 015351109          4,000.000                       91,474.430                 100,800.000
ALKERMES INC COM CUSIP: 01642T108                         6,000.000                       87,405.630                  84,540.000
ALLERGAN INC COM CUSIP: 018490102                         6,100.000                      424,984.410                 494,527.000
ALLIANCE DATA SYS CORP COM CUSIP: 018581108               7,000.000                      183,191.190                 332,360.000
ALLTEL CORP COM CUSIP: 020039103                         29,700.000                    1,508,535.790               1,745,172.000
ALTERA CORP COM CUSIP: 021441100                         12,700.000                      295,088.040                 262,890.000
ALTIRIS INC COM CUSIP: 02148M100                          3,000.000                       76,628.400                 106,290.000
ALVARION LTD COM CUSIP: M0861T100                         8,000.000                      112,525.200                 106,240.000
AMEDISYS INC COM CUSIP: 023436108                         4,000.000                      125,338.780                 129,560.000
AMER ELEC PWR CO INC COM CUSIP: 025537101                38,600.000                    1,215,275.570               1,325,524.000
AMER EXPRESS CO COM CUSIP: 025816109                     28,700.000                    1,255,559.450               1,617,819.000
AMERADA HESS CORP COM CUSIP: 023551104                   13,600.000                      801,115.380               1,120,368.000
AMERN INTL GROUP INC COM CUSIP: 026874107                41,662.000                    2,873,657.290               2,735,943.540
AMERN PWR CONVERSION CORP COM CUSIP: 029066107           14,600.000                      227,518.020                 312,440.000
AMGEN INC COM CUSIP: 031162100                           52,200.000                    2,857,707.990               3,348,630.000
ANHEUSER BUSCH COS INC COM CUSIP: 035229103              26,700.000                    1,308,493.230               1,354,491.000


NORTHERN TRUST                                                           Generated by Northern Trust from periodic data on 24 May 05


                                     17


5500 SUPPLEMENTAL SCHEDULES

31 DEC 04

* Schedule of Assets Held for Investment Purposes

Security Description / Asset ID                    Shares/Par Value                  Historical Cost               Current Value
------------------------------------------------------------------------------------------------------------------------------------

Corporate Stock - Common
------------------------------------------------------------------------------------------------------------------------------------
UNITED STATES - USD

AON CORP COM CUSIP: 037389103                            15,300.000                      355,309.350                 365,058.000
APACHE CORP COM CUSIP: 037411105                         13,800.000                      626,396.190                 697,866.000
APPLE COMPUTER INC COM CUSIP: 037833100                  46,600.000                    1,976,076.710               3,001,040.000
ARAMARK CORP CL B CUSIP: 038521100                       32,200.000                      797,454.550                 853,622.000
ASK JEEVES INC OC-COM CUSIP: 045174109                    3,000.000                       74,270.710                  80,250.000
AT&T CORP COM NEW CUSIP: 001957505                      149,400.000                    3,188,055.500               2,847,564.000
ATMI INC COM CUSIP: 00207R101                             4,500.000                       93,044.720                 101,385.000
AUDIOCODES LTD COM STK CUSIP: M15342104                   8,000.000                      111,755.970                 132,880.000
AVAYA INC COM CUSIP: 053499109                           37,100.000                      259,596.750                 638,120.000
AVERY DENNISON CORP COM CUSIP: 053611109                 12,800.000                      775,191.170                 767,616.000
AVIALL INC NEW COM CUSIP: 05366B102                       3,500.000                       78,613.950                  80,395.000
AVOCENT CORP COM CUSIP: 053893103                         3,900.000                      135,802.840                 158,028.000
AVON PRODS INC COM USD0.25 CUSIP: 054303102              47,300.000                    1,553,589.580               1,830,510.000
BAKER HUGHES INC COM CUSIP: 057224107                    47,300.000                    1,566,619.610               2,018,291.000
BARRETT BILL CORP COM STK CUSIP: 06846N104                1,200.000                       30,000.000                  38,388.000
BCE INC COM STK CUSIP: 05534B109                         67,200.000                    1,340,551.180               1,621,536.000
BECTON DICKINSON & CO COM CUSIP: 075887109               11,100.000                      330,408.340                 630,480.000
BED BATH BEYOND INC COM CUSIP: 075896100                 16,600.000                      700,242.110                 661,178.000
BEI TECHNOLOGIES INC COM CUSIP: 05538P104                 4,000.000                      118,717.410                 123,520.000
BIOGEN IDEC INC COM STK CUSIP: 09062X103                 11,700.000                      692,425.640                 779,337.000
BJ SVCS CO COM CUSIP: 055482103                           8,200.000                      283,612.810                 381,628.000
BK AMER CORP COM CUSIP: 060505104                        41,782.000                    1,390,246.340               1,963,336.180
BMC SOFTWARE INC COM STK CUSIP: 055921100                31,100.000                      453,289.220                 578,460.000
BRISTOL MYERS SQUIBB CO COM CUSIP: 110122108             28,700.000                      640,562.080                 735,294.000
BROADCOM CORP CL A CUSIP: 111320107                      63,700.000                    2,107,423.200               2,056,236.000
BSTN SCIENTIFIC CORP COM CUSIP: 101137107                62,000.000                    2,488,710.830               2,204,100.000
CAP 1 FNCL COM CUSIP: 14040H105                          32,900.000                    1,198,353.320               2,770,509.000
CARDINAL HLTH INC CUSIP: 14149Y108                       52,800.000                    2,772,147.430               3,070,320.000
CAREMARK RX INC COM CUSIP: 141705103                     13,600.000                      380,217.200                 536,248.000
CARNIVAL CORP COM PAIRED CUSIP: 143658300                56,200.000                    2,570,916.620               3,238,806.000
CATERPILLAR INC COM CUSIP: 149123101                      9,400.000                      715,336.880                 916,594.000

NORTHERN TRUST                                                           Generated by Northern Trust from periodic data on 24 May 05


                                     18


5500 SUPPLEMENTAL SCHEDULES

31 DEC 04

* Schedule of Assets Held for Investment Purposes

Security Description / Asset ID                    Shares/Par Value                  Historical Cost               Current Value
------------------------------------------------------------------------------------------------------------------------------------

Corporate Stock - Common
------------------------------------------------------------------------------------------------------------------------------------
UNITED STATES - USD

CENT PAC FINL CORP COM CUSIP: 154760102                   4,500.000                      129,205.010                 162,765.000
CHEESECAKE FACTORY INC COM CUSIP: 163072101               6,730.000                      194,002.030                 218,523.100
CHEVRON CORP COM CUSIP: 166764100                        74,700.000                    3,135,441.380               3,922,497.000
CHICOS FAS INC COM CUSIP: 168615102                      12,800.000                      556,243.400                 582,784.000
CHUBB CORP COM CUSIP: 171232101                          13,800.000                      888,274.070               1,061,220.000
CIGNA CORP COM CUSIP: 125509109                          10,300.000                      495,678.440                 840,171.000
CISCO SYS INC COM CUSIP: 17275R102                      185,500.000                    4,004,335.680               3,580,150.000
CIT GROUP INC NEW COM CUSIP: 125581108                   27,900.000                      608,148.110               1,278,378.000
CITIGROUP INC COM CUSIP: 172967101                      103,300.000                    4,436,586.900               4,976,994.000
CLOROX CO COM CUSIP: 189054109                           12,700.000                      562,342.390                 748,411.000
COACH INC COM CUSIP: 189754104                           22,800.000                    1,012,968.590               1,285,920.000
COCA COLA CO COM CUSIP: 191216100                        18,200.000                      792,253.530                 757,666.000
COGENT INC COM CUSIP: 19239Y108                           5,000.000                       99,035.600                 165,000.000
COINSTAR INC COM CUSIP: 19259P300                         5,900.000                      151,019.550                 158,297.000
COMCAST CORP NEW CL A CUSIP: 20030N101                  114,157.000                    3,074,757.800               3,799,144.960
COML CAP BANCORP INC COM CUSIP: 20162L105                 4,500.000                       64,673.350                 104,310.000
COMPUTER SCI CORP COM CUSIP: 205363104                   32,500.000                    1,163,364.930               1,832,025.000
COMPUWARE CORP COM CUSIP: 205638109                     110,300.000                      776,610.040                 713,641.000
CONOCOPHILLIPS COM CUSIP: 20825C104                      17,500.000                      906,931.340               1,519,525.000
COOPER COS INC COM NEW CUSIP: 216648402                   2,500.000                      112,453.520                 176,475.000
CORNING INC COM CUSIP: 219350105                        197,400.000                    2,345,558.930               2,323,398.000
CORPORATE EXECUTIVE BRD CO COMMON STOCK
 CUSIP: 21988R102                                         2,920.000                      155,610.340                 195,464.800
COSTCO WHSL CORP NEW COM CUSIP: 22160K105                 6,000.000                      216,764.690                 290,460.000
COVANCE INC COM CUSIP: 222816100                          5,950.000                      185,158.170                 230,562.500
CYMER INC COM CUSIP: 232572107                            4,500.000                      142,876.450                 132,930.000
CYPRESS BIOSCIENCES INC COM PAR $.02
 CUSIP: 232674507                                        10,000.000                      120,427.270                 140,600.000
DANAHER CORP COM CUSIP: 235851102                        19,100.000                      886,588.060               1,096,531.000
DELL INC COM STK CUSIP: 24702R101                       117,200.000                    3,489,878.050               4,938,808.000
DELPHI CORP COM CUSIP: 247126105                        106,000.000                    1,361,110.760                 956,120.000
DELTA FINL CORP COM STK CUSIP: 247918105                      0.000                            0.000                       0.000
DILLARDS INC CL A COM CUSIP: 254067101                   14,400.000                      546,300.000                 386,928.000


NORTHERN TRUST                                                           Generated by Northern Trust from periodic data on 24 May 05


                                     19


5500 SUPPLEMENTAL SCHEDULES

31 DEC 04

* Schedule of Assets Held for Investment Purposes

Security Description / Asset ID                    Shares/Par Value                  Historical Cost               Current Value
------------------------------------------------------------------------------------------------------------------------------------

Corporate Stock - Common
------------------------------------------------------------------------------------------------------------------------------------
UNITED STATES - USD

DOMINION RES INC VA NEW COM CUSIP: 25746U109             11,500.000                      654,859.920                 779,010.000
DONNELLEY R R & SONS CO COM CUSIP: 257867101             24,600.000                      763,604.660                 868,134.000
DOW CHEM CO COM CUSIP: 260543103                         90,754.000                    2,925,985.270               4,493,230.540
DREAMWORKS ANIMATION INC CL A COM STK
 CUSIP: 26153C103                                        11,100.000                      426,240.630                 416,361.000
DUKE ENERGY CORP COM STK CUSIP: 264399106                80,000.000                    1,575,950.960               2,026,400.000
EASTMAN KODAK CO COM CUSIP: 277461109                     5,000.000                      199,839.430                 161,250.000
EBAY INC COM CUSIP: 278642103                            57,000.000                    3,903,323.420               6,627,960.000
ED MGMT CORP COM CUSIP: 28139T101                         4,500.000                      150,761.490                 148,545.000
EDO CORP COM CUSIP: 281347104                             5,000.000                      130,106.830                 158,750.000
EDUCATE INC COM CUSIP: 28138P100                          6,000.000                       68,627.060                  79,440.000
ELECTR ARTS COM CUSIP: 285512109                         64,000.000                    2,887,889.050               3,947,520.000
ELECTR DATA SYS CORP NEW COM CUSIP: 285661104           100,000.000                    2,042,363.830               2,310,000.000
ELI LILLY & CO COM CUSIP: 532457108                      12,100.000                      760,047.900                 686,675.000
EMERSON ELEC CO COM CUSIP: 291011104                     11,300.000                      622,264.910                 792,130.000
ENERGY CONVERSION DEVICES INC COM
 CUSIP: 292659109                                         5,000.000                       99,196.770                  96,600.000
ENGELHARD CORP COM CUSIP: 292845104                      25,000.000                      479,651.060                 766,750.000
EPICOR SOFTWARE CORP COM CUSIP: 29426L108                10,000.000                      136,800.040                 140,900.000
EXELON CORP COM CUSIP: 30161N101                         14,700.000                      368,979.610                 647,829.000
EXXON MOBIL CORP COM CUSIP: 30231G102                    45,516.000                    1,689,499.000               2,333,150.160
F P L GROUP INC COM CUSIP: 302571104                     10,800.000                      673,050.760                 807,300.000
FAIRMONT HOTELS RESORTS INC COM CUSIP: 305204109          5,000.000                      135,333.880                 173,200.000
FEDEX CORP COM CUSIP: 31428X106                          18,400.000                      680,787.090               1,812,216.000
FEDT DEPT STORES INC DEL COM CUSIP: 31410H101            18,800.000                      845,758.080               1,086,452.000
FINISH LINE INC CL A CUSIP: 317923100                     5,800.000                      102,275.140                 106,140.000
FIRST CASH FINANCIAL SERVICES INC
 CUSIP: 31942D107                                         7,000.000                      152,831.960                 186,970.000
FIRSTENERGY CORP COM CUSIP: 337932107                    13,200.000                      513,595.610                 521,532.000
FLUOR CORP NEW COM CUSIP: 343412102                      22,900.000                      687,312.640               1,248,279.000
FMC TECHNOLOGIES INC COM CUSIP: 30249U101                 5,000.000                      131,475.640                 161,000.000
FORMFACTOR INC COM STK CUSIP: 346375108                   6,000.000                      117,735.980                 162,840.000
FOUNDATION COAL HLDGS INC COM STK
 CUSIP: 35039W100                                         8,000.000                      176,920.960                 184,480.000
FREESCALE SEMICONDUCTOR INC CL B COM STK
 CUSIP: 35687M206                                         5,178.000                       40,811.100                  95,068.080


NORTHERN TRUST                                                           Generated by Northern Trust from periodic data on 24 May 05


                                     20


5500 SUPPLEMENTAL SCHEDULES

31 DEC 04

* Schedule of Assets Held for Investment Purposes

Security Description / Asset ID                    Shares/Par Value                  Historical Cost               Current Value
------------------------------------------------------------------------------------------------------------------------------------

Corporate Stock - Common
------------------------------------------------------------------------------------------------------------------------------------
UNITED STATES - USD

FREESCALE SEMICONDUCTOR INC COM CL A
 CUSIP: 35687M107                                        15,400.000                      209,730.430                 274,428.000
FRKLN RES INC COM CUSIP: 354613101                       12,800.000                      683,442.060                 891,520.000
F5 NETWORKS INC COM STK CUSIP: 315616102                  2,850.000                      125,320.880                 138,852.000
G & K SVCS INC CL A CUSIP: 361268105                      3,000.000                      107,593.130                 130,260.000
GAP INC COM CUSIP: 364760108                             36,000.000                      443,557.830                 760,320.000
GEN COMMUNICATION INC CL A CUSIP: 369385109              11,800.000                      116,663.110                 130,272.000
GEN ELEC CO COM CUSIP: 369604103                        182,600.000                    5,992,106.300               6,664,900.000
GEN MILLS INC COM CUSIP: 370334104                       23,500.000                    1,044,009.830               1,168,185.000
GEN-PROBE INC NEW COM CUSIP: 36866T103                    4,500.000                      111,331.500                 203,445.000
GENENTECH INC COM STK CUSIP: 368710406                   14,100.000                      449,632.660                 767,604.000
GENERAL MOTORS CORP COMMON STOCK CUSIP: 370442105        31,300.000                    1,404,193.960               1,253,878.000
GENUINE PARTS CO COM CUSIP: 372460105                    30,000.000                      856,118.660               1,321,800.000
GENWORTH FINL INC COM CL A CUSIP: 37247D106              21,800.000                      425,100.000                 588,600.000
GILEAD SCI INC COM CUSIP: 375558103                      59,400.000                    1,847,621.420               2,078,406.000
GOLDEN W. FNCL CORP COM CUSIP: 381317106                 47,200.000                    1,569,180.240               2,899,024.000
GOLDMAN SACHS GROUP INC COM CUSIP: 38141G104             17,100.000                    1,524,994.540               1,779,084.000
GOODRICH CORPORATION CUSIP: 382388106                    22,900.000                      683,459.110                 747,456.000
GOOGLE INC CL A CUSIP: 38259P508                         16,300.000                    2,738,831.750               3,147,530.000
GRAY T.V INC COM CL B CUSIP: 389375106                        0.000                            0.000                       0.000
GREAT LAKES CHEM CORP COM CUSIP: 390568103                3,000.000                       80,698.700                  85,470.000
GREAT WOLF RESORTS INC COM COM CUSIP: 391523107           5,000.000                       85,000.000                 111,700.000
GREENFIELD ONLINE INC COM CUSIP: 395150105                3,000.000                       65,485.650                  65,970.000
GUITAR CTR INC COM CUSIP: 402040109                       4,600.000                      158,230.920                 242,374.000
HALLIBURTON CO COM CUSIP: 406216101                      32,900.000                    1,199,538.180               1,290,996.000
HARMAN INTL INDS INC NEW COM STK USD0.01
 CUSIP: 413086109                                         2,800.000                      199,273.960                 355,600.000
HARSCO CORP COM CUSIP: 415864107                          2,950.000                      137,236.300                 164,433.000
HCA INC COM CUSIP: 404119109                             93,300.000                    3,354,714.200               3,728,268.000
HEIDRICK & STRUGGLES INTL INC COM ISIN
 #954228191023 CUSIP: 422819102                           5,500.000                      140,746.620                 188,485.000
HEWLETT PACKARD CO COM CUSIP: 428236103                 186,100.000                    3,367,078.730               3,902,517.000
HIBBETT SPORTING GOODS INC COM CUSIP: 428565105           9,950.000                      174,182.600                 264,769.500
HONEYWELL INTL INC COM STK CUSIP: 438516106              20,300.000                      633,282.050                 718,823.000


NORTHERN TRUST                                                           Generated by Northern Trust from periodic data on 24 May 05

                                     21


5500 SUPPLEMENTAL SCHEDULES

31 DEC 04

* Schedule of Assets Held for Investment Purposes

Security Description / Asset ID                    Shares/Par Value                  Historical Cost               Current Value
------------------------------------------------------------------------------------------------------------------------------------

Corporate Stock - Common
------------------------------------------------------------------------------------------------------------------------------------
UNITED STATES - USD

HOUSEVALUES INC COM COM CUSIP: 44183Y102                  3,400.000                       51,000.000                  51,068.000
HYPERION SOLUTIONS CORP COM CUSIP: 44914M104              3,050.000                      119,064.160                 142,191.000
INPUT/OUTPUT INC COM CUSIP: 457652105                    11,000.000                       98,275.430                  97,240.000
INSPIRE PHARMACEUTICALS INC COM CUSIP: 457733103          7,000.000                      102,946.910                 117,390.000
INTEL CORP COM CUSIP: 458140100                          62,100.000                    1,269,631.460               1,452,519.000
INTERCONTINENTAL HOTELS GROUP PLC SPONSORED ADR
 NEW CUSIP: 458573201                                    26,117.850                      165,016.170                 329,607.270
INTL BUSINESS MACHS CORP COM CUSIP: 459200101             4,700.000                      384,312.610                 463,326.000
INTL PAPER CO COM CUSIP: 460146103                       43,617.000                    1,618,076.940               1,831,914.000
INTUIT COM CUSIP: 461202103                              23,600.000                    1,003,342.400               1,038,636.000
IONATRON INC COM CUSIP: 462070103                        10,000.000                       60,078.300                 113,300.000
JACKSON HEWITT TX SVC INC COM CUSIP: 468202106           10,300.000                      193,204.910                 260,075.000
JARDEN CORP COM CUSIP: 471109108                          6,300.000                      150,355.370                 273,672.000
JONES LANG LASALLE INC COM STK CUSIP: 48020Q107           5,000.000                      125,804.740                 187,050.000
JPMORGAN CHASE & CO COM CUSIP: 46625H100                198,772.000                    6,529,724.210               7,754,095.720
JUNIPER NETWORKS INC COM CUSIP: 48203R104                92,500.000                    2,267,679.700               2,515,075.000
JUPITERMEDIA CORP COM CUSIP: 48207D101                    4,500.000                       84,668.850                 107,010.000
KERR MCGEE CORP COM CUSIP: 492386107                     15,000.000                      728,489.300                 866,850.000
KINDRED HEALTHCARE INC COM STK CUSIP: 494580103           5,000.000                      129,730.810                 149,750.000
KNIGHT-RIDDER INC COM STK CUSIP: 499040103               13,900.000                      960,425.350                 930,466.000
LAUDER ESTEE COS INC CL A CUSIP: 518439104                7,900.000                      359,998.630                 361,583.000
LEGG MASON INC COM CUSIP: 524901105                       7,900.000                      558,347.880                 578,754.000
LENNAR CORP CL A CUSIP: 526057104                        10,000.000                      538,577.680                 566,800.000
LEXMARK INTL INC NEW CL A CUSIP: 529771107                3,400.000                      299,534.900                 289,000.000
LIBERTY MEDIA CORP NEW COM SER A CUSIP: 530718105       105,900.000                      916,853.480               1,162,782.000
LIFE TIME FITNESS INC COM CUSIP: 53217R207                5,000.000                      121,676.150                 129,400.000
LOEWS CORP COM CUSIP: 540424108                          23,000.000                    1,053,822.050               1,616,900.000
LOWES COS INC COM CUSIP: 548661107                       58,600.000                    2,825,362.260               3,374,774.000
LUBRIZOL CORP COM CUSIP: 549271104                        8,500.000                      312,902.630                 313,310.000
LUCENT TECHNOLOGIES INC WT EXP PUR COM
 CUSIP: 549463131                                        10,385.000                            0.000                  16,408.300
MACROMEDIA INC COM CUSIP: 556100105                       6,850.000                      141,609.760                 213,172.000
MARATHON OIL CORP COM CUSIP: 565849106                   12,800.000                      477,670.680                 481,408.000


NORTHERN TRUST                                                           Generated by Northern Trust from periodic data on 24 May 05


                                     22


5500 SUPPLEMENTAL SCHEDULES

31 DEC 04

* Schedule of Assets Held for Investment Purposes

Security Description / Asset ID                    Shares/Par Value                  Historical Cost               Current Value
------------------------------------------------------------------------------------------------------------------------------------

Corporate Stock - Common
------------------------------------------------------------------------------------------------------------------------------------
UNITED STATES - USD

MARVEL ENTERPRISES INC COM STK CUSIP: 57383M108           8,000.000                      119,419.440                 163,840.000
MARVELL TECH GROUP MARVELL TECH GROUP INC
 CUSIP: G5876H105                                        80,000.000                    1,864,568.020               2,837,600.000
MASCO CORP COM CUSIP: 574599106                          33,500.000                      621,728.010               1,223,755.000
MAXIM INTEGRATED PRODS INC COM CUSIP: 57772K101           8,700.000                      416,521.810                 368,793.000
MAY DEPT STORES CO COM CUSIP: 577778103                  61,000.000                    1,551,807.570               1,793,400.000
MBIA INC COM CUSIP: 55262C100                             7,400.000                      371,993.990                 468,272.000
MBNA CORP COM CUSIP: 55262L100                          153,300.000                    3,418,466.800               4,321,527.000
MC DONALDS CORP COM CUSIP: 580135101                     87,800.000                    1,684,484.920               2,814,868.000
MEDICINES COMPANY COM CUSIP: 584688105                    3,500.000                       98,798.070                 100,800.000
MEDIMMUNE INC COM CUSIP: 584699102                        8,400.000                      258,125.880                 227,724.000
MEDTRONIC INC COM CUSIP: 585055106                        9,800.000                      471,854.470                 486,766.000
MELLON FINL CORP COM CUSIP: 58551A108                    57,600.000                    1,569,477.870               1,791,936.000
MERCURY INTERACTIVE CORP COM CUSIP: 589405109             8,600.000                      384,595.310                 391,730.000
MERRILL LYNCH & CO INC COM STK CUSIP: 590188108          39,700.000                    2,190,955.510               2,372,869.000
METLIFE INC COM ISIN US59156R1086
 CUSIP: 59156R108                                        24,400.000                      894,165.180                 988,444.000
METTLER-TOLEDO INTL INC COM CUSIP: 592688105              1,600.000                       69,052.090                  82,096.000
MICROSOFT CORP COM CUSIP: 594918104                     112,700.000                    3,216,150.180               3,010,217.000
MOLINA HEALTHCARE INC COM CUSIP: 60855R100                3,000.000                      130,525.560                 139,140.000
MONSANTO CO NEW COM CUSIP: 61166W101                  7,806,632.000                  117,940,462.720             433,658,407.600
MORGAN STANLEY CUSIP: 617446448                          49,800.000                    2,381,160.880               2,764,896.000
MOTOROLA INC COM CUSIP: 620076109                        46,900.000                      348,019.210                 806,680.000
NABORS INDUSTRIES COM USD0.10 CUSIP: G6359F103           29,300.000                    1,320,007.990               1,502,797.000
NATIONAL OILWELL VARCO COM STK CUSIP: 637071101           5,000.000                      139,275.080                 176,450.000
NATL SEMICONDUCTOR CORP COM CUSIP: 637640103             79,700.000                    1,563,077.700               1,430,615.000
NAVTEQ CORP COM CUSIP: 63936L100                          5,400.000                      146,781.220                 250,344.000
NCR CORP COM CUSIP: 62886E108                            11,100.000                      299,988.040                 768,453.000
NEKTAR THERAPEUTICS COM CUSIP: 640268108                  7,000.000                      125,713.500                 141,680.000
NETWORK APPLIANCE INC DEL CUSIP: 64120L104               33,200.000                      607,936.250               1,102,904.000
NEW YORK TIMES CO CL A ISIN #US6501111073
 CUSIP: 650111107                                        20,400.000                      940,380.610                 832,320.000
NEWS CORP CL A COM CUSIP: 65248E104                     199,500.000                    2,573,041.410               3,722,670.000
NEXTEL COMMUNICATIONS INC CL A COM STK
 CUSIP: 65332V103                                        18,300.000                      545,911.600                 549,000.000


NORTHERN TRUST                                                           Generated by Northern Trust from periodic data on 24 May 05


                                     23


5500 SUPPLEMENTAL SCHEDULES

31 DEC 04

* Schedule of Assets Held for Investment Purposes

Security Description / Asset ID                    Shares/Par Value                  Historical Cost               Current Value
------------------------------------------------------------------------------------------------------------------------------------

Corporate Stock - Common
------------------------------------------------------------------------------------------------------------------------------------
UNITED STATES - USD

NIKE INC CL B CUSIP: 654106103                           12,500.000                      700,928.200               1,133,625.000
NITROMED INC COM CUSIP: 654798503                         5,500.000                      137,831.640                 146,575.000
NOVA CHEMICALS CORP COM CUSIP: 66977W109                 14,300.000                      358,939.370                 676,390.000
OCCIDENTAL PETE CORP COM CUSIP: 674599105                16,400.000                      441,237.240                 957,104.000
ORACLE CORP COM CUSIP: 68389X105                         78,600.000                      956,933.890               1,078,392.000
OSI PHARMACEUTICALS INC COM CUSIP: 671040103              1,800.000                       58,212.340                 134,730.000
O2 MICRO INTL O2 MICRO INTL LTD COM STK
 CUSIP: G6797E106                                        10,000.000                      130,008.910                 114,400.000
P F CHANGS CHINA BISTRO INC COM STK
 CUSIP: 69333Y108                                         2,500.000                      129,822.030                 140,875.000
PALMONE COM STK INC CUSIP: 69713P107                      3,000.000                       70,938.600                  94,650.000
PAYCHEX INC COM CUSIP: 704326107                            800.000                       26,255.150                  27,264.000
PEPSICO INC COM CUSIP: 713448108                         25,600.000                    1,209,742.000               1,336,320.000
PETSMART INC COM CUSIP: 716768106                        10,500.000                      314,537.190                 373,065.000
PFIZER INC COM STK $.11 1/9 PAR CUSIP: 717081103      7,474,166.000                  147,447,493.030             200,980,323.740
PHARMION CORP COM CUSIP: 71715B409                        2,000.000                       94,784.490                  84,420.000
PHOTON DYNAMICS INC COM CUSIP: 719364101                  6,000.000                      169,078.280                 145,680.000
PITNEY BOWES INC COM CUSIP: 724479100                    39,000.000                    1,363,786.680               1,804,920.000
PMI GROUP INC COM CUSIP: 69344M101                       29,300.000                    1,167,572.100               1,223,275.000
PORTALPLAYER INC COM COM STK CUSIP: 736187204               200.000                        3,400.000                   4,936.000
PROCTER & GAMBLE CO COM CUSIP: 742718109                 64,300.000                    3,049,366.610               3,541,644.000
PRUDENTIAL FINL INC COM CUSIP: 744320102                 26,400.000                      966,172.500               1,450,944.000
PSYCHIATRIC SOLUTIONS INC COM CUSIP: 74439H108            4,000.000                      137,049.620                 146,240.000
PULTE HOMES INC COM CUSIP: 745867101                      8,200.000                      512,402.360                 523,160.000
QUALCOMM INC COM COM CUSIP: 747525103                   102,800.000                    3,792,255.030               4,358,720.000
RADIO 1 INC CL D NON VTG CUSIP: 75040P405                 8,000.000                      134,249.030                 128,960.000
RADIOSHACK CORP COM CUSIP: 750438103                     30,800.000                      877,461.710               1,012,704.000
RALCORP HLDGS INC NEW COM CUSIP: 751028101                4,200.000                      151,384.320                 176,106.000
REDWOOD TR INC COM CUSIP: 758075402                       4,620.000                      194,282.270                 286,855.800
REGIS CORP MINN COM CUSIP: 758932107                      6,000.000                      237,679.820                 276,900.000
RENAL CARE GROUP INC COM CUSIP: 759930100                 7,000.000                      204,829.940                 251,930.000
RES CONNECTION INC COM CUSIP: 76122Q105                   1,250.000                       65,852.250                  67,887.500
RESEARCH IN MOTION LTD COM COM CUSIP: 760975102          17,000.000                    1,395,599.800               1,401,140.000


NORTHERN TRUST                                                           Generated by Northern Trust from periodic data on 24 May 05


                                     24


5500 SUPPLEMENTAL SCHEDULES

31 DEC 04

* Schedule of Assets Held for Investment Purposes

Security Description / Asset ID                    Shares/Par Value                  Historical Cost               Current Value
------------------------------------------------------------------------------------------------------------------------------------

Corporate Stock - Common
------------------------------------------------------------------------------------------------------------------------------------
UNITED STATES - USD

RESMED INC COM CUSIP: 761152107                           1,600.000                       71,797.880                  81,760.000
ROHM & HAAS CO COM CUSIP: 775371107                      21,600.000                      742,438.760                 955,368.000
ROPER INDS INC NEW COM CUSIP: 776696106                   3,900.000                      195,749.790                 237,003.000
ROYAL DUTCH PETRO N.Y REGISTRY SH PAR N 1.25 GLDR
 CUSIP: 780257804                                        31,700.000                    1,552,305.870               1,818,946.000
RUDOPLH TECHNOLOGIES INC COM CUSIP: 781270103             5,000.000                      107,207.110                  85,850.000
SAFECO CORP COM CUSIP: 786429100                         11,500.000                      510,479.400                 600,760.000
SAFENET INC COM CUSIP: 78645R107                          3,600.000                      121,278.600                 132,264.000
SALIX PHARMACEUTICALS LTD COM DE CUSIP: 795435106         6,000.000                       97,019.490                 105,540.000
SAPIENT CORP COM CUSIP: 803062108                        15,000.000                       94,692.030                 118,650.000
SCHERING-PLOUGH CORP COM CUSIP: 806605101               151,600.000                    3,527,317.030               3,165,408.000
SCHLUMBERGER LTD COM STK CUSIP: 806857108                22,000.000                    1,402,563.580               1,472,900.000
SCHWAB CHARLES CORP COM NEW CUSIP: 808513105            104,400.000                    1,033,907.300               1,248,624.000
SCRIPPS E.W INC NEW CL A COM CUSIP: 811054204            34,300.000                    1,561,600.980               1,656,004.000
SEROLOGICALS CORP COM CUSIP: 817523103                    6,000.000                      136,951.050                 132,720.000
SIERRA HLTH SVCS INC COM CUSIP: 826322109                 2,200.000                      113,278.690                 121,242.000
SIRF TECH HLDGS INC COM CUSIP: 82967H101                  6,000.000                       82,103.250                  76,320.000
SMITH INTL INC COM CUSIP: 832110100                      15,000.000                      763,094.910                 816,150.000
SOLUTIA INC COM STK CUSIP: 834376105                    585,712.000                   11,395,218.980                 685,283.040
SPANISH BROADCASTING SYS INC CL A COM STK
 CUSIP: 846425882                                        15,900.000                      163,607.990                 167,904.000
ST JUDE MED INC COM CUSIP: 790849103                     70,040.000                    2,443,024.310               2,936,777.200
ST PAUL TRAVELERS CORP CUSIP: 792860108                  53,500.000                    1,934,066.740               1,983,245.000
STARBUCKS CORP COM CUSIP: 855244109                      53,600.000                    1,931,771.050               3,342,496.000
STD PAC CORP NEW COM CUSIP: 85375C101                     3,200.000                      188,954.540                 205,248.000
STERICYCLE INC COM CUSIP: 858912108                       3,200.000                      148,847.200                 147,040.000
STORAGE TECH CORP COM (NEW) CUSIP: 862111200             16,500.000                      268,395.170                 521,565.000
SUNCOR INC COM STK NPV CUSIP: 867229106                   9,600.000                      265,333.660                 339,840.000
SYMANTEC CORP COM CUSIP: 871503108                       66,000.000                    1,276,137.690               1,700,160.000
SYMMETRY MED INC COM STK CUSIP: 871546206                 5,500.000                       87,389.950                 115,775.000
TARGET CORP COM COM CUSIP: 87612E106                     58,600.000                    2,746,580.800               3,043,098.000
TEKELEC COM CUSIP: 879101103                              3,000.000                       63,158.000                  61,320.000
TELESYSTEM INTL WIRELESS INC COM NEW
 CUSIP: 879946606                                        10,000.000                       98,998.930                 111,900.000


NORTHERN TRUST                                                           Generated by Northern Trust from periodic data on 24 May 05


                                     25


5500 SUPPLEMENTAL SCHEDULES

31 DEC 04

* Schedule of Assets Held for Investment Purposes

Security Description / Asset ID                    Shares/Par Value                  Historical Cost               Current Value
------------------------------------------------------------------------------------------------------------------------------------

Corporate Stock - Common
------------------------------------------------------------------------------------------------------------------------------------
UNITED STATES - USD

TELVENT GIT SA CUSIP: E90215109                          12,100.000                      114,252.670                 154,275.000
TENET HEALTHCARE CORP COM CUSIP: 88033G100              122,800.000                    1,496,238.520               1,348,344.000
THERMO ELECTRON CORP COM CUSIP: 883556102                29,000.000                      462,923.420                 875,510.000
TIBCO SOFTWARE INC COM COM CUSIP: 88632Q103              12,500.000                      100,095.810                 166,750.000
TIFFANY & CO COM CUSIP: 886547108                             0.000                            0.000                       0.000
TIME WARNER INC NEW COM CUSIP: 887317105                244,700.000                    3,769,423.380               4,756,968.000
TORCHMARK CORP COM CUSIP: 891027104                      17,400.000                      652,828.260                 994,236.000
TRACTOR SUP CO COM CUSIP: 892356106                       3,000.000                      101,130.960                 111,630.000
TRANSOCEAN INC CUSIP: G90078109                          12,800.000                      524,170.030                 542,592.000
TRIMBLE NAV LTD COM CUSIP: 896239100                      4,000.000                      122,501.070                 132,160.000
TUESDAY MORNING CORP COM NEW ISIN US8990355054
 CUSIP: 899035505                                         4,000.000                      120,726.220                 122,520.000
TX INSTRS INC COM CUSIP: 882508104                       25,800.000                      612,243.030                 635,196.000
TYCO INTL LTD NEW COM CUSIP: 902124106                   49,600.000                    1,583,518.150               1,772,704.000
UCBH HLDGS INC COM CUSIP: 90262T308                       3,200.000                      102,038.780                 146,624.000
ULTRA PETE CORP COM NPV CUSIP: 903914109                  7,000.000                      154,486.900                 336,910.000
UN PAC CORP COM CUSIP: 907818108                         35,600.000                    2,053,294.170               2,394,100.000
UNITED PARCEL SVC INC CL B CUSIP: 911312106              31,100.000                    2,354,575.830               2,657,806.000
UNITEDHEALTH GROUP INC COM CUSIP: 91324P102              20,100.000                      976,309.630               1,769,403.000
UNIVISION COMMUNICATIONS INC CL A
 CUSIP: 914906102                                        13,500.000                      427,832.950                 395,145.000
UNOCAL CORP COM CUSIP: 915289102                         35,100.000                    1,231,552.780               1,517,724.000
UNOVA INC COM CUSIP: 91529B106                            4,000.000                       89,399.710                 101,160.000
UNUMPROVIDENT CORP COM CUSIP: 91529Y106                  40,300.000                      943,988.030                 722,982.000
US BANCORP CUSIP: 902973304                              37,073.000                      786,535.180               1,161,126.360
UTD NAT FOODS INC COM CUSIP: 911163103                    8,400.000                      144,544.810                 261,240.000
UTD TECHNOLOGIES CORP COM CUSIP: 913017109                7,100.000                      651,087.760                 733,785.000
UTD THERAPEUTICS CORP DEL COM STK
 CUSIP: 91307C102                                         2,200.000                       57,537.940                  99,330.000
UTI WORLDWIDE INC ORD NPV CUSIP: G87210103                2,720.000                      121,792.940                 185,014.400
V F CORP COM CUSIP: 918204108                            10,300.000                      325,814.350                 570,414.000
VARIAN SEMICONDUCTOR EQUIPTMENT ASSOCS INC
 COM CUSIP: 922207105                                     3,000.000                      113,896.040                 110,550.000
VCA ANTECH INC COM STK CUSIP: 918194101                  12,500.000                      145,308.320                 245,000.000
VERISIGN INC COM CUSIP: 92343E102                        21,300.000                      659,976.240                 713,976.000


NORTHERN TRUST                                                           Generated by Northern Trust from periodic data on 24 May 05


                                     26


5500 SUPPLEMENTAL SCHEDULES

31 DEC 04

* Schedule of Assets Held for Investment Purposes

Security Description / Asset ID                    Shares/Par Value                  Historical Cost               Current Value
------------------------------------------------------------------------------------------------------------------------------------

Corporate Stock - Common
------------------------------------------------------------------------------------------------------------------------------------
UNITED STATES - USD

VIACOM COM CL B CUSIP: 925524308                         36,600.000                    1,389,768.370               1,331,874.000
VICURON PHARMACEUTICALS INC COM CUSIP: 926471103          6,000.000                      102,661.840                 104,460.000
VION PHARMACEUTICALS INC COM CUSIP: 927624106            17,500.000                       84,221.430                  82,075.000
VOLTERRA SEMICONDUCTOR CORP COM COM
 CUSIP: 928708106                                         5,000.000                       84,496.000                 110,775.000
W MARINE INC CUSIP: 954235107                             5,000.000                      102,817.020                 123,750.000
WACHOVIA CORP NEW COM CUSIP: 929903102                   44,300.000                    1,560,479.510               2,330,180.000
WAL-MART STORES INC COM CUSIP: 931142103                  4,700.000                      247,587.650                 248,254.000
WALGREEN CO COM CUSIP: 931422109                         21,500.000                      778,173.400                 824,955.000
WASTE CONNECTIONS INC COM CUSIP: 941053100                6,000.000                      167,347.510                 205,500.000
WCI CMNTYS INC COM CUSIP: 92923C104                       4,100.000                      118,208.680                 120,540.000
WEATHERFORD INTL LTD CUSIP: G95089101                     6,500.000                      271,425.020                 333,450.000
WELLPOINT INC COM COM CUSIP: 94973V107                   16,300.000                    1,291,904.800               1,874,500.000
WELLS FARGO & CO NEW COM STK CUSIP: 949746101            32,200.000                    1,501,817.910               2,001,230.000
WESTCORP COM CUSIP: 957907108                             4,500.000                      192,714.170                 206,685.000
WESTN WIRELESS CORP CL A CUSIP: 95988E204                 3,900.000                      110,446.710                 114,270.000
WESTWOOD 1 INC COM CUSIP: 961815107                      31,500.000                      930,265.400                 848,295.000
WEYERHAEUSER CO COM CUSIP: 962166104                     11,900.000                      725,817.930                 799,918.000
WHIRLPOOL CORP COM CUSIP: 963320106                      12,300.000                      649,831.140                 851,283.000
WHOLE FOODS MKT INC COM CUSIP: 966837106                 16,700.000                    1,212,025.530               1,592,345.000
WILLIAMS SONOMA INC COM CUSIP: 969904101                  6,100.000                      202,754.040                 213,744.000
WINTRUST FINL CORP COM CUSIP: 97650W108                   3,030.000                      129,292.380                 172,588.800
WYETH COM CUSIP: 983024100                               62,700.000                    2,312,411.670               2,670,393.000
XEROX CORP COM CUSIP: 984121103                         187,000.000                    1,886,398.170               3,180,870.000
XM SATELLITE RADIO HLDGS INC CL A
 CUSIP: 983759101                                         5,700.000                      210,907.780                 214,434.000
YAHOO INC COM CUSIP: 984332106                          163,000.000                    3,543,111.600               6,141,840.000
ZENITH NATL INS CORP COM CUSIP: 989390109                 3,900.000                      150,826.480                 194,376.000
ZIMMER HLDGS INC COM CUSIP: 98956P102                    10,500.000                      687,966.430                 841,260.000
ZYGO CORP COM CUSIP: 989855101                            8,000.000                      120,600.970                  94,320.000
------------------------------------------------------------------------------------------------------------------------------------
TOTAL UNITED STATES - USD                                                             574,021,966.71              999,039,896.32
------------------------------------------------------------------------------------------------------------------------------------
TOTAL CORPORATE STOCK - COMMON                                                        574,021,966.71              999,039,896.32



NORTHERN TRUST                                                           Generated by Northern Trust from periodic data on 24 May 05

                                     27


5500 SUPPLEMENTAL SCHEDULES

31 DEC 04

* Schedule of Assets Held for Investment Purposes

Security Description / Asset ID                    Shares/Par Value                  Historical Cost               Current Value
------------------------------------------------------------------------------------------------------------------------------------

Participant Loans
------------------------------------------------------------------------------------------------------------------------------------
UNITED STATES - USD

MONSANTO PARTICIPANT LOANS CUSIP: 999899602          17,042,284.550                   17,042,284.550              17,042,284.550
------------------------------------------------------------------------------------------------------------------------------------
TOTAL UNITED STATES - USD                                                              17,042,284.55               17,042,284.55
------------------------------------------------------------------------------------------------------------------------------------
TOTAL PARTICIPANT LOANS                                                                17,042,284.55               17,042,284.55


Value of Interest in Common/Collective Trusts
------------------------------------------------------------------------------------------------------------------------------------
UNITED STATES - USD

COLTV STIF CUSIP: 195997KR1                          17,676,445.300                   17,676,445.300              17,676,445.300
MFB NTGI-QM COLTV DAILY RUSSELL 1000 VALUE EQTY
 INDEX F CUSIP: 658991369                                 9,869.530                    5,833,267.740               6,427,590.630
MFB NTGI-QM COLTV DAILY RUSSELL 2000 VALUE EQTY
 INDEX F CUSIP: 658991393                                21,576.230                    6,965,543.960               7,820,088.800
MFB NTGI-QM COLTV DIALY TIPS FD-LENDING
 CUSIP: 658991666                                        31,668.610                    4,155,923.730               4,329,605.680
MFO CAP GUARDIAN INTL NON-US EQTY (FUND 003-05)
 CUSIP: 1399977Q7                                     4,254,882.220                   51,111,822.680              63,780,684.470
MFO MELLON BNK EB DAILY LIQUIDITY INDEX FD
 CUSIP: 585992795                                       418,764.870                   97,915,786.560             108,697,122.240
------------------------------------------------------------------------------------------------------------------------------------
TOTAL UNITED STATES - USD                                                             183,658,789.97              208,731,537.12
------------------------------------------------------------------------------------------------------------------------------------
TOTAL VALUE OF INTEREST IN COMMON/COLLECTIVE
 TRUSTS                                                                               183,658,789.97              208,731,537.12


Value of Interest in Master Trusts
------------------------------------------------------------------------------------------------------------------------------------
UNITED STATES - USD

MFO MONSANTO DODGE & COX BALANCED UNITS
 CUSIP: 611992488                                     1,283,728.190                  132,238,482.210             198,554,923.380
MFO MONSANTO FXD FD UNITIZED SEC CUSIP: 611992470   225,835,073.320                  344,978,178.470             445,280,820.740
MFO MONSANTO GROWTH & INC UNITIZED SEC
 CUSIP: 611992991                                     5,467,694.900                  116,837,614.220             149,055,596.140
MFO MONSANTO GROWTH FD UNIT DV UNIT SEC
 CUSIP: 611992447                                     1,586,133.990                   88,454,616.690              85,303,305.880
------------------------------------------------------------------------------------------------------------------------------------
TOTAL UNITED STATES - USD                                                             682,508,891.59              878,194,646.14
------------------------------------------------------------------------------------------------------------------------------------
TOTAL VALUE OF INTEREST IN MASTER TRUSTS                                              682,508,891.59              878,194,646.14


NORTHERN TRUST                                                           Generated by Northern Trust from periodic data on 24 May 05


                                     28


5500 SUPPLEMENTAL SCHEDULES

31 DEC 04

* Schedule of Assets Held for Investment Purposes

Security Description / Asset ID                    Shares/Par Value                  Historical Cost               Current Value
------------------------------------------------------------------------------------------------------------------------------------

Value of Interest in Registered Investment
 Companies
------------------------------------------------------------------------------------------------------------------------------------
UNITED STATES - USD

MFO FFTW FDS INC U S SHORT-TERM PORTFOLIO ADV CL
 CUSIP: 30242R105                                     1,030,110.420                    9,633,387.540               9,610,930.220
------------------------------------------------------------------------------------------------------------------------------------
TOTAL UNITED STATES - USD                                                               9,633,387.54                9,610,930.22
------------------------------------------------------------------------------------------------------------------------------------
TOTAL VALUE OF INTEREST IN REGISTERED
 INVESTMENT COM                                                                         9,633,387.54                9,610,930.22


Other
------------------------------------------------------------------------------------------------------------------------------------
UNITED STATES - USD

EQTY OFFICE PPTYS TR REIT CUSIP: 294741103               56,400.000                    1,517,163.850               1,642,368.000
EQTY RESDNTL EFF 5/15/02 CUSIP: 29476L107                34,100.000                      794,232.050               1,233,738.000
GIC AEGON GLOBAL WRAP CNTRCT CDA00004TR RATE
 CUSIP: 999500FC0                                   434,534,690.770                  434,534,690.770             434,534,690.770
------------------------------------------------------------------------------------------------------------------------------------
TOTAL UNITED STATES - USD                                                             436,846,086.67              437,410,796.77
------------------------------------------------------------------------------------------------------------------------------------
TOTAL OTHER                                                                           436,846,086.67              437,410,796.77


Other Liabilities
------------------------------------------------------------------------------------------------------------------------------------
UNITED STATES - USD

LIAB. RE: TERM NOTE @ 4.6% DATED 12/10/04
 DUE 12/31/2012 ORIGINAL **INC                      -18,287,732.830                  -18,287,732.830             -18,287,732.830
------------------------------------------------------------------------------------------------------------------------------------
TOTAL UNITED STATES - USD                                                             -18,287,732.83              -18,287,732.83



Pending trade purchases: United States dollar                 0.000                   -1,313,425.110              -1,313,425.110
------------------------------------------------------------------------------------------------------------------------------------
TOTAL - ALL CURRENCIES                                                                 -1,313,425.11               -1,313,425.11
------------------------------------------------------------------------------------------------------------------------------------
TOTAL OTHER LIABILITIES                                                               -19,601,157.94              -19,601,157.94


NORTHERN TRUST                                                           Generated by Northern Trust from periodic data on 24 May 05

                                     29


5500 SUPPLEMENTAL SCHEDULES

31 DEC 04

* Schedule of Assets Held for Investment Purposes

Security Description / Asset ID                    Shares/Par Value                  Historical Cost               Current Value
------------------------------------------------------------------------------------------------------------------------------------

Payable Other
------------------------------------------------------------------------------------------------------------------------------------
UNITED STATES - USD

&&&INVESTMENT MANAGEMENT EXPENSE ACCRUAL
 CUSIP: 999899537                                            14.000                            0.000                       0.000
FEE FOR SECURITIES LENDING ACTIVITY FOR
 CUSIP: 999766066                                             6.000                            0.000                       0.000
RECORDKEEPING EXPENSE ACCRUAL CUSIP: 999899529               18.000                            0.000                       0.000
TRUSTEE/CUSTODY EXPENSE ACCRUAL CUSIP: 999899511             18.000                            0.000                       0.000
------------------------------------------------------------------------------------------------------------------------------------
TOTAL UNITED STATES - USD                                                                       0.00                        0.00
------------------------------------------------------------------------------------------------------------------------------------
TOTAL PAYABLE OTHER                                                                             0.00                        0.00
------------------------------------------------------------------------------------------------------------------------------------
TOTAL                                                                               1,951,429,276.63            2,599,323,846.31








NORTHERN TRUST                                                           Generated by Northern Trust from periodic data on 24 May 05

MONSANTO SAVINGS AND INVESTMENT PLAN

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
AS OF DEC. 31, 2004
(IN THOUSANDS)
-------------------------------------------------------------------------------------------------------

                                                                        COST             CURRENT VALUE

Identity of issue, borrower, lessor or similar party

See attached detail                                                   $1,268,920           $1,721,129

Reconciling items:
------------------
Pending Trade Sales listed on Detail                                      (3,212)              (3,212)
Pending Trade Purchases listed on Detail                                   1,313                1,313
ESOP Loan Balance*                                                        18,288               18,288

                                                                      ----------           ----------
                                                                      $1,285,309           $1,737,518
                                                                      ==========           ==========

*Represents party-in-interest to the plan

MONSANTO SAVINGS AND INVESTMENT PLAN
SUPPLEMENTAL SCHEDULE 2
------------------------------------------------------------------------------



               SCHEDULE OF ASSETS HELD FOR INVESTMENT ACQUIRED

                 AND DISPOSED OF WITHIN THE PLAN YEAR ENDED

                                DEC. 31, 2004

5500 SUPPLEMENTAL SCHEDULES

1 JAN 04 - 31 DEC 04


* Schedule of Acquisitions & Dispositions

                                                                                                           Cost of      Proceeds of
Asset ID       Security Description                               Transaction         Shares/Par      Acquisitions     Dispositions
-----------------------------------------------------------------------------------------------------------------------------------
C03674B104     ###REORG/NAME CHANGE FROM ANTHEM TO
               WELLPOINT INC EFF 11/30/04
                                                                  Acquisitions         27,400.00     -2,332,943.19
                                                                  Dispositions        -27,900.00                       2,173,093.88
                                                                  Free Delivery          -500.00
                                                                  Free Receipt            500.00
C921930103     #REORG VANS INC CASH MERGER EFF 6-30-04
                                                                  Acquisitions          2,400.00        -30,172.00
                                                                  Dispositions         -4,750.00                          85,588.56
                                                                  Free Delivery        -2,350.00
                                                                  Free Receipt          2,350.00
C901314104     #REORG/ 24/7 REAL MEDIA INC REV SPLIT
               EFF 2/26/04
                                                                  Acquisitions          3,200.00         -6,402.75
                                                                  Free Delivery       -46,800.00
                                                                  Free Receipt         21,800.00
C00790K109     #REORG/ADVANCE PCS CASH & STK MERGER TO
               CAREMARK RX INC SEC #2109231 EFF 3/25/04
                                                                  Acquisitions          1,000.00        -70,578.00
                                                                  Dispositions         -1,800.00                          62,838.27
                                                                  Free Delivery          -800.00
                                                                  Free Receipt            800.00
C042923102     #REORG/ARTISAN COMPONENTS INC CASH
               MERGER EFFECTIVE 12/23/04
                                                                  Acquisitions          3,000.00        -92,240.77
                                                                  Dispositions         -3,000.00                         105,122.33
C04362P207     #REORG/ASCENTIAL SOFTWARE CORP CASH
               MERGER EFF 5/3/05
                                                                  Acquisitions          4,000.00        -76,803.21
                                                                  Dispositions         -4,000.00                          49,032.04
C05969F104     #REORG/BANCORP BK FORMATION OF HLDG CO
               TO BANCORP INC CU 05969A105 EFF 12/23/04
                                                                  Acquisitions          2,500.00        -31,250.00
                                                                  Dispositions         -2,500.00                          39,898.12
               #REORG/BOOKHAM TECH SCHEME OF ARRANGE-
C09856Q108     MENT TO BOOKHAM SEC#2009578 9/10/04
                                                                  Acquisitions          4,005.00        -10,619.60
                                                                  Dispositions        -31,632.00                          65,385.82
                                                                  Free Delivery        -6,000.00
                                                                  Free Receipt         27,627.00
C159852102     #REORG/CHARLES RIV ASSOC INC NAME CHANGE
               TO CRA INTL SEC # 2013837 EFF 5/6/05
                                                                  Acquisitions          1,930.00        -74,233.17
                                                                  Dispositions         -1,190.00                          53,462.47
                                                                  Free Delivery        -2,160.00
                                                                  Free Receipt          2,160.00

NORTHERN TRUST                                                          Generated by Northern Trust from periodic data on 24 May 05

                                     33


5500 SUPPLEMENTAL SCHEDULES

1 JAN 04 - 31 DEC 04


* Schedule of Acquisitions & Dispositions

                                                                                                           Cost of      Proceeds of
Asset ID       Security Description                               Transaction         Shares/Par      Acquisitions     Dispositions
-----------------------------------------------------------------------------------------------------------------------------------
C171796105     #REORG/CIMNA LABS INC CASH MERGER EFF 8/12/04
                                                                  Dispositions           -970.00                          31,751.08
                                                                  Free Delivery          -970.00
                                                                  Free Receipt            970.00
C218875102     #REORG/CORIO INC CASH MERGER EFF 3/15/05
                                                                  Acquisitions         13,600.00        -42,408.69
                                                                  Dispositions        -17,500.00                          30,137.79
                                                                  Free Delivery        -3,900.00
                                                                  Free Receipt          3,900.00
C278725106     #REORG/EBOOKERS PLC SPONS ADR CASH
               MERGER EFF 2/25/05
                                                                  Acquisitions          4,350.00        -75,683.60
                                                                  Dispositions         -4,350.00                          45,486.15
C28140A109     #REORG/ED LENDING GROUP INC CASH MERGER
               EFF 2/17/05
                                                                  Acquisitions            500.00         -6,626.00
                                                                  Dispositions         -2,400.00                          30,013.94
                                                                  Free Delivery        -1,900.00
                                                                  Free Receipt          1,900.00
C299900308     #REORG/EVERGREEN RES INC STK MERGER TO
               PIONEER NAT RES CO SEC 2730689 EF9/29/04
                                                                  Acquisitions          1,350.00        -45,572.75
                                                                  Dispositions         -4,000.00                         151,194.85
                                                                  Free Delivery        -2,650.00
                                                                  Free Receipt          2,650.00
C30224P101     #REORG/EXTD STAY AMER INC CASH MERGER
               EFF 5/11/04
                                                                  Acquisitions          4,000.00        -62,265.41
                                                                  Dispositions         -7,000.00                         134,711.13
                                                                  Free Delivery        -3,000.00
                                                                  Free Receipt          3,000.00
C372461103     #REORG/GENUS INC STK MERGER TO AIXTRON
               AKTIENGELLSCHAFT #2012034 EFF 3/10/05
                                                                  Acquisitions         20,000.00        -63,336.23
                                                                  Dispositions        -23,000.00                          51,788.06
                                                                  Free Delivery        -3,000.00
                                                                  Free Receipt          3,000.00
C450312103     #REORG/I-STAT CORP CASH MERGER EFF
               1/28/04
                                                                  Dispositions         -1,700.00                          25,955.91
                                                                  Free Delivery        -1,700.00
                                                                  Free Receipt          1,700.00
C45255A104     #REORG/IMPAC MED SYS INC CASH MERGER
               EFF4/4/05
                                                                  Acquisitions          1,950.00        -49,500.68

NORTHERN TRUST                                                          Generated by Northern Trust from periodic data on 24 May 05

                                     34


5500 SUPPLEMENTAL SCHEDULES

1 JAN 04 - 31 DEC 04


* Schedule of Acquisitions & Dispositions

                                                                                                           Cost of      Proceeds of
Asset ID       Security Description                               Transaction         Shares/Par      Acquisitions     Dispositions
-----------------------------------------------------------------------------------------------------------------------------------
                                                                  Dispositions         -3,350.00                          60,331.56
                                                                  Free Delivery        -1,400.00
                                                                  Free Receipt          1,400.00
C45840Q101     #REORG/INTERACTIVE CORP NAME CHANGE TO
               IAC/INTERACTIVE SEC#2008752 EFF 7/14/04
                                                                  Acquisitions          2,400.00        -79,794.52
                                                                  Free Delivery       -11,800.00
C58505Y103     #REORG/MEDSOURCE TECHNOLOGIES INC CASH
               MERGER EFF 6/30/04
                                                                  Acquisitions          8,700.00        -48,148.48
                                                                  Dispositions         -8,700.00                          60,246.08
C599903101     #REORG/MILLENIUM CHEMICALS STK MERGER
               TOLYONDELL CHEM EFF 11/30/04
                                                                  Acquisitions          4,250.00        -56,210.14
                                                                  Dispositions         -4,250.00                          68,803.14
C644383101     #REORG/NEW FOCUS INC STK MERGER TO
               BOOKHAM TECH SEC #2074163 EFF 3/8/04
                                                                  Acquisitions         14,500.00        -80,456.04
                                                                  Free Delivery       -21,500.00
                                                                  Free Receipt          3,500.00
C652487802     #REORG/NEWS CORP LTD SPONS ADR SCHEME
               OFARRANGEMENT TO NEWS CORP CL A EF11/3/04
                                                                  Acquisitions         54,100.00     -1,780,391.28
                                                                  Dispositions        -42,400.96                       1,350,742.92
                                                                  Free Delivery       -84,100.00
C712713106     #REORG/PEOPLESOFT INC CASH MERGER
               EFFECTIVE 1-7-05
                                                                  Acquisitions          1,900.00        -43,902.75
                                                                  Dispositions        -14,100.00                         278,709.77
C84476R109     #REORG/S.W BANCORPORATION TEX INC COM
               NAME CHANGE EFF 5/9/05 SEE #2013769
                                                                  Acquisitions          4,700.00       -163,003.86
                                                                  Dispositions         -1,300.00                          44,586.08
C81726S101     #REORG/SENSYTECH IN N/C TO ARGON ST IN
               SEC#2007591 EFF 9/29/04
                                                                  Acquisitions            170.00         -2,581.20
                                                                  Dispositions         -1,790.00                          24,767.42
                                                                  Free Delivery        -1,620.00
                                                                  Free Receipt          1,620.00
C883381105     #REORG/THERASENSE INC CASH MERGER EFF
               4-5-05
                                                                  Acquisitions            150.00         -3,079.01
                                                                  Dispositions         -3,200.00                          85,089.45
                                                                  Free Delivery        -3,050.00
                                                                  Free Receipt          3,050.00
C89420G109     #REORG/TRAVELERS PPTYS COS CORP CL A
               STKMERGER ST PAUL COMPINIES 2783300 4/2/04
                                                                  Acquisitions         14,650.00       -264,031.87

NORTHERN TRUST                                                          Generated by Northern Trust from periodic data on 24 May 05

                                     35


5500 SUPPLEMENTAL SCHEDULES

1 JAN 04 - 31 DEC 04


* Schedule of Acquisitions & Dispositions

                                                                                                           Cost of      Proceeds of
Asset ID       Security Description                               Transaction         Shares/Par      Acquisitions     Dispositions
-----------------------------------------------------------------------------------------------------------------------------------
                                                                  Dispositions           -850.00                          14,483.43
                                                                  Free Delivery       -13,800.00
C94973H108     #REORG/WELLPOINT HLTH NETWORKS INC CL A
               CASH & STK MERGER TO ANTHEM INC 11/30/04
                                                                  Acquisitions            300.00        -31,949.01
                                                                  Dispositions         -8,800.00                         257,508.94
                                                                  Free Delivery          -300.00
                                                                  Free Receipt            300.00
C984903104     #REORG/XICOR INC CASH MERGER EFF 7/29/04
                                                                  Acquisitions          3,550.00        -51,063.77
                                                                  Dispositions         -3,550.00                          53,319.74
C002824100     ABBOTT LAB COM
                                                                  Acquisitions         21,500.00       -888,912.46
                                                                  Dispositions         -9,100.00                         379,690.52
C00339B107     ABGENIX INC COM
                                                                  Acquisitions          6,600.00        -84,022.62
                                                                  Dispositions         -6,600.00                          55,864.38
CG1150G111     ACCENTURE LTD BERMUDA CLS A COM
                                                                  Acquisitions         18,396.00       -478,083.08
                                                                  Dispositions        -31,296.00                         737,389.67
C00651F108     ADAPTEC INC COM
                                                                  Acquisitions          7,000.00        -52,079.40
                                                                  Dispositions         -7,000.00                          51,303.19
C007094105     ADMINISTAFF INC COM
                                                                  Acquisitions          2,750.00        -42,173.23
                                                                  Dispositions         -6,000.00                          84,212.22
                                                                  Free Delivery        -3,250.00
                                                                  Free Receipt          3,250.00
C00724X102     ADOLOR CORP COM
                                                                  Acquisitions          4,130.00        -64,577.90
                                                                  Dispositions         -4,910.00                          76,316.59
                                                                  Free Delivery          -780.00
                                                                  Free Receipt            780.00
C046353108     ADR ASTRAZENECA PLC SPONSORED ADR UK
                                                                  Acquisitions          5,200.00       -227,329.44
                                                                  Dispositions        -12,900.00                         544,066.49
C055622104     ADR BP P L C SPONSORED ADR
                                                                  Acquisitions         22,900.00     -1,121,442.06
                                                                  Dispositions        -17,300.00                         966,619.03

NORTHERN TRUST                                                          Generated by Northern Trust from periodic data on 24 May 05


                                     36


5500 SUPPLEMENTAL SCHEDULES

1 JAN 04 - 31 DEC 04


* Schedule of Acquisitions & Dispositions

                                                                                                           Cost of      Proceeds of
Asset ID       Security Description                               Transaction         Shares/Par      Acquisitions     Dispositions
-----------------------------------------------------------------------------------------------------------------------------------
C284131208     ADR ELAN CORP PLC ADR REPSTG SHS
                                                                  Acquisitions         28,400.00       -759,885.69
                                                                  Dispositions         -3,300.00                          71,868.78
C338488109     ADR FLAMEL TECHNOLOGIES SA SPONSORED ADR
                                                                  Acquisitions          1,860.00        -49,354.85
                                                                  Dispositions         -4,760.00                          76,983.82
                                                                  Free Delivery        -2,900.00
                                                                  Free Receipt          2,900.00
C535925101     ADR LINKTONE LTD ADR
                                                                  Acquisitions          1,200.00        -16,800.00
                                                                  Dispositions         -1,200.00                          17,329.62
C654902204     ADR NOKIA CORP SPONSORED ADR
                                                                  Acquisitions         28,000.00       -614,978.07
                                                                  Dispositions        -81,875.00                       1,528,403.22
C66987V109     ADR NOVARTIS AG SPONSORED ADR ISIN
               #US66987V1098
                                                                  Acquisitions         20,500.00       -937,061.58
                                                                  Dispositions         -4,900.00                         228,790.90
CN07059111     ADR NV EUR0.02(NY REG)
                                                                  Acquisitions         41,500.00       -584,806.05
                                                                  Dispositions        -50,100.00                         668,128.49
C767204100     ADR RIO TINTO PLC
                                                                  Acquisitions          2,600.00       -236,888.08
                                                                  Dispositions         -1,000.00                         104,328.45
C771195104     ADR ROCHE HLDG LTD SPONSORED ADR ISIN
               #US771195104
                                                                  Acquisitions          1,700.00       -173,314.45
                                                                  Dispositions           -500.00                          52,599.08
C803054204     ADR SAP AKTIENGESELLSCHAFT SPONSORED ADR
                                                                  Acquisitions         50,700.00     -2,003,295.15
                                                                  Dispositions        -34,700.00                       1,433,829.90
C874039100     ADR TAIWAN SEMICONDUCTOR MFG CO LTD
               SPONSORED ADR
                                                                  Acquisitions         29,824.00       -320,103.58
                                                                  Dispositions        -33,100.00                         263,938.20
                                                                  Free Delivery       -18,044.00
                                                                  Free Receipt         18,045.00
C881624209     ADR TEVA PHARMACEUTICAL INDS
                                                                  Acquisitions         29,000.00     -1,265,941.82
                                                                  Dispositions        -40,200.00                       1,513,397.14
                                                                  Free Delivery          -500.00

NORTHERN TRUST                                                          Generated by Northern Trust from periodic data on 24 May 05


                                     37


5500 SUPPLEMENTAL SCHEDULES

1 JAN 04 - 31 DEC 04


* Schedule of Acquisitions & Dispositions

                                                                                                           Cost of      Proceeds of
Asset ID       Security Description                               Transaction         Shares/Par      Acquisitions     Dispositions
-----------------------------------------------------------------------------------------------------------------------------------
                                                                  Free Receipt            500.00
C89151E109      ADR TOTAL SA
                                                                  Acquisitions          1,100.00       -103,204.57
                                                                  Dispositions         -2,700.00                         252,141.60
C92857W100      ADR VODAFONE GROUP PLC NEW SPONSORED ADR
                                                                  Acquisitions         25,300.00       -548,886.59
                                                                  Dispositions        -35,175.00                         847,916.85
C00738A106      ADTRAN INC COM
                                                                  Acquisitions          2,300.00        -71,298.02
                                                                  Dispositions         -3,200.00                          86,602.11
                                                                  Free Delivery          -900.00
                                                                  Free Receipt            900.00
C007973100      ADVANCED ENERGY INDS INC COM
                                                                  Acquisitions            450.00        -10,571.00
                                                                  Dispositions         -2,850.00                          65,602.20
                                                                  Free Delivery        -2,400.00
                                                                  Free Receipt          2,400.00
C007903107      ADVANCED MICRO DEVICES INC COM
                                                                  Acquisitions         29,200.00       -693,475.84
                                                                  Dispositions           -200.00                           4,383.89
C00817Y108      AETNA INC
                                                                  Acquisitions          9,650.00       -923,332.21
                                                                  Dispositions         -2,450.00                         220,841.66
                                                                  Free Delivery          -500.00
                                                                  Free Receipt            500.00
C008190100      AFFILIATED COMPUTER SVCS INC CL A COM
                                                                  Acquisitions          1,400.00        -70,713.06
                                                                  Dispositions         -2,300.00                         120,728.73
                                                                  Free Delivery          -900.00
                                                                  Free Receipt            900.00
C008252108      AFFILIATED MANAGERS GROUP INC COM STK
                                                                  Acquisitions          1,860.00       -125,792.90
                                                                  Dispositions           -190.00                          14,148.92
                                                                  Free Delivery        -1,130.00
                                                                  Free Receipt          1,130.00
C001055102      AFLAC INC COM
                                                                  Acquisitions         29,300.00     -1,140,896.02
                                                                  Dispositions        -21,700.00                         868,338.46

NORTHERN TRUST                                                          Generated by Northern Trust from periodic data on 24 May 05


                                     38


5500 SUPPLEMENTAL SCHEDULES

1 JAN 04 - 31 DEC 04


* Schedule of Acquisitions & Dispositions

                                                                                                           Cost of      Proceeds of
Asset ID       Security Description                               Transaction         Shares/Par      Acquisitions     Dispositions
-----------------------------------------------------------------------------------------------------------------------------------
C00845V100      AGERE SYS INC CL A
                                                                  Acquisitions         24,200.00        -91,084.80
                                                                  Dispositions        -29,700.00                          65,248.34
                                                                  Free Delivery        -5,500.00
                                                                  Free Receipt          5,500.00
C00846X105      AGILE SOFTWARE CORP DEL COM
                                                                  Acquisitions          3,400.00        -29,660.60
                                                                  Dispositions         -3,400.00                          27,504.33
C00846U101      AGILENT TECHNOLOGIES INC COM
                                                                  Acquisitions         48,200.00     -1,609,052.51
                                                                  Dispositions        -48,600.00                       1,104,989.42
C008492100      AGREE RLTY CORP COM COM
                                                                  Acquisitions             70.00         -1,956.50
                                                                  Dispositions         -1,510.00                          42,897.08
                                                                  Free Delivery        -1,440.00
                                                                  Free Receipt          1,440.00
C009158106      AIR PROD & CHEM INC COM
                                                                  Acquisitions          5,000.00       -259,063.92
                                                                  Dispositions        -19,200.00                       1,005,002.91
                                                                  Free Delivery          -800.00
                                                                  Free Receipt            800.00
C00971T101      AKAMAI TECHNOLOGIES INC COM STK
                                                                  Acquisitions          5,000.00        -70,784.80
                                                                  Dispositions         -5,000.00                          66,054.95
CM0392N101      ALADDIN KNOWLEDGE SYS COM
                                                                  Acquisitions          3,000.00        -46,275.04
                                                                  Dispositions         -3,000.00                          75,011.31
C013716105      ALCAN INC
                                                                  Acquisitions         22,400.00     -1,078,809.55
                                                                  Dispositions           -400.00                          19,019.55
C013817101      ALCOA INC COM STK
                                                                  Acquisitions         66,800.00     -2,112,452.19
                                                                  Dispositions        -73,200.00                       2,486,273.42
C018490102      ALLERGAN INC COM
                                                                  Acquisitions          3,700.00       -293,828.31
                                                                  Dispositions         -2,500.00                         198,230.12
                                                                  Free Delivery          -500.00
                                                                  Free Receipt            500.00

NORTHERN TRUST                                                          Generated by Northern Trust from periodic data on 24 May 05


                                     39


5500 SUPPLEMENTAL SCHEDULES

1 JAN 04 - 31 DEC 04


* Schedule of Acquisitions & Dispositions

                                                                                                           Cost of      Proceeds of
Asset ID       Security Description                               Transaction         Shares/Par      Acquisitions     Dispositions
-----------------------------------------------------------------------------------------------------------------------------------
C018581108     ALLIANCE DATA SYS CORP COM
                                                                  Acquisitions          3,550.00       -135,564.48
                                                                  Free Delivery        -3,450.00
                                                                  Free Receipt          3,450.00
C01859P609     ALLIANCE GAMING CORP COM NEW NEW
                                                                  Acquisitions          1,500.00        -39,274.25
                                                                  Dispositions         -4,400.00                          72,508.73
                                                                  Free Delivery        -2,900.00
                                                                  Free Receipt          2,900.00
C018804104     ALLIANT TECHSYSTEMS INC COM
                                                                  Acquisitions            700.00        -42,098.00
                                                                  Dispositions         -1,200.00                          73,480.36
                                                                  Free Delivery          -500.00
                                                                  Free Receipt            500.00
C020039103     ALLTEL CORP COM
                                                                  Acquisitions         18,500.00       -944,367.68
                                                                  Dispositions         -2,000.00                         108,897.45
C021441100     ALTERA CORP COM
                                                                  Acquisitions         14,800.00       -343,882.12
                                                                  Dispositions        -19,700.00                         460,027.56
C023135106     AMAZON COM INC COM
                                                                  Acquisitions         29,700.00     -1,415,914.91
                                                                  Dispositions        -29,700.00                       1,111,840.72
CG02602103     AMDOCS LTD ORD GBP0.01
                                                                  Acquisitions         10,900.00       -289,527.48
                                                                  Dispositions        -12,300.00                         258,578.11
                                                                  Free Delivery        -1,400.00
                                                                  Free Receipt          1,400.00
C025816109     AMER EXPRESS CO COM
                                                                  Acquisitions         15,900.00       -759,747.11
                                                                  Dispositions        -31,600.00                       1,604,348.16
C023551AH7     AMERADA HESS CORP NT DTD 08/15/2001 6.65
               DUE 08-15-2011/08-14-2011 BEO
                                                                  Acquisitions        150,000.00       -156,112.50
                                                                  Dispositions       -125,000.00                         138,093.75
C03073E105     AMERISOURCEBERGEN CORP COM
                                                                  Dispositions           -500.00                          26,664.25
                                                                  Free Delivery          -500.00
                                                                  Free Receipt            500.00

NORTHERN TRUST                                                          Generated by Northern Trust from periodic data on 24 May 05


                                     40


5500 SUPPLEMENTAL SCHEDULES

1 JAN 04 - 31 DEC 04


* Schedule of Acquisitions & Dispositions

                                                                                                           Cost of      Proceeds of
Asset ID       Security Description                               Transaction         Shares/Par      Acquisitions     Dispositions
-----------------------------------------------------------------------------------------------------------------------------------
C03074K100     AMERITRADE HLDG CORP NEW COM
                                                                  Acquisitions          4,400.00        -49,484.17
                                                                  Dispositions         -4,400.00                          49,729.39
C026874107     AMERN INTL GROUP INC COM
                                                                  Acquisitions         10,000.00       -657,604.67
                                                                  Dispositions        -20,100.00                       1,378,388.89
C029712106     AMERN STD COS INC DEL COM
                                                                  Acquisitions          1,650.00        -87,654.54
                                                                  Dispositions         -1,850.00                         107,250.23
                                                                  Free Delivery          -200.00
                                                                  Free Receipt            200.00
C031162100     AMGEN INC COM
                                                                  Acquisitions         14,900.00       -860,864.02
                                                                  Dispositions        -38,300.00                       2,261,213.03
C03232P405     AMSURG CORP COM
                                                                  Acquisitions            725.00        -25,499.70
                                                                  Dispositions         -2,570.00                          69,960.15
                                                                  Free Delivery        -1,370.00
                                                                  Free Receipt          1,370.00
C032346108     AMYLIN PHARMACEUTICALS INC COM
                                                                  Acquisitions          2,000.00        -46,919.44
                                                                  Dispositions         -2,000.00                          38,922.68
C034918102     ANGIOTECH PHARMACEUTICALS INC COM
                                                                  Acquisitions          3,090.00        -87,327.47
                                                                  Dispositions         -7,200.00                         153,076.19
                                                                  Free Delivery        -2,070.00
                                                                  Free Receipt          2,070.00
C035229103     ANHEUSER BUSCH COS INC COM
                                                                  Acquisitions         15,600.00       -813,272.62
                                                                  Dispositions        -23,800.00                       1,225,834.20
C037411105     APACHE CORP COM
                                                                  Acquisitions         24,000.00     -1,066,306.05
                                                                  Dispositions        -10,600.00                         504,917.99
                                                                  Free Delivery          -200.00
                                                                  Free Receipt            200.00
C037604105     APOLLO GROUP INC CL A
                                                                  Acquisitions         11,075.00       -804,690.97
                                                                  Dispositions        -15,975.00                       1,184,085.77

NORTHERN TRUST                                                          Generated by Northern Trust from periodic data on 24 May 05

                                     41


5500 SUPPLEMENTAL SCHEDULES

1 JAN 04 - 31 DEC 04


* Schedule of Acquisitions & Dispositions

                                                                                                           Cost of      Proceeds of
Asset ID       Security Description                               Transaction         Shares/Par      Acquisitions     Dispositions
-----------------------------------------------------------------------------------------------------------------------------------
C037833100      APPLE COMPUTER INC COM
                                                                  Acquisitions         62,200.00     -2,553,715.65
                                                                  Dispositions        -15,600.00                         777,953.03
C038197109      APPLIED FILMS CORP COM
                                                                  Acquisitions            690.00        -24,428.05
                                                                  Dispositions         -2,750.00                          65,503.46
                                                                  Free Delivery        -2,060.00
                                                                  Free Receipt          2,060.00
C038222105      APPLIED MATERIALS INC COM
                                                                  Acquisitions         21,900.00       -441,171.58
                                                                  Dispositions        -92,200.00                       1,625,352.39
C03822W109      APPLIED MICRO CIRCUITS CORP CDT-COM
                                                                  Acquisitions         13,500.00        -94,538.71
                                                                  Dispositions        -13,500.00                          62,506.95
C03839G105      AQUANTIVE INC COM
                                                                  Acquisitions          8,000.00        -76,177.50
                                                                  Dispositions        -13,500.00                         117,135.63
                                                                  Free Delivery        -5,500.00
                                                                  Free Receipt          5,500.00
C038521100      ARAMARK CORP CL B
                                                                  Acquisitions         33,900.00       -843,201.55
                                                                  Dispositions         -2,700.00                          72,889.65
                                                                  Free Delivery        -1,000.00
                                                                  Free Receipt          1,000.00
C039380100      ARCH COAL INC COM
                                                                  Acquisitions          2,600.00        -84,625.35
                                                                  Dispositions         -2,600.00                          86,354.89
C04516H101      ASHWORTH INC COM
                                                                  Acquisitions          3,500.00        -29,811.70
                                                                  Dispositions         -3,500.00                          35,835.30
C045174109      ASK JEEVES INC OC-COM
                                                                  Acquisitions          5,250.00       -136,094.78
                                                                  Dispositions         -2,250.00                          57,213.86
CG05384105      ASPEN INSURANCE HLDGS COM
                                                                  Dispositions           -200.00                           5,031.76
                                                                  Free Delivery          -200.00
                                                                  Free Receipt            200.00
C04543P100      AST ACCEP CAP CORP COM

NORTHERN TRUST                                                          Generated by Northern Trust from periodic data on 24 May 05

                                     42


5500 SUPPLEMENTAL SCHEDULES

1 JAN 04 - 31 DEC 04


* Schedule of Acquisitions & Dispositions

                                                                                                           Cost of      Proceeds of
Asset ID       Security Description                               Transaction         Shares/Par      Acquisitions     Dispositions
-----------------------------------------------------------------------------------------------------------------------------------
                                                                  Acquisitions          1,750.00        -27,006.50
                                                                  Dispositions         -1,750.00                          34,452.21
C04648X107     ASYST TECHNOLOGIES INC COM
                                                                  Acquisitions          1,000.00        -12,384.24
                                                                  Dispositions         -3,500.00                          24,992.56
                                                                  Free Delivery        -2,500.00
                                                                  Free Receipt          2,500.00
C047439104     ATHEROGENICS INC COM
                                                                  Acquisitions            740.00        -12,785.50
                                                                  Dispositions         -1,600.00                          42,228.21
                                                                  Free Delivery          -860.00
                                                                  Free Receipt            860.00
C04743P108     ATHEROS COMMUNICATIONS INC COM COM
                                                                  Acquisitions          1,900.00        -30,640.00
                                                                  Dispositions         -1,900.00                          34,473.14
C049167109     ATLAS AMER INC COM COM
                                                                  Acquisitions          1,300.00        -20,150.00
                                                                  Dispositions         -1,300.00                          23,886.55
C05106U105     AUG TECH CORP COM STK ISIN#US05106U1051
                                                                  Acquisitions          3,500.00        -49,225.08
                                                                  Dispositions         -5,400.00                          51,127.62
                                                                  Free Delivery        -1,900.00
                                                                  Free Receipt          1,900.00
C052666104     AUTHENTIDATE HLDG CORP COM
                                                                  Acquisitions          1,950.00        -35,843.34
                                                                  Dispositions         -1,950.00                          19,826.35
C053893103     AVOCENT CORP COM
                                                                  Acquisitions          2,830.00       -102,610.73
                                                                  Free Delivery        -1,070.00
                                                                  Free Receipt          1,070.00
C054303102     AVON PRODS INC COM USD0.25
                                                                  Acquisitions         19,000.00     -1,077,072.45
                                                                  Dispositions        -24,900.00                       1,121,004.56
C054540109     AXCELIS TECHNOLOGIES INC COM STK
               ISIN# US0545401095
                                                                  Acquisitions          4,600.00        -53,127.75
                                                                  Dispositions        -11,100.00                         116,655.85
                                                                  Free Delivery        -6,500.00
                                                                  Free Receipt          6,500.00

NORTHERN TRUST                                                          Generated by Northern Trust from periodic data on 24 May 05


                                     43


5500 SUPPLEMENTAL SCHEDULES

1 JAN 04 - 31 DEC 04


* Schedule of Acquisitions & Dispositions

                                                                                                           Cost of      Proceeds of
Asset ID       Security Description                               Transaction         Shares/Par      Acquisitions     Dispositions
-----------------------------------------------------------------------------------------------------------------------------------
C06423A103     B#REORG/BK 1 CORP STK MERGER TO JP
               MORGAN CHASE & CO #2427148 EFF 7/1/04
                                                                  Acquisitions         17,500.00       -905,676.42
                                                                  Dispositions         -8,900.00                         486,172.87
                                                                  Free Delivery       -61,600.00
C057101107     BAKBONE SOFTWARE INC VTG SHS
                                                                  Acquisitions         35,300.00        -52,798.21
                                                                  Dispositions        -35,300.00                          52,747.54
C057224107     BAKER HUGHES INC COM
                                                                  Acquisitions         22,000.00       -920,332.91
                                                                  Dispositions        -26,300.00                         996,447.89
C057465106     BAKERS FOOTWEAR GROUP INC COM
                                                                  Acquisitions          1,400.00        -11,205.60
                                                                  Dispositions         -1,400.00                          12,776.34
C068306109     BARR PHARMACEUTICALS INC COM
                                                                  Acquisitions            900.00        -59,003.30
                                                                  Dispositions         -1,150.00                          42,392.09
C074002106     BEARINGPOINT INC COM COM
                                                                  Acquisitions          5,150.00        -55,429.44
                                                                  Dispositions         -5,150.00                          44,527.69
C074014101     BEASLEY BROADCAST GROUP INC CL A
                                                                  Acquisitions          1,650.00        -27,993.02
                                                                  Dispositions         -4,700.00                          70,202.28
                                                                  Free Delivery        -3,050.00
                                                                  Free Receipt          3,050.00
C075896100     BED BATH BEYOND INC COM
                                                                  Acquisitions         31,200.00     -1,288,626.61
                                                                  Dispositions        -50,000.00                       1,931,150.31
C09062X103     BIOGEN IDEC INC COM STK
                                                                  Acquisitions         14,800.00       -871,479.87
                                                                  Dispositions         -3,900.00                         221,322.96
                                                                  Free Delivery          -800.00
                                                                  Free Receipt            800.00
C090613100     BIOMET INC COM
                                                                  Acquisitions          1,100.00        -44,487.40
                                                                  Dispositions         -1,100.00                          52,474.10
C09065V203     BIOSANTE PHARMACEUTICALS INC COM NEW
                                                                  Acquisitions          1,850.00        -18,283.74
                                                                  Dispositions         -1,850.00                           8,789.88

NORTHERN TRUST                                                          Generated by Northern Trust from periodic data on 24 May 05


                                     44


5500 SUPPLEMENTAL SCHEDULES

1 JAN 04 - 31 DEC 04


* Schedule of Acquisitions & Dispositions

                                                                                                           Cost of      Proceeds of
Asset ID       Security Description                               Transaction         Shares/Par      Acquisitions     Dispositions
-----------------------------------------------------------------------------------------------------------------------------------
C055472104     BISYS GROUP INC COM
                                                                  Dispositions         -1,500.00                          22,270.50
                                                                  Free Delivery        -1,500.00
                                                                  Free Receipt          1,500.00
C055482103     BJ SVCS CO COM
                                                                  Acquisitions         11,800.00       -562,939.34
                                                                  Dispositions        -24,075.00                       1,114,798.14
                                                                  Free Delivery        -1,100.00
                                                                  Free Receipt          1,100.00
C05548J106     BJS WHSL CLUB INC COM STK
                                                                  Dispositions           -650.00                          13,970.83
                                                                  Free Delivery          -650.00
                                                                  Free Receipt            650.00
C060505104     BK AMER CORP COM
                                                                  Acquisitions         12,900.00     -1,057,190.76
                                                                  Dispositions        -22,700.19                       1,176,792.70
                                                                  Free Receipt          6,830.19
C062540109     BK HAW CORP COM
                                                                  Acquisitions            700.00        -31,931.97
                                                                  Dispositions         -1,200.00                          54,456.14
                                                                  Free Delivery          -500.00
                                                                  Free Receipt            500.00
C063904106     BK OF THE OZARKS INC COM
                                                                  Acquisitions            520.00        -12,381.10
                                                                  Dispositions         -2,400.00                          78,934.03
                                                                  Free Delivery        -1,880.00
                                                                  Free Receipt          1,880.00
C091935502     BLACKBOARD INC COM
                                                                  Acquisitions          1,000.00        -14,000.00
                                                                  Dispositions         -1,000.00                          20,601.21
C098072101     BONE CARE INTL INC COM
                                                                  Acquisitions          1,180.00        -27,586.75
                                                                  Dispositions         -1,180.00                          31,044.24
C103043105     BOWNE & CO INC COM
                                                                  Acquisitions          7,200.00       -112,525.56
                                                                  Dispositions         -7,200.00                          89,853.89
C109178103     BRIGHAM EXPL CO COM
                                                                  Acquisitions            250.00         -2,117.50

NORTHERN TRUST                                                          Generated by Northern Trust from periodic data on 24 May 05


                                     45


5500 SUPPLEMENTAL SCHEDULES

1 JAN 04 - 31 DEC 04


* Schedule of Acquisitions & Dispositions

                                                                                                           Cost of      Proceeds of
Asset ID       Security Description                               Transaction         Shares/Par      Acquisitions     Dispositions
-----------------------------------------------------------------------------------------------------------------------------------
                                                                  Dispositions         -4,950.00                          39,479.42
                                                                  Free Delivery        -4,700.00
                                                                  Free Receipt          4,700.00
C11037M105     BRISTOL W HLDGS INC COM
                                                                  Acquisitions          2,220.00        -45,525.30
                                                                  Dispositions         -2,220.00                          43,982.75
C111320107     BROADCOM CORP CL A
                                                                  Acquisitions         67,700.00     -2,245,674.48
                                                                  Dispositions        -20,500.00                         764,098.59
C101137107     BSTN SCIENTIFIC CORP COM
                                                                  Acquisitions         64,200.00     -2,582,425.15
                                                                  Dispositions        -22,600.00                         903,682.49
C118759109     BUCYRUS INTL INC NEW CL A
                                                                  Acquisitions          1,800.00        -32,400.00
                                                                  Dispositions         -1,800.00                          63,048.69
C120076104     BUILD-A-BEAR WORKSHOP INC COM STK
                                                                  Acquisitions          4,400.00        -88,000.00
                                                                  Dispositions         -4,400.00                         112,895.46
C12512N105     C D W CORP COM
                                                                  Acquisitions          1,000.00        -67,219.34
                                                                  Dispositions         -1,800.00                         111,319.54
                                                                  Free Delivery          -800.00
                                                                  Free Receipt            800.00
C130439102     CA MICRO DEVICES CORP
                                                                  Acquisitions            150.00         -1,551.00
                                                                  Dispositions         -3,150.00                          33,308.33
                                                                  Free Delivery        -3,000.00
                                                                  Free Receipt          3,000.00
C140288101     CAP LEASING FDG INC COM
                                                                  Acquisitions          4,000.00        -42,000.00
                                                                  Dispositions         -4,000.00                          51,771.17
C14055X102     CAPITALSOURCE INC COM
                                                                  Acquisitions          3,100.00        -67,846.47
                                                                  Dispositions         -3,100.00                          62,960.41
C14073T109     CAPTIVA SOFTWARE CORP DEL COM
                                                                  Acquisitions          3,650.00        -44,719.50
                                                                  Dispositions         -3,650.00                          42,485.00
C14149Y108     CARDINAL HLTH INC

NORTHERN TRUST                                                          Generated by Northern Trust from periodic data on 24 May 05



                                     46


5500 SUPPLEMENTAL SCHEDULES

1 JAN 04 - 31 DEC 04


* Schedule of Acquisitions & Dispositions

                                                                                                           Cost of      Proceeds of
Asset ID       Security Description                               Transaction         Shares/Par      Acquisitions     Dispositions
-----------------------------------------------------------------------------------------------------------------------------------
                                                                  Acquisitions         34,700.00     -1,707,078.98
                                                                  Dispositions         -5,300.00                         331,708.33
C141665109     CAREER ED CORP COM
                                                                  Acquisitions          7,940.00       -450,813.45
                                                                  Dispositions         -9,190.00                         315,310.49
                                                                  Free Delivery        -1,250.00
                                                                  Free Receipt          1,250.00
C141705103     CAREMARK RX INC COM
                                                                  Acquisitions         37,700.00     -1,191,493.30
                                                                  Dispositions        -35,041.50                       1,068,849.55
                                                                  Free Delivery        -1,935.00
                                                                  Free Receipt          3,676.50
C143658300     CARNIVAL CORP COM PAIRED
                                                                  Acquisitions         62,200.00     -2,841,146.41
                                                                  Dispositions         -6,000.00                         267,020.07
C147448104     CASELLA WASTE SYS INC CL A COM STK
                                                                  Acquisitions          4,800.00        -68,982.90
                                                                  Dispositions         -4,800.00                          69,572.92
C149123101     CATERPILLAR INC COM
                                                                  Acquisitions          9,400.00       -715,336.88
                                                                  Dispositions         -4,100.00                         341,144.20
C153435102     CENT EUROPEAN DISTR CORP COM STK
                                                                  Acquisitions          1,500.00        -47,290.20
                                                                  Dispositions         -2,250.00                          63,549.98
CG20045202     CENT EUROPEAN MEDIA ENTERPRISES LTD
               NEW COM STK
                                                                  Acquisitions          1,900.00        -39,804.62
                                                                  Dispositions         -1,900.00                          75,028.10
C153491105     CENT FGHT LINES INC NEV COM
                                                                  Acquisitions          2,500.00        -41,257.90
                                                                  Dispositions         -3,800.00                          33,636.81
                                                                  Free Delivery        -1,300.00
                                                                  Free Receipt          1,300.00
C154760102     CENT PAC FINL CORP COM
                                                                  Acquisitions          4,600.00       -131,085.65
                                                                  Dispositions         -3,000.00                          98,316.77
                                                                  Free Delivery        -2,900.00
                                                                  Free Receipt          2,900.00
C156431108     CENTY ALUM CO COM

NORTHERN TRUST                                                          Generated by Northern Trust from periodic data on 24 May 05


                                     47


5500 SUPPLEMENTAL SCHEDULES

1 JAN 04 - 31 DEC 04


* Schedule of Acquisitions & Dispositions

                                                                                                           Cost of      Proceeds of
Asset ID       Security Description                               Transaction         Shares/Par      Acquisitions     Dispositions
-----------------------------------------------------------------------------------------------------------------------------------
                                                                  Acquisitions          2,000.00        -49,000.00
                                                                  Dispositions         -2,000.00                          40,259.05
C163072101     CHEESECAKE FACTORY INC COM
                                                                  Acquisitions          3,710.00       -132,977.79
                                                                  Free Delivery        -1,610.00
                                                                  Free Receipt          1,610.00
C166764100     CHEVRON CORP COM
                                                                  Acquisitions         18,400.00     -1,187,940.62
                                                                  Dispositions         -1,100.00                         108,899.21
C167760107     CHGO MERCANTILE EXCHANGE HLDGS INC CL A
                                                                  Acquisitions            500.00        -43,015.00
                                                                  Dispositions         -1,050.00                          97,009.21
                                                                  Free Delivery          -550.00
                                                                  Free Receipt            550.00
C168615102     CHICOS FAS INC COM
                                                                  Acquisitions         13,200.00       -573,626.01
                                                                  Dispositions           -400.00                          17,894.78
C170404107     CHORDIANT SOFTWARE INC COM STK
               ISIN#US1704041078
                                                                  Acquisitions         11,900.00        -57,973.94
                                                                  Dispositions        -16,900.00                          47,758.52
                                                                  Free Delivery        -5,000.00
                                                                  Free Receipt          5,000.00
C172908105     CINTAS CORP COM
                                                                  Acquisitions          1,300.00        -56,003.35
                                                                  Dispositions         -2,200.00                          93,365.83
                                                                  Free Delivery          -900.00
                                                                  Free Receipt            900.00
C17275R102     CISCO SYS INC COM
                                                                  Acquisitions         73,800.00     -1,606,241.19
                                                                  Dispositions       -141,400.00                       2,948,536.81
C172967101     CITIGROUP INC COM
                                                                  Acquisitions         44,000.00     -2,131,223.06
                                                                  Dispositions        -55,733.00                       2,603,068.54
C177376100     CITRIX SYS INC COM
                                                                  Acquisitions          4,100.00        -83,176.90
                                                                  Dispositions         -5,800.00                         104,908.51
                                                                  Free Delivery        -1,700.00
                                                                  Free Receipt          1,700.00

NORTHERN TRUST                                                          Generated by Northern Trust from periodic data on 24 May 05


                                     48


5500 SUPPLEMENTAL SCHEDULES

1 JAN 04 - 31 DEC 04


* Schedule of Acquisitions & Dispositions

                                                                                                           Cost of      Proceeds of
Asset ID       Security Description                               Transaction         Shares/Par      Acquisitions     Dispositions
-----------------------------------------------------------------------------------------------------------------------------------
C178566105     CITY NATL CORP COM
                                                                  Acquisitions            800.00        -49,306.90
                                                                  Dispositions           -800.00                          52,271.81
CM25082104     CLICKSOFTWARE TECHNOLOGIES
                                                                  Acquisitions         16,760.00        -66,558.72
                                                                  Dispositions        -16,760.00                          39,056.58
C189754104     COACH INC COM
                                                                  Acquisitions         29,200.00     -1,277,260.10
                                                                  Dispositions         -6,400.00                         273,489.53
C191216100     COCA COLA CO COM
                                                                  Acquisitions         53,400.00     -2,585,042.01
                                                                  Dispositions        -61,700.00                       2,677,333.54
C194162103     COLGATE-PALMOLIVE CO COM
                                                                  Acquisitions          3,200.00       -185,401.38
                                                                  Dispositions         -9,775.00                         522,406.52
C194589206     COLLEGIATE PAC INC COM NEW
                                                                  Acquisitions          3,700.00        -37,641.11
                                                                  Dispositions         -3,700.00                          50,716.93
C197236102     COLUMBIA BKG SYS INC COM
                                                                  Dispositions         -2,120.00                          45,808.93
                                                                  Free Delivery        -2,120.00
                                                                  Free Receipt          2,120.00
C20162L105     COML CAP BANCORP INC COM
                                                                  Acquisitions          7,284.00       -146,782.34
                                                                  Dispositions         -8,100.67                         175,324.05
                                                                  Free Delivery        -3,700.00
                                                                  Free Receipt          3,700.00
C205684103     COMSTOCK HOMEBUILDING COS INC CL A COM STK
                                                                  Acquisitions          3,300.00        -54,242.00
                                                                  Dispositions         -3,300.00                          58,384.54
C205768203     COMSTOCK RES INC COM NEW
                                                                  Acquisitions            800.00        -15,420.00
                                                                  Dispositions         -3,750.00                          70,102.23
                                                                  Free Delivery        -2,950.00
                                                                  Free Receipt          2,950.00
C205862402     COMVERSE TECH INC COM PAR $0.10
                                                                  Acquisitions          2,200.00        -40,980.56
                                                                  Dispositions         -2,200.00                          37,669.49

NORTHERN TRUST                                                          Generated by Northern Trust from periodic data on 24 May 05


                                     49


5500 SUPPLEMENTAL SCHEDULES

1 JAN 04 - 31 DEC 04


* Schedule of Acquisitions & Dispositions

                                                                                                           Cost of      Proceeds of
Asset ID       Security Description                               Transaction         Shares/Par      Acquisitions     Dispositions
-----------------------------------------------------------------------------------------------------------------------------------
C206156101     CONCORD CAMERA CORP COM
                                                                  Acquisitions          2,150.00        -14,736.45
                                                                  Dispositions         -6,500.00                          39,665.15
                                                                  Free Delivery        -4,350.00
                                                                  Free Receipt          4,350.00
C216648402     COOPER COS INC COM NEW
                                                                  Acquisitions          1,240.00        -72,939.85
                                                                  Free Delivery        -1,260.00
                                                                  Free Receipt          1,260.00
C21872P105     CORGENTECH INC COM
                                                                  Acquisitions            800.00        -12,800.00
                                                                  Dispositions           -800.00                          15,172.88
C219350105     CORNING INC COM
                                                                  Acquisitions        245,100.00     -2,910,147.90
                                                                  Dispositions        -68,300.00                         765,196.87
C221485105     COST PLUS INC CAL COM
                                                                  Dispositions           -770.00                          29,964.07
                                                                  Free Delivery          -770.00
                                                                  Free Receipt            770.00
C22160K105     COSTCO WHSL CORP NEW COM
                                                                  Acquisitions            300.00        -13,286.52
                                                                  Dispositions         -3,400.00                         141,973.36
C222816100     COVANCE INC COM
                                                                  Acquisitions          3,550.00       -127,688.88
                                                                  Free Delivery        -2,400.00
                                                                  Free Receipt          2,400.00
C22284P105     COVENANT TRANS INC NEV CL A
                                                                  Acquisitions            190.00         -3,442.50
                                                                  Dispositions         -2,060.00                          35,323.84
                                                                  Free Delivery        -1,870.00
                                                                  Free Receipt          1,870.00
C224051102     COX RADIO INC CL A
                                                                  Acquisitions          3,600.00        -81,613.24
                                                                  Dispositions         -4,600.00                          84,828.37
                                                                  Free Delivery        -1,000.00
                                                                  Free Receipt          1,000.00
C225223106     CRAY INC COM
                                                                  Acquisitions          3,000.00        -25,635.00

NORTHERN TRUST                                                          Generated by Northern Trust from periodic data on 24 May 05


                                     50


5500 SUPPLEMENTAL SCHEDULES

1 JAN 04 - 31 DEC 04


* Schedule of Acquisitions & Dispositions

                                                                                                           Cost of      Proceeds of
Asset ID       Security Description                               Transaction         Shares/Par      Acquisitions     Dispositions
-----------------------------------------------------------------------------------------------------------------------------------
                                                                  Dispositions         -8,500.00                          60,162.34
                                                                  Free Delivery        -5,500.00
                                                                  Free Receipt          5,500.00
C230215105     CULP INC COM
                                                                  Acquisitions          1,650.00        -17,923.00
                                                                  Dispositions         -4,900.00                          36,454.45
                                                                  Free Delivery        -3,250.00
                                                                  Free Receipt          3,250.00
C231082108     CUMULUS MEDIA INC CL A DEL
                                                                  Acquisitions          1,900.00        -39,589.02
                                                                  Dispositions         -5,650.00                          91,052.31
                                                                  Free Delivery        -3,750.00
                                                                  Free Receipt          3,750.00
C232109108     CUTERA INC
                                                                  Acquisitions          4,600.00        -66,310.41
                                                                  Dispositions         -4,600.00                          57,771.42
C232674507     CYPRESS BIOSCIENCES INC COM PAR $.02
                                                                  Acquisitions         13,200.00       -158,964.00
                                                                  Dispositions         -3,200.00                          43,088.91
C232806109     CYPRESS SEMICONDUCTOR CORP COM
                                                                  Acquisitions          1,150.00        -24,830.00
                                                                  Dispositions         -3,650.00                          44,141.85
                                                                  Free Delivery        -2,500.00
                                                                  Free Receipt          2,500.00
C232946103     CYTYC CORP COM
                                                                  Acquisitions         10,200.00       -164,411.89
                                                                  Dispositions        -10,200.00                         249,008.82
                                                                  Free Delivery        -1,400.00
                                                                  Free Receipt          1,400.00
C235851102     DANAHER CORP COM
                                                                  Acquisitions         13,375.00       -803,238.28
                                                                  Dispositions         -1,700.00                         117,821.90
                                                                  Free Delivery          -500.00
                                                                  Free Receipt            500.00
C242370104     DEAN FOODS CO NEW COM
                                                                  Acquisitions          2,200.00        -74,448.00
                                                                  Dispositions         -3,500.00                         119,066.57
                                                                  Free Delivery        -1,300.00

NORTHERN TRUST                                                          Generated by Northern Trust from periodic data on 24 May 05


                                     51


5500 SUPPLEMENTAL SCHEDULES

1 JAN 04 - 31 DEC 04


* Schedule of Acquisitions & Dispositions

                                                                                                           Cost of      Proceeds of
Asset ID       Security Description                               Transaction         Shares/Par      Acquisitions     Dispositions
-----------------------------------------------------------------------------------------------------------------------------------
                                                                  Free Receipt          1,300.00
C24702R101      DELL INC COM STK
                                                                  Acquisitions         25,000.00       -861,607.81
                                                                  Dispositions        -48,600.00                       1,711,855.11
C247918105      DELTA FINL CORP COM STK
                                                                  Acquisitions          3,800.00        -25,168.92
                                                                  Dispositions         -3,800.00                          37,585.29
C253651103      DIEBOLD INC COM
                                                                  Acquisitions          1,400.00        -69,984.26
                                                                  Dispositions         -1,400.00                          66,499.84
C253827109      DIGIRAD CORP COM
                                                                  Acquisitions          4,500.00        -54,000.00
                                                                  Dispositions         -4,500.00                          40,036.01
C25389G102      DIGITAL THEATER SYS INC OC-COM COM STK
                                                                  Acquisitions            120.00         -2,979.00
                                                                  Dispositions         -2,340.00                          53,964.62
                                                                  Free Delivery        -2,220.00
                                                                  Free Receipt          2,220.00
C25456W204      DIRECT GEN CORP COM STK
                                                                  Acquisitions          1,190.00        -39,017.74
                                                                  Dispositions         -4,400.00                         155,508.84
                                                                  Free Delivery        -3,210.00
                                                                  Free Receipt          3,210.00
C25459L106      DIRECTV GROUP INC COM
                                                                  Acquisitions          8,700.00       -149,682.75
                                                                  Dispositions        -18,900.00                         314,326.94
                                                                  Free Receipt         10,200.00
C23325G104      DJ ORTHOPEDICS INC COM
                                                                  Acquisitions          3,400.00        -69,592.50
                                                                  Dispositions         -3,400.00                          74,493.86
C256669102      DOLLAR GEN CORP COM
                                                                  Acquisitions          7,200.00       -146,001.66
                                                                  Dispositions         -7,200.00                         139,638.60
C256747106      DOLLAR TREE STORES INC COM
                                                                  Acquisitions          1,600.00        -53,589.28
                                                                  Dispositions         -2,100.00                          58,610.74
                                                                  Free Delivery          -500.00
                                                                  Free Receipt            500.00

NORTHERN TRUST                                                          Generated by Northern Trust from periodic data on 24 May 05


                                     52


5500 SUPPLEMENTAL SCHEDULES

1 JAN 04 - 31 DEC 04


* Schedule of Acquisitions & Dispositions

                                                                                                           Cost of      Proceeds of
Asset ID       Security Description                               Transaction         Shares/Par      Acquisitions     Dispositions
-----------------------------------------------------------------------------------------------------------------------------------
C25848T109     DOT HILL SYS CORP COM
                                                                  Acquisitions            950.00        -13,127.24
                                                                  Dispositions         -7,700.00                         104,317.36
                                                                  Free Delivery        -6,750.00
                                                                  Free Receipt          6,750.00
C260543103     DOW CHEM CO COM
                                                                  Acquisitions         20,200.00       -833,060.48
                                                                  Dispositions        -12,000.00                         509,243.01
C26153C103     DREAMWORKS ANIMATION INC CL A COM STK
                                                                  Acquisitions         11,625.00       -440,940.63
                                                                  Dispositions           -525.00                          19,307.05
C233326107     DST SYS INC COM
                                                                  Acquisitions          1,200.00        -52,356.00
                                                                  Dispositions         -2,300.00                         101,206.91
                                                                  Free Delivery        -1,100.00
                                                                  Free Receipt          1,100.00
C27579R104     E W BANCORP INC COM
                                                                  Acquisitions             60.00         -3,049.80
                                                                  Dispositions         -1,180.00                          58,936.94
                                                                  Free Delivery        -1,120.00
                                                                  Free Receipt          1,120.00
C278642103     EBAY INC COM
                                                                  Acquisitions         35,450.00     -2,895,124.73
                                                                  Dispositions        -20,225.00                       1,608,175.10
C27887E100     ECOLLEGE COM COM
                                                                  Acquisitions          2,220.00        -17,115.27
                                                                  Dispositions         -2,220.00                          24,369.25
C281347104     EDO CORP COM
                                                                  Acquisitions          6,300.00       -164,862.78
                                                                  Dispositions         -2,000.00                          63,595.51
                                                                  Free Delivery          -700.00
                                                                  Free Receipt            700.00
C285512109     ELECTR ARTS COM
                                                                  Acquisitions         30,800.00     -1,468,222.14
                                                                  Dispositions        -22,900.00                       1,157,505.70
                                                                  Free Delivery          -700.00
                                                                  Free Receipt            700.00
C532457108     ELI LILLY & CO COM

NORTHERN TRUST                                                          Generated by Northern Trust from periodic data on 24 May 05



                                     53


5500 SUPPLEMENTAL SCHEDULES

1 JAN 04 - 31 DEC 04


* Schedule of Acquisitions & Dispositions

                                                                                                           Cost of      Proceeds of
Asset ID       Security Description                               Transaction         Shares/Par      Acquisitions     Dispositions
-----------------------------------------------------------------------------------------------------------------------------------
                                                                  Acquisitions         15,300.00       -991,188.15
                                                                  Dispositions         -8,200.00                         548,807.73
C268648102     EMC CORP COM
                                                                  Acquisitions         25,300.00       -301,065.30
                                                                  Dispositions       -153,000.00                       1,772,500.69
C292475209     EMULEX CORP COM NEW
                                                                  Acquisitions          5,900.00       -140,749.58
                                                                  Dispositions         -6,700.00                          84,762.67
                                                                  Free Delivery          -800.00
                                                                  Free Receipt            800.00
C292659109     ENERGY CONVERSION DEVICES INC COM
                                                                  Acquisitions          6,250.00       -125,132.65
                                                                  Dispositions         -1,250.00                          24,548.92
C293639100     ENTERCOM COMMUNICATIONS CORP CL A
                                                                  Acquisitions          1,700.00        -80,067.83
                                                                  Dispositions         -2,200.00                          90,764.65
                                                                  Free Delivery          -500.00
                                                                  Free Receipt            500.00
C29426L108     EPICOR SOFTWARE CORP COM
                                                                  Acquisitions         14,000.00       -191,520.06
                                                                  Dispositions         -4,000.00                          58,390.63
C294703103     EQTY INNS INC COM
                                                                  Acquisitions          1,500.00        -14,557.50
                                                                  Dispositions         -6,500.00                          72,559.09
                                                                  Free Delivery        -5,000.00
                                                                  Free Receipt          5,000.00
C300645108     EXAR CORP COM
                                                                  Acquisitions          6,200.00        -92,968.21
                                                                  Dispositions         -6,200.00                          86,027.32
C30161N101     EXELON CORP COM
                                                                  Acquisitions          4,700.00       -156,071.02
                                                                  Dispositions         -7,200.00                         259,614.39
C302130109     EXPEDITORS INTL WASH INC COM
                                                                  Acquisitions          1,700.00        -65,874.83
                                                                  Dispositions         -2,700.00                         114,732.07
                                                                  Free Delivery        -1,000.00
                                                                  Free Receipt          1,000.00
C30226D106     EXTREME NETWORKS INC COM

NORTHERN TRUST                                                          Generated by Northern Trust from periodic data on 24 May 05


                                     54


5500 SUPPLEMENTAL SCHEDULES

1 JAN 04 - 31 DEC 04


* Schedule of Acquisitions & Dispositions

                                                                                                           Cost of      Proceeds of
Asset ID       Security Description                               Transaction         Shares/Par      Acquisitions     Dispositions
-----------------------------------------------------------------------------------------------------------------------------------
                                                                  Acquisitions          4,500.00        -37,824.80
                                                                  Dispositions        -10,000.00                          70,674.16
                                                                  Free Delivery        -5,500.00
                                                                  Free Receipt          5,500.00
C30231G102     EXXON MOBIL CORP COM
                                                                  Acquisitions          6,100.00       -253,743.80
                                                                  Dispositions         -2,300.00                         108,883.36
C302297106     EYETECH PHARMACEUTICALS INC COM
                                                                  Acquisitions          3,100.00        -92,716.72
                                                                  Dispositions         -3,100.00                         129,607.13
C303726103     FAIRCHILD SEMICONDUCTOR INTL INC COM
                                                                  Acquisitions          1,250.00        -31,417.88
                                                                  Dispositions         -3,750.00                          75,394.62
                                                                  Free Delivery        -2,500.00
                                                                  Free Receipt          2,500.00
C311900104     FASTENAL CO COM
                                                                  Acquisitions            600.00        -29,903.88
                                                                  Dispositions         -1,200.00                          57,887.49
                                                                  Free Delivery          -600.00
                                                                  Free Receipt            600.00
C31428X106     FEDEX CORP COM
                                                                  Acquisitions          2,400.00       -195,052.30
                                                                  Dispositions         -4,400.00                         364,653.17
C316869106     FILENET CORP COM
                                                                  Acquisitions          3,000.00        -61,921.80
                                                                  Dispositions         -3,000.00                          79,253.94
C31942D107     FIRST CASH FINANCIAL SERVICES INC
                                                                  Acquisitions          9,500.00       -207,414.80
                                                                  Dispositions         -2,500.00                          63,300.01
C337932107     FIRSTENERGY CORP COM
                                                                  Acquisitions         13,200.00       -513,595.61
                                                                  Dispositions        -16,600.00                         621,856.07
C338032204     FISHER SCIENTIFIC INTL INC COM NEW
                                                                  Acquisitions          1,100.00        -61,793.74
                                                                  Dispositions         -1,100.00                          62,334.88
C30249U101     FMC TECHNOLOGIES INC COM
                                                                  Acquisitions          3,820.00       -107,986.56
                                                                  Free Delivery        -1,180.00

NORTHERN TRUST                                                          Generated by Northern Trust from periodic data on 24 May 05


                                     55


5500 SUPPLEMENTAL SCHEDULES

1 JAN 04 - 31 DEC 04


* Schedule of Acquisitions & Dispositions

                                                                                                           Cost of      Proceeds of
Asset ID       Security Description                               Transaction         Shares/Par      Acquisitions     Dispositions
-----------------------------------------------------------------------------------------------------------------------------------
                                                                  Free Receipt          1,180.00
C313586109      FNMA COM STK
                                                                  Acquisitions          6,600.00       -490,500.90
                                                                  Dispositions        -22,775.00                       1,578,084.68
C345838106      FOREST LAB INC COM
                                                                  Acquisitions         19,400.00     -1,370,344.44
                                                                  Dispositions        -23,500.00                       1,000,200.50
C346375108      FORMFACTOR INC COM STK
                                                                  Acquisitions          7,500.00       -147,169.97
                                                                  Dispositions         -1,500.00                          40,086.11
C35039W100      FOUNDATION COAL HLDGS INC COM STK
                                                                  Acquisitions          9,600.00       -212,120.96
                                                                  Dispositions         -1,600.00                          35,364.61
C35166A103      FOXHOLLOW TECHNOLOGIES INC COM STK
                                                                  Acquisitions            600.00         -8,400.00
                                                                  Dispositions           -600.00                          12,131.77
C352451108      FRANKLIN BK CORP COM COM
                                                                  Acquisitions            500.00         -9,228.99
                                                                  Dispositions         -2,300.00                          44,417.34
                                                                  Free Delivery        -1,800.00
                                                                  Free Receipt          1,800.00
C356108100      FREDS INC CL A
                                                                  Acquisitions          2,700.00        -67,892.47
                                                                  Dispositions         -2,700.00                          37,768.58
C35687M206      FREESCALE SEMICONDUCTOR INC CL B COM STK
                                                                  Dispositions             -0.46                               8.42
                                                                  Free Receipt          5,178.46
C354613101      FRKLN RES INC COM
                                                                  Acquisitions         15,500.00       -834,356.05
                                                                  Dispositions         -6,300.00                         340,761.04
C361268105      G & K SVCS INC CL A
                                                                  Acquisitions          1,940.00        -73,942.59
                                                                  Free Delivery        -1,060.00
                                                                  Free Receipt          1,060.00
C36466R101      GAMESTOP CORP CL A
                                                                  Dispositions         -2,120.00                          37,540.47
                                                                  Free Delivery        -2,120.00
                                                                  Free Receipt          2,120.00

NORTHERN TRUST                                                          Generated by Northern Trust from periodic data on 24 May 05


                                     56


5500 SUPPLEMENTAL SCHEDULES

1 JAN 04 - 31 DEC 04


* Schedule of Acquisitions & Dispositions

                                                                                                           Cost of      Proceeds of
Asset ID       Security Description                               Transaction         Shares/Par      Acquisitions     Dispositions
-----------------------------------------------------------------------------------------------------------------------------------
C36471P108     GANDER MTN CO COM
                                                                  Acquisitions            500.00         -8,000.00
                                                                  Dispositions           -500.00                          10,710.99
C366651107     GARTNER GROUP INC NEW CL A COM
                                                                  Acquisitions          1,950.00        -22,679.38
                                                                  Dispositions         -5,500.00                          64,165.99
                                                                  Free Delivery        -3,550.00
                                                                  Free Receipt          3,550.00
C369385109     GEN COMMUNICATION INC CL A
                                                                  Acquisitions          6,300.00        -62,389.90
                                                                  Free Delivery        -5,500.00
                                                                  Free Receipt          5,500.00
C369604103     GEN ELEC CO COM
                                                                  Acquisitions        101,600.00     -3,446,126.54
                                                                  Dispositions       -148,300.00                       4,785,940.05
C36866T103     GEN-PROBE INC NEW COM
                                                                  Acquisitions          2,300.00        -89,097.78
                                                                  Dispositions           -550.00                          24,170.11
                                                                  Free Delivery        -2,750.00
                                                                  Free Receipt          2,750.00
C368706107     GENELABS TECHNOLOGIES INC COM
                                                                  Acquisitions          8,400.00        -17,850.26
                                                                  Dispositions         -8,400.00                           7,139.83
C368710406     GENENTECH INC COM STK
                                                                  Acquisitions          4,300.00       -219,322.01
                                                                  Dispositions        -11,200.00                         621,641.07
C374393106     GEVITY HR INC COM STK
                                                                  Acquisitions          5,300.00       -118,893.13
                                                                  Dispositions         -5,300.00                          83,208.11
C999500FC0     GIC AEGON GLOBAL WRAP CNTRCT
               CDA00004TR RATE: 5.67% (BLEND**INC
                                                                  Acquisitions     24,327,407.44    -24,327,407.44
                                                                  Dispositions    -30,005,829.84                      30,005,829.84
C375558103     GILEAD SCI INC COM
                                                                  Acquisitions         37,500.00     -1,726,955.59
                                                                  Dispositions        -32,000.00                       1,449,492.68
                                                                  Free Delivery          -700.00
                                                                  Free Receipt            700.00
C37934A100     GLOBAL IMAGING SYS INC COM

NORTHERN TRUST                                                          Generated by Northern Trust from periodic data on 24 May 05


                                     57


5500 SUPPLEMENTAL SCHEDULES

1 JAN 04 - 31 DEC 04


* Schedule of Acquisitions & Dispositions

                                                                                                           Cost of      Proceeds of
Asset ID       Security Description                               Transaction         Shares/Par      Acquisitions     Dispositions
-----------------------------------------------------------------------------------------------------------------------------------
                                                                  Acquisitions            560.00        -17,833.03
                                                                  Dispositions         -1,830.00                          68,824.68
                                                                  Free Delivery        -1,270.00
                                                                  Free Receipt          1,270.00
C381317106     GOLDEN W. FNCL CORP COM
                                                                  Acquisitions          8,500.00       -955,863.55
                                                                  Dispositions         -2,900.00                         307,600.16
                                                                  Free Delivery          -200.00
                                                                  Free Receipt            200.00
C38141G104     GOLDMAN SACHS GROUP INC COM
                                                                  Acquisitions         14,025.00     -1,256,493.91
                                                                  Dispositions        -30,625.00                       3,134,118.20
C382388106     GOODRICH CORPORATION
                                                                  Acquisitions         28,900.00       -862,667.18
                                                                  Dispositions         -7,500.00                         233,173.56
                                                                  Free Delivery        -1,500.00
                                                                  Free Receipt          1,500.00
C38259P508     GOOGLE INC CL A
                                                                  Acquisitions         17,775.00     -2,905,974.12
                                                                  Dispositions         -1,475.00                         226,559.07
C38374W107     GOVT PPTYS TR INC REIT
                                                                  Acquisitions          2,550.00        -27,584.01
                                                                  Dispositions         -2,550.00                          22,738.07
C389375106     GRAY T.V INC COM CL B
                                                                  Acquisitions          8,000.00       -116,375.30
                                                                  Dispositions         -8,000.00                         117,677.59
C393657101     GREENBRIER COS INC COM STK
                                                                  Acquisitions          4,300.00        -70,248.04
                                                                  Dispositions         -4,300.00                         144,857.78
C395150105     GREENFIELD ONLINE INC COM
                                                                  Acquisitions          7,786.00       -143,659.78
                                                                  Dispositions         -4,786.00                          95,661.31
C395259104     GREENHILL & CO INC COM
                                                                  Acquisitions          2,300.00        -40,250.00
                                                                  Dispositions         -2,300.00                          54,335.16
C397888108     GREY WOLF INC COM
                                                                  Acquisitions         28,900.00       -110,156.79
                                                                  Dispositions        -52,500.00                         259,738.45

NORTHERN TRUST                                                          Generated by Northern Trust from periodic data on 24 May 05


                                     58


5500 SUPPLEMENTAL SCHEDULES

1 JAN 04 - 31 DEC 04


* Schedule of Acquisitions & Dispositions

                                                                                                           Cost of      Proceeds of
Asset ID       Security Description                               Transaction         Shares/Par      Acquisitions     Dispositions
-----------------------------------------------------------------------------------------------------------------------------------
                                                                  Free Delivery       -23,600.00
                                                                  Free Receipt         23,600.00
C401698105     GUIDANT CORP COM STK
                                                                  Acquisitions         15,000.00       -960,671.00
                                                                  Dispositions        -15,000.00                         947,164.97
C402040109     GUITAR CTR INC COM
                                                                  Acquisitions          2,810.00       -122,754.18
                                                                  Free Delivery        -1,790.00
                                                                  Free Receipt          1,790.00
C403777105     GYMBOREE CORP COM
                                                                  Acquisitions          2,200.00        -35,674.86
                                                                  Dispositions         -6,800.00                          97,970.97
                                                                  Free Delivery        -4,600.00
                                                                  Free Receipt          4,600.00
C413086109     HARMAN INTL INDS INC NEW COM STK USD0.01
                                                                  Acquisitions          2,200.00       -163,375.32
                                                                  Dispositions           -400.00                          50,668.05
C413833104     HARRIS & HARRIS GROUP INC COM
                                                                  Acquisitions          3,280.00        -37,650.40
                                                                  Dispositions         -5,580.00                          71,103.88
                                                                  Free Delivery        -2,300.00
                                                                  Free Receipt          2,300.00
C415864107     HARSCO CORP COM
                                                                  Acquisitions          2,150.00       -103,269.34
                                                                  Free Delivery          -800.00
                                                                  Free Receipt            800.00
C404119109     HCA INC COM
                                                                  Acquisitions         25,000.00     -1,007,182.02
                                                                  Dispositions         -3,900.00                         161,038.56
C428236103     HEWLETT PACKARD CO COM
                                                                  Acquisitions         83,150.00     -1,639,947.21
                                                                  Dispositions        -28,575.00                         619,711.93
C428358105     HI / FN INC COM STK
                                                                  Acquisitions          4,200.00        -49,662.06
                                                                  Dispositions         -4,200.00                          30,965.03
C428565105     HIBBETT SPORTING GOODS INC COM
                                                                  Acquisitions          5,690.00       -160,950.72
                                                                  Dispositions         -2,400.00                          60,298.58
NORTHERN TRUST                                                          Generated by Northern Trust from periodic data on 24 May 05


                                     59


5500 SUPPLEMENTAL SCHEDULES

1 JAN 04 - 31 DEC 04


* Schedule of Acquisitions & Dispositions

                                                                                                           Cost of      Proceeds of
Asset ID       Security Description                               Transaction         Shares/Par      Acquisitions     Dispositions
-----------------------------------------------------------------------------------------------------------------------------------
                                                                  Free Delivery        -3,810.00
                                                                  Free Receipt          3,810.00
C432848109     HILTON HOTELS CORP COM
                                                                  Acquisitions          3,900.00        -64,681.71
                                                                  Dispositions         -5,700.00                          94,920.78
                                                                  Free Delivery        -1,800.00
                                                                  Free Receipt          1,800.00
C437076102     HOME DEPOT INC COM
                                                                  Acquisitions          5,000.00       -177,315.00
                                                                  Dispositions        -30,000.00                       1,103,329.08
C438516106     HONEYWELL INTL INC COM STK
                                                                  Acquisitions          5,100.00       -181,579.81
                                                                  Dispositions        -17,300.00                         607,802.56
C441060100     HOSPIRA INC COM
                                                                  Dispositions         -2,090.00                          55,488.19
                                                                  Free Receipt          2,090.00
C441339108     HOT TOPIC INC COM
                                                                  Acquisitions          4,500.00        -88,107.70
                                                                  Dispositions         -4,500.00                          78,373.31
C44183Y102     HOUSEVALUES INC COM COM
                                                                  Acquisitions          4,400.00        -66,000.00
                                                                  Dispositions         -1,000.00                          14,921.65
C447462102     HURON CONSULTING GROUP INC COM STK
                                                                  Acquisitions          2,300.00        -35,650.00
                                                                  Dispositions         -2,300.00                          50,632.16
C44919P102     IAC / INTERACTIVECORP COM
                                                                  Dispositions        -11,800.00                         263,618.64
                                                                  Free Receipt         11,800.00
C45245E109     IMAX CORP COM
                                                                  Acquisitions          2,400.00        -19,117.52
                                                                  Dispositions         -5,050.00                          34,562.86
                                                                  Free Delivery        -2,650.00
                                                                  Free Receipt          2,650.00
C45256B101     IMPAX LAB INC COM
                                                                  Acquisitions          3,700.00        -61,874.71
                                                                  Dispositions         -3,700.00                          41,215.55
C453235103     INAMED CORP COM
                                                                  Dispositions           -915.00                          39,303.35

NORTHERN TRUST                                                          Generated by Northern Trust from periodic data on 24 May 05


                                     60


5500 SUPPLEMENTAL SCHEDULES

1 JAN 04 - 31 DEC 04


* Schedule of Acquisitions & Dispositions

                                                                                                           Cost of      Proceeds of
Asset ID       Security Description                               Transaction         Shares/Par      Acquisitions     Dispositions
-----------------------------------------------------------------------------------------------------------------------------------
                                                                  Free Delivery          -915.00
                                                                  Free Receipt            915.00
C999665037     INCOME FROM SECURITIES LENDING ACTIVITIES
                                                                  Acquisitions              6.00              0.00
                                                                  Dispositions             -7.00                               0.00
                                                                  Free Delivery            -1.00
                                                                  Free Receipt              2.00
CG4776G101     INGERSOLL-RAND CO CL A
                                                                  Acquisitions          6,400.00       -422,400.27
                                                                  Dispositions         -8,200.00                         529,178.94
C45769N105     INNOVATIVE SOLUTIONS & SUPPORT INC
               COM ISIN US45769N1054
                                                                  Acquisitions          1,300.00        -29,756.30
                                                                  Dispositions         -1,300.00                          43,641.01
C457652105     INPUT/OUTPUT INC COM
                                                                  Acquisitions         15,300.00       -136,814.05
                                                                  Dispositions         -4,300.00                          34,313.19
C457733103     INSPIRE PHARMACEUTICALS INC COM
                                                                  Acquisitions          9,800.00       -144,125.68
                                                                  Dispositions         -2,800.00                          48,264.98
C45890M109     INTEGRATED ALARM SVCS GROUP INC COM
                                                                  Acquisitions            150.00         -1,254.00
                                                                  Dispositions         -3,100.00                          26,505.55
                                                                  Free Delivery        -2,950.00
                                                                  Free Receipt          2,950.00
C458140100     INTEL CORP COM
                                                                  Acquisitions         59,400.00     -1,465,548.92
                                                                  Dispositions       -236,700.00                       5,587,727.57
C458683109     INTERGRAPH CORP COM
                                                                  Acquisitions          3,800.00        -95,087.07
                                                                  Dispositions         -3,800.00                          98,829.73
C460981301     INTERSECTIONS INC COM
                                                                  Acquisitions          3,200.00        -54,400.00
                                                                  Dispositions         -3,200.00                          73,547.98
C46069S109     INTERSIL CORP
                                                                  Acquisitions          3,300.00        -82,538.35
                                                                  Dispositions         -4,700.00                          98,631.44
                                                                  Free Delivery        -1,400.00
                                                                  Free Receipt          1,400.00

NORTHERN TRUST                                                          Generated by Northern Trust from periodic data on 24 May 05


                                     61


5500 SUPPLEMENTAL SCHEDULES

1 JAN 04 - 31 DEC 04


* Schedule of Acquisitions & Dispositions

                                                                                                           Cost of      Proceeds of
Asset ID       Security Description                               Transaction         Shares/Par      Acquisitions     Dispositions
-----------------------------------------------------------------------------------------------------------------------------------
C459200101     INTL BUSINESS MACHS CORP COM
                                                                  Acquisitions            900.00        -79,491.85
                                                                  Dispositions         -2,900.00                         263,664.66
C459902102     INTL GAME TECH COM
                                                                  Acquisitions         31,600.00     -1,205,935.23
                                                                  Dispositions        -31,600.00                         937,419.71
C460146103     INTL PAPER CO COM
                                                                  Acquisitions         14,000.00       -554,105.25
                                                                  Dispositions         -7,400.00                         311,609.99
C46117A100     INTRADO INC COM
                                                                  Acquisitions          1,700.00        -37,823.47
                                                                  Dispositions         -1,700.00                          35,567.94
C461202103     INTUIT COM
                                                                  Acquisitions         13,000.00       -509,902.56
                                                                  Dispositions         -8,800.00                         407,191.80
C46145F105     INVT TECH GROUP INC NEW COM
                                                                  Dispositions         -2,850.00                          43,009.94
                                                                  Free Delivery        -2,850.00
                                                                  Free Receipt          2,850.00
C462070103     IONATRON INC COM
                                                                  Acquisitions         16,900.00       -101,532.33
                                                                  Dispositions         -6,900.00                          66,920.15
C46262E105     IPAYMENT INC COM STK
                                                                  Acquisitions            950.00        -32,231.47
                                                                  Dispositions         -2,500.00                         102,885.36
                                                                  Free Delivery        -1,550.00
                                                                  Free Receipt          1,550.00
C45031X204     ISTA PHARMACEUTICALS INC COM NEW STK
                                                                  Acquisitions          2,840.00        -28,834.86
                                                                  Dispositions         -4,700.00                          45,986.54
                                                                  Free Delivery        -1,860.00
                                                                  Free Receipt          1,860.00
C465823102     IVAX CORP COM
                                                                  Acquisitions          6,600.00       -157,267.59
                                                                  Dispositions         -8,250.00                         129,023.30
C46588H105     IVILLAGE INC COM COM ISIN # US6588H1059
                                                                  Acquisitions         12,500.00        -59,809.47
                                                                  Dispositions        -12,500.00                          96,735.39

NORTHERN TRUST                                                          Generated by Northern Trust from periodic data on 24 May 05


                                     62


5500 SUPPLEMENTAL SCHEDULES

1 JAN 04 - 31 DEC 04


* Schedule of Acquisitions & Dispositions

                                                                                                           Cost of      Proceeds of
Asset ID       Security Description                               Transaction         Shares/Par      Acquisitions     Dispositions
-----------------------------------------------------------------------------------------------------------------------------------
C45071R109     IXIA COM
                                                                  Acquisitions          6,400.00        -44,091.58
                                                                  Dispositions         -6,400.00                          94,775.37
C466313103     JABIL CIRCUIT INC COM
                                                                  Acquisitions          1,900.00        -56,430.00
                                                                  Dispositions         -3,400.00                          89,468.27
                                                                  Free Delivery        -1,500.00
                                                                  Free Receipt          1,500.00
C47023T100     JAMDAT MOBILE INC COM
                                                                  Acquisitions          2,190.00        -35,040.00
                                                                  Dispositions         -2,190.00                          49,755.63
C471109108     JARDEN CORP COM
                                                                  Acquisitions          2,310.00        -78,496.99
                                                                  Free Delivery        -3,990.00
                                                                  Free Receipt          3,990.00
C46612K108     JDA SOFTWARE GROUP INC COM
                                                                  Acquisitions          4,500.00        -58,852.07
                                                                  Dispositions         -4,500.00                          61,208.46
C478160104     JOHNSON & JOHNSON COM
                                                                  Acquisitions          6,400.00       -361,820.46
                                                                  Dispositions        -16,975.00                         938,823.87
C48020Q107     JONES LANG LASALLE INC COM STK
                                                                  Acquisitions          3,500.00        -94,199.11
                                                                  Free Delivery        -1,500.00
                                                                  Free Receipt          1,500.00
C480838101     JOS A BK CLOTHIERS INC COM
                                                                  Acquisitions            550.00        -24,211.92
                                                                  Dispositions         -2,475.00                          66,403.83
                                                                  Free Delivery          -770.00
                                                                  Free Receipt            770.00
C46625H100     JPMORGAN CHASE & CO COM
                                                                  Acquisitions         71,000.00     -2,792,299.04
                                                                  Dispositions        -14,400.00                         575,253.37
                                                                  Free Receipt         81,312.00
C48203R104     JUNIPER NETWORKS INC COM
                                                                  Acquisitions        102,575.00     -2,514,941.07
                                                                  Dispositions        -19,475.00                         515,552.91
C482740206     K.V PHARMACEUTICAL CL A

NORTHERN TRUST                                                          Generated by Northern Trust from periodic data on 24 May 05


                                     63


5500 SUPPLEMENTAL SCHEDULES

1 JAN 04 - 31 DEC 04


* Schedule of Acquisitions & Dispositions

                                                                                                           Cost of      Proceeds of
Asset ID       Security Description                               Transaction         Shares/Par      Acquisitions     Dispositions
-----------------------------------------------------------------------------------------------------------------------------------
                                                                  Acquisitions          1,250.00        -32,365.25
                                                                  Dispositions         -3,850.00                          76,747.57
                                                                  Free Delivery        -2,600.00
                                                                  Free Receipt          2,600.00
C482434206      KCS ENERGY INC
                                                                  Acquisitions            500.00         -5,067.80
                                                                  Dispositions         -2,400.00                          23,760.51
                                                                  Free Delivery        -1,900.00
                                                                  Free Receipt          1,900.00
C487836108      KELLOGG CO COM
                                                                  Acquisitions          5,200.00       -198,489.68
                                                                  Dispositions        -19,000.00                         764,767.98
C488044108      KELLWOOD CO COM
                                                                  Acquisitions          1,840.00        -75,957.74
                                                                  Dispositions         -3,100.00                         102,134.84
                                                                  Free Delivery        -1,260.00
                                                                  Free Receipt          1,260.00
C492386107      KERR MCGEE CORP COM
                                                                  Acquisitions          2,300.00       -113,066.94
                                                                  Dispositions        -10,400.00                         579,562.79
C492914106      KEY ENERGY SVCS INC
                                                                  Acquisitions          3,700.00        -43,857.00
                                                                  Dispositions        -10,500.00                          93,156.60
                                                                  Free Delivery        -6,800.00
                                                                  Free Receipt          6,800.00
C494580103      KINDRED HEALTHCARE INC COM STK
                                                                  Acquisitions          2,470.00        -82,405.07
                                                                  Free Delivery          -970.00
                                                                  Free Receipt            970.00
C49460W208      KINETIC CONCEPTS INC COM NEW
                                                                  Acquisitions          3,300.00       -116,584.16
                                                                  Dispositions         -3,300.00                         147,660.95
C482480100      KLA-TENCOR CORP
                                                                  Acquisitions          2,100.00       -100,350.71
                                                                  Dispositions        -10,900.00                         503,350.10
C499063105      KNIGHT TRADING GROUP INC CL A COM
                                                                  Acquisitions          1,850.00        -26,399.30
                                                                  Dispositions         -5,650.00                          54,577.71

NORTHERN TRUST                                                          Generated by Northern Trust from periodic data on 24 May 05


                                     64


5500 SUPPLEMENTAL SCHEDULES

1 JAN 04 - 31 DEC 04


* Schedule of Acquisitions & Dispositions

                                                                                                           Cost of      Proceeds of
Asset ID       Security Description                               Transaction         Shares/Par      Acquisitions     Dispositions
-----------------------------------------------------------------------------------------------------------------------------------
                                                                  Free Delivery        -3,800.00
                                                                  Free Receipt          3,800.00
C500255104     KOHLS CORP COM
                                                                  Acquisitions          7,200.00       -351,278.20
                                                                  Dispositions        -17,900.00                         781,057.54
C501044101     KROGER CO COM
                                                                  Acquisitions         60,300.00     -1,033,775.75
                                                                  Dispositions        -60,300.00                         986,151.98
C501577100     KYPHON INC COM
                                                                  Acquisitions          2,150.00        -56,081.39
                                                                  Dispositions         -4,000.00                          96,895.92
                                                                  Free Delivery        -1,850.00
                                                                  Free Receipt          1,850.00
C502424104     L-3 COMMUNICATIONS HLDG CORP COM
                                                                  Acquisitions          1,100.00        -61,465.03
                                                                  Dispositions         -1,800.00                         104,472.97
                                                                  Free Delivery          -700.00
                                                                  Free Receipt            700.00
C50540R409     LAB CORP AMER HLDGS COM NEW
                                                                  Acquisitions          2,900.00       -114,648.31
                                                                  Dispositions        -18,600.00                         744,611.49
C505401208     LABOR READY INC COM NEW
                                                                  Acquisitions          2,750.00        -35,914.46
                                                                  Dispositions         -6,900.00                         107,355.39
                                                                  Free Delivery        -4,150.00
                                                                  Free Receipt          4,150.00
C511795106     LAKELAND INDS INC COM COM
                                                                  Acquisitions          2,400.00        -51,614.62
                                                                  Dispositions         -2,400.00                          41,726.62
C512815101     LAMAR ADVERTISING CO CL A COM
                                                                  Acquisitions          1,100.00        -44,897.49
                                                                  Dispositions         -1,700.00                          69,200.46
                                                                  Free Delivery          -600.00
                                                                  Free Receipt            600.00
C515098101     LANDSTAR SYS INC COM
                                                                  Acquisitions             50.00         -1,971.50
                                                                  Dispositions         -1,040.00                          39,778.13
                                                                  Free Delivery          -990.00

NORTHERN TRUST                                                          Generated by Northern Trust from periodic data on 24 May 05


                                     65


5500 SUPPLEMENTAL SCHEDULES

1 JAN 04 - 31 DEC 04


* Schedule of Acquisitions & Dispositions

                                                                                                           Cost of      Proceeds of
Asset ID       Security Description                               Transaction         Shares/Par      Acquisitions     Dispositions
-----------------------------------------------------------------------------------------------------------------------------------
                                                                  Free Receipt            990.00
C517834107     LAS VEGAS SANDS CORP COM STK
                                                                  Acquisitions          1,450.00        -42,050.00
                                                                  Dispositions         -1,450.00                          61,758.98
C518439104     LAUDER ESTEE COS INC CL A
                                                                  Acquisitions         10,500.00       -473,405.08
                                                                  Dispositions         -3,800.00                         164,980.66
                                                                  Free Delivery        -1,200.00
                                                                  Free Receipt          1,200.00
C520780107     LAWSON SOFTWARE INC COM
                                                                  Acquisitions         11,000.00        -85,076.90
                                                                  Dispositions        -11,000.00                          64,561.71
C501810105     LCC INTL INC CL A
                                                                  Acquisitions          6,300.00        -47,208.01
                                                                  Dispositions        -15,000.00                          81,293.56
                                                                  Free Delivery        -8,700.00
                                                                  Free Receipt          8,700.00
C52186N106     LEAPFROG ENTERPRISES INC CL A
                                                                  Acquisitions          1,370.00        -42,257.40
                                                                  Dispositions         -1,370.00                          27,892.11
C524908100     LEHMAN BROS HLDGS INC COM
                                                                  Acquisitions         16,400.00     -1,295,770.87
                                                                  Dispositions        -17,600.00                       1,372,199.83
C529771107     LEXMARK INTL INC NEW CL A
                                                                  Acquisitions          4,050.00       -356,086.36
                                                                  Dispositions           -650.00                          56,606.52
C999209430     LIAB. RE: TERM NOTE @ 4.6% DATED
               12/10/04 DUE 12/31/2012 ORIGINAL **INC
                                                                  Acquisitions        874,517.17              0.00
                                                                  Dispositions    -19,162,250.00                               0.00
C532774106     LIN TV CORP CL A CL A
                                                                  Acquisitions          2,000.00        -44,968.66
                                                                  Dispositions         -4,500.00                          85,833.40
                                                                  Free Delivery        -2,500.00
                                                                  Free Receipt          2,500.00
C535678106     LINEAR TECH CORP DEL
                                                                  Acquisitions          1,400.00        -53,620.55
                                                                  Dispositions         -1,400.00                          51,721.22
C535679104     LINENS N THINGS INC COM

NORTHERN TRUST                                                          Generated by Northern Trust from periodic data on 24 May 05


                                     66


5500 SUPPLEMENTAL SCHEDULES

1 JAN 04 - 31 DEC 04


* Schedule of Acquisitions & Dispositions

                                                                                                           Cost of      Proceeds of
Asset ID       Security Description                               Transaction         Shares/Par      Acquisitions     Dispositions
-----------------------------------------------------------------------------------------------------------------------------------
                                                                  Acquisitions          1,800.00        -61,068.96
                                                                  Dispositions         -2,600.00                          89,606.91
                                                                  Free Delivery          -800.00
                                                                  Free Receipt            800.00
C542312103     LONE STAR TECHNOLOGIES INC COM
                                                                  Acquisitions          1,470.00        -22,766.98
                                                                  Dispositions         -1,470.00                          23,874.51
C548661107     LOWES COS INC COM
                                                                  Acquisitions         14,000.00       -766,850.18
                                                                  Dispositions        -17,200.00                         909,923.74
C532716107     LTD BRANDS
                                                                  Acquisitions         10,800.00       -211,826.21
                                                                  Dispositions        -47,220.00                       1,230,484.00
C549764108     LUFKIN INDS INC COM
                                                                  Acquisitions            250.00         -7,534.00
                                                                  Dispositions         -1,150.00                          36,151.15
                                                                  Free Delivery          -900.00
                                                                  Free Receipt            900.00
C55261F104     M & T BK CORP COM
                                                                  Acquisitions          1,650.00       -157,453.40
                                                                  Dispositions         -2,250.00                         211,006.11
                                                                  Free Delivery          -200.00
                                                                  Free Receipt            200.00
C554225102     MACATAWA BK CORP COM
                                                                  Acquisitions            340.00         -9,168.61
                                                                  Dispositions         -1,722.00                          53,355.26
                                                                  Free Delivery        -1,300.00
                                                                  Free Receipt          1,300.00
C556100105     MACROMEDIA INC COM
                                                                  Acquisitions          5,500.00       -127,075.51
                                                                  Dispositions         -3,300.00                          66,186.33
                                                                  Free Delivery        -4,650.00
                                                                  Free Receipt          4,650.00
C564563104     MANTECH INTL CORP CL A CL A
                                                                  Acquisitions            520.00        -11,190.01
                                                                  Dispositions         -1,850.00                          39,542.94
                                                                  Free Delivery        -1,330.00
                                                                  Free Receipt          1,330.00

NORTHERN TRUST                                                          Generated by Northern Trust from periodic data on 24 May 05


                                     67


5500 SUPPLEMENTAL SCHEDULES

1 JAN 04 - 31 DEC 04


* Schedule of Acquisitions & Dispositions

                                                                                                           Cost of      Proceeds of
Asset ID       Security Description                               Transaction         Shares/Par      Acquisitions     Dispositions
-----------------------------------------------------------------------------------------------------------------------------------
C565011103     MANUGISTICS GROUP INC COM
                                                                  Acquisitions          5,300.00        -32,584.00
                                                                  Dispositions         -5,300.00                          26,778.36
C57383M108     MARVEL ENTERPRISES INC COM STK
                                                                  Acquisitions          7,025.00       -174,257.22
                                                                  Dispositions         -5,825.00                          81,332.57
                                                                  Free Delivery        -3,400.00
                                                                  Free Receipt          3,400.00
CG5876H105     MARVELL TECH GROUP MARVELL TECH GROUP
               INC
                                                                  Acquisitions         62,500.00     -2,152,218.04
                                                                  Dispositions        -19,100.00                         625,968.72
                                                                  Free Delivery          -500.00
                                                                  Free Receipt            500.00
C574599106     MASCO CORP COM
                                                                  Acquisitions         43,800.00     -1,241,817.01
                                                                  Dispositions        -43,800.00                       1,425,805.73
C577081102     MATTEL INC COM
                                                                  Dispositions           -500.00                           9,290.41
                                                                  Free Delivery          -500.00
                                                                  Free Receipt            500.00
C57772K101     MAXIM INTEGRATED PRODS INC COM
                                                                  Acquisitions         22,225.00     -1,040,683.81
                                                                  Dispositions        -43,425.00                       1,945,602.34
C577778BH5     MAY DEPT STORES CO CO 6.7 DUE 09-15-2028BEO
                                                                  Acquisitions        500,000.00       -505,822.00
                                                                  Dispositions        -75,000.00                          78,055.50
C55262L100     MBNA CORP COM
                                                                  Acquisitions         83,900.00     -2,164,141.78
                                                                  Dispositions        -12,300.00                         326,365.26
C580135101     MC DONALDS CORP COM
                                                                  Acquisitions          5,300.00       -151,401.86
                                                                  Dispositions        -29,625.00                         779,522.15
C58155Q103     MCKESSON CORP
                                                                  Acquisitions         45,500.00     -1,432,278.07
                                                                  Dispositions        -45,500.00                       1,236,679.24
C584699102     MEDIMMUNE INC COM
                                                                  Acquisitions         34,900.00       -770,123.52
                                                                  Dispositions        -34,900.00                         830,707.65

NORTHERN TRUST                                                          Generated by Northern Trust from periodic data on 24 May 05


                                     68


5500 SUPPLEMENTAL SCHEDULES

1 JAN 04 - 31 DEC 04


* Schedule of Acquisitions & Dispositions

                                                                                                           Cost of      Proceeds of
Asset ID       Security Description                               Transaction         Shares/Par      Acquisitions     Dispositions
-----------------------------------------------------------------------------------------------------------------------------------
C585055106     MEDTRONIC INC COM
                                                                  Acquisitions         12,000.00       -586,943.54
                                                                  Dispositions        -71,500.00                       3,450,764.84
C58551A108     MELLON FINL CORP COM
                                                                  Acquisitions         31,900.00       -914,104.79
                                                                  Dispositions         -2,800.00                          83,374.62
                                                                  Free Delivery          -700.00
                                                                  Free Receipt            700.00
C587376104     MERCANTILE BK CORP COM
                                                                  Acquisitions            270.00         -9,723.41
                                                                  Dispositions         -1,354.50                          47,555.08
                                                                  Free Delivery        -1,020.00
                                                                  Free Receipt          1,020.00
C589331107     MERCK & CO INC COM
                                                                  Acquisitions          3,000.00       -139,969.86
                                                                  Dispositions        -18,600.00                         814,098.24
C589405109     MERCURY INTERACTIVE CORP COM
                                                                  Acquisitions         11,300.00       -502,706.10
                                                                  Dispositions         -3,600.00                         150,015.43
                                                                  Free Delivery          -900.00
                                                                  Free Receipt            900.00
C589981109     MERGE TECHNOLOGIES INC COM
                                                                  Acquisitions          1,790.00        -25,082.73
                                                                  Dispositions         -1,790.00                          35,041.46
C590188108     MERRILL LYNCH & CO INC COM STK
                                                                  Acquisitions         34,375.00     -1,944,239.47
                                                                  Dispositions        -36,200.00                       1,951,814.83
C591097209     METAL MGMT INC COM NEW STK NEW
                                                                  Acquisitions          1,180.00        -44,817.90
                                                                  Dispositions         -8,720.00                         144,002.37
                                                                  Free Delivery        -3,880.00
                                                                  Free Receipt          3,880.00
C59156R108     METLIFE INC COM ISIN US59156R1086
                                                                  Acquisitions         31,900.00     -1,168,880.89
                                                                  Dispositions         -7,500.00                         296,753.86
C592688105     METTLER-TOLEDO INTL INC COM
                                                                  Acquisitions          1,570.00        -71,781.40
                                                                  Dispositions         -1,400.00                          58,038.72

NORTHERN TRUST                                                          Generated by Northern Trust from periodic data on 24 May 05


                                     69


5500 SUPPLEMENTAL SCHEDULES

1 JAN 04 - 31 DEC 04


* Schedule of Acquisitions & Dispositions

                                                                                                           Cost of      Proceeds of
Asset ID       Security Description                               Transaction         Shares/Par      Acquisitions     Dispositions
-----------------------------------------------------------------------------------------------------------------------------------
                                                                  Free Delivery        -1,430.00
                                                                  Free Receipt          1,430.00
C611992488     MFO MONSANTO DODGE & COX BALANCED UNITS
                                                                  Acquisitions        336,402.64    -47,907,695.86
                                                                  Dispositions       -155,274.81                      21,682,857.86
C611992470     MFO MONSANTO FXD FD UNITIZED SEC
                                                                  Acquisitions     33,128,460.33    -63,622,970.35
                                                                  Dispositions    -49,760,980.49                      95,312,656.51
C611992991     MFO MONSANTO GROWTH & INC UNITIZED SEC
                                                                  Acquisitions        961,508.34    -24,332,142.67
                                                                  Dispositions     -1,686,751.37                      42,537,125.97
C611992447     MFO MONSANTO GROWTH FD UNIT DV UNIT SEC
                                                                  Acquisitions        196,097.71     -9,852,512.77
                                                                  Dispositions       -253,009.47                      12,739,903.92
C552880106     MGI PHARMA INC COM
                                                                  Acquisitions            400.00        -20,666.92
                                                                  Dispositions           -900.00                          49,416.18
                                                                  Free Delivery          -500.00
                                                                  Free Receipt            500.00
C595017104     MICROCHIP TECH INC COM
                                                                  Acquisitions          2,800.00        -82,584.23
                                                                  Dispositions        -10,800.00                         295,692.54
                                                                  Free Delivery        -1,000.00
                                                                  Free Receipt          1,000.00
C594918104     MICROSOFT CORP COM
                                                                  Acquisitions         60,100.00     -1,670,831.72
                                                                  Dispositions       -210,600.00                       5,623,954.17
C594972408     MICROSTRATEGY INC CL A NEW
                                                                  Acquisitions             40.00         -2,195.20
                                                                  Dispositions           -820.00                          47,023.83
                                                                  Free Delivery          -780.00
                                                                  Free Receipt            780.00
C60741U101     MOBILITY ELECTRONICS INC COM
                                                                  Acquisitions          6,900.00        -62,140.71
                                                                  Dispositions         -6,900.00                          51,145.94
C608554200     MOLEX INC CL A
                                                                  Dispositions           -800.00                          23,103.91
                                                                  Free Delivery          -800.00

NORTHERN TRUST                                                          Generated by Northern Trust from periodic data on 24 May 05


                                     70


5500 SUPPLEMENTAL SCHEDULES

1 JAN 04 - 31 DEC 04


* Schedule of Acquisitions & Dispositions

                                                                                                           Cost of      Proceeds of
Asset ID       Security Description                               Transaction         Shares/Par      Acquisitions     Dispositions
-----------------------------------------------------------------------------------------------------------------------------------
                                                                  Free Receipt            800.00
C60855R100      MOLINA HEALTHCARE INC COM
                                                                  Acquisitions          3,220.00       -135,957.16
                                                                  Dispositions         -1,920.00                          52,891.87
                                                                  Free Delivery        -1,700.00
                                                                  Free Receipt          1,700.00
C610236101      MONRO MUFFLER BRAKE INC COM
                                                                  Acquisitions          1,840.00        -43,556.16
                                                                  Dispositions         -3,700.00                          88,267.35
                                                                  Free Delivery        -1,860.00
                                                                  Free Receipt          1,860.00
C61166W101      MONSANTO CO NEW COM
                                                                  Acquisitions        589,800.00    -22,006,310.62
                                                                  Dispositions       -735,056.00                      27,471,933.17
                                                                  Free Delivery    -1,472,921.00
                                                                  Free Receipt      1,409,695.00
C999899602      MONSANTO PARTICIPANT LOANS
                                                                  Acquisitions      9,447,472.47     -9,447,472.47
                                                                  Dispositions     -9,166,277.32                       9,166,277.32
C615394202      MOOG INC CL A
                                                                  Acquisitions          1,600.00        -62,963.50
                                                                  Dispositions         -1,600.00                          74,303.04
C617446448      MORGAN STANLEY
                                                                  Acquisitions         29,600.00     -1,542,998.77
                                                                  Dispositions        -26,500.00                       1,454,487.48
C620076109      MOTOROLA INC COM
                                                                  Acquisitions         53,900.00       -937,302.39
                                                                  Dispositions        -92,300.00                       1,742,667.15
C55377A106      MTC TECHNOLOGIES INC COM
                                                                  Acquisitions          2,890.00        -76,198.43
                                                                  Dispositions         -5,290.00                         150,650.84
                                                                  Free Delivery        -2,400.00
                                                                  Free Receipt          2,400.00
C62852P103      MYKROLIS CORP COM
                                                                  Acquisitions          3,680.00        -54,217.60
                                                                  Dispositions         -8,700.00                          88,086.81
                                                                  Free Delivery        -5,020.00
                                                                  Free Receipt          5,020.00

NORTHERN TRUST                                                          Generated by Northern Trust from periodic data on 24 May 05

                                     71


5500 SUPPLEMENTAL SCHEDULES

1 JAN 04 - 31 DEC 04


* Schedule of Acquisitions & Dispositions

                                                                                                           Cost of      Proceeds of
Asset ID       Security Description                               Transaction         Shares/Par      Acquisitions     Dispositions
-----------------------------------------------------------------------------------------------------------------------------------
CG6359F103     NABORS INDUSTRIES COM USD0.10
                                                                  Acquisitions         30,700.00     -1,384,673.99
                                                                  Dispositions         -2,500.00                         113,112.36
                                                                  Free Delivery        -1,100.00
                                                                  Free Receipt          1,100.00
C637071101     NATIONAL OILWELL VARCO COM STK
                                                                  Acquisitions          5,500.00       -152,230.71
                                                                  Dispositions           -500.00                          16,875.05
C637640103     NATL SEMICONDUCTOR CORP COM
                                                                  Acquisitions         67,700.00     -1,947,313.36
                                                                  Dispositions        -18,300.00                         231,373.02
C638904102     NAVIGATORS GROUP INC COM
                                                                  Acquisitions            490.00        -14,265.76
                                                                  Dispositions         -1,600.00                          45,090.13
                                                                  Free Delivery        -1,110.00
                                                                  Free Receipt          1,110.00
C640268108     NEKTAR THERAPEUTICS COM
                                                                  Acquisitions         11,650.00       -215,100.84
                                                                  Dispositions         -7,100.00                         110,139.83
                                                                  Free Delivery        -2,450.00
                                                                  Free Receipt          2,450.00
C64031N108     NELNET INC CL A
                                                                  Acquisitions          1,750.00        -41,235.50
                                                                  Dispositions         -4,950.00                          90,662.58
                                                                  Free Delivery        -3,200.00
                                                                  Free Receipt          3,200.00
C640919106     NEOPHARM INC COM
                                                                  Acquisitions          1,900.00        -32,632.20
                                                                  Dispositions         -1,900.00                          26,796.97
C64125C109     NEUROCRINE BIOSCIENCES INC COM
                                                                  Acquisitions          1,900.00        -94,646.56
                                                                  Dispositions         -2,200.00                         108,919.71
                                                                  Free Delivery          -300.00
                                                                  Free Receipt            300.00
C65248E104     NEWS CORP CL A COM
                                                                  Acquisitions         32,300.00       -574,061.85
                                                                  Dispositions         -1,000.00                          18,569.56
                                                                  Free Receipt        168,200.00

NORTHERN TRUST                                                          Generated by Northern Trust from periodic data on 24 May 05


                                     72


5500 SUPPLEMENTAL SCHEDULES

1 JAN 04 - 31 DEC 04


* Schedule of Acquisitions & Dispositions

                                                                                                           Cost of      Proceeds of
Asset ID       Security Description                               Transaction         Shares/Par      Acquisitions     Dispositions
-----------------------------------------------------------------------------------------------------------------------------------
C65336K103     NEXSTAR BROADCASTING GROUP INC CL A
                                                                  Acquisitions            140.00         -1,905.20
                                                                  Dispositions         -1,640.00                          22,312.84
                                                                  Free Delivery        -1,500.00
                                                                  Free Receipt          1,500.00
C65333F107     NEXTEL PARTNERS INC CL A
                                                                  Acquisitions          3,200.00        -47,973.71
                                                                  Dispositions         -3,200.00                          46,912.82
C654106103     NIKE INC CL B
                                                                  Acquisitions          7,200.00       -529,149.92
                                                                  Dispositions         -8,200.00                         608,210.84
                                                                  Free Delivery          -300.00
                                                                  Free Receipt            300.00
CG65422100     NOBLE CORPORATION COM
                                                                  Acquisitions          1,400.00        -54,773.96
                                                                  Dispositions        -15,700.00                         624,455.75
                                                                  Free Delivery          -500.00
                                                                  Free Receipt            500.00
C670006105     NOVELL INC COM
                                                                  Acquisitions         67,600.00       -502,575.50
                                                                  Dispositions        -98,400.00                         692,741.79
                                                                  Free Delivery       -13,500.00
                                                                  Free Receipt         13,500.00
C62936P103     NPS PHARMACEUTICALS INC COM
                                                                  Acquisitions          1,630.00        -40,847.60
                                                                  Dispositions         -3,350.00                          58,626.46
                                                                  Free Delivery        -1,720.00
                                                                  Free Receipt          1,720.00
C628916108     NS GROUP INC COM
                                                                  Acquisitions          1,900.00        -17,426.78
                                                                  Dispositions         -4,800.00                          58,341.54
                                                                  Free Delivery        -2,900.00
                                                                  Free Receipt          2,900.00
C629445206     NVE CORP COM NEW
                                                                  Acquisitions             30.00         -1,617.90
                                                                  Dispositions           -530.00                          31,244.68
                                                                  Free Delivery          -500.00
                                                                  Free Receipt            500.00

NORTHERN TRUST                                                          Generated by Northern Trust from periodic data on 24 May 05


                                     73


5500 SUPPLEMENTAL SCHEDULES

1 JAN 04 - 31 DEC 04


* Schedule of Acquisitions & Dispositions

                                                                                                           Cost of      Proceeds of
Asset ID       Security Description                               Transaction         Shares/Par      Acquisitions     Dispositions
-----------------------------------------------------------------------------------------------------------------------------------
C67611V101     ODYSSEY HEALTHCARE INC COM
                                                                  Acquisitions          2,160.00        -60,818.38
                                                                  Dispositions         -6,210.00                          93,177.52
                                                                  Free Delivery        -4,050.00
                                                                  Free Receipt          4,050.00
C682189105     ON SEMICONDUCTOR CORP COM
                                                                  Acquisitions          6,300.00        -48,409.50
                                                                  Dispositions        -18,800.00                         110,679.68
                                                                  Free Delivery       -12,500.00
                                                                  Free Receipt         12,500.00
C68273G101     ONLINE RES CORP COM
                                                                  Acquisitions          6,400.00        -42,041.25
                                                                  Dispositions         -9,600.00                          63,817.91
                                                                  Free Delivery        -3,200.00
                                                                  Free Receipt          3,200.00
C683399109     ONYX PHARMACEUTICALS INC DEL COM
                                                                  Acquisitions            450.00        -15,566.50
                                                                  Dispositions         -2,450.00                          85,852.92
                                                                  Free Delivery        -2,000.00
                                                                  Free Receipt          2,000.00
C68389X105     ORACLE CORP COM
                                                                  Acquisitions        115,600.00     -1,348,870.78
                                                                  Dispositions       -185,000.00                       2,222,844.43
C671040103     OSI PHARMACEUTICALS INC COM
                                                                  Acquisitions          1,750.00        -96,804.84
                                                                  Dispositions         -1,100.00                          78,247.69
                                                                  Free Delivery        -1,150.00
                                                                  Free Receipt          1,150.00
C690310107     OVERLAND STORAGE INC COM
                                                                  Acquisitions          1,420.00        -27,629.35
                                                                  Dispositions         -5,450.00                          96,623.72
                                                                  Free Delivery        -4,030.00
                                                                  Free Receipt          4,030.00
C690322102     OVERNITE CORP COM
                                                                  Acquisitions            120.00         -2,681.30
                                                                  Dispositions         -2,680.00                          60,701.81
                                                                  Free Delivery        -2,560.00
                                                                  Free Receipt          2,560.00

NORTHERN TRUST                                                          Generated by Northern Trust from periodic data on 24 May 05


                                     74


5500 SUPPLEMENTAL SCHEDULES

1 JAN 04 - 31 DEC 04


* Schedule of Acquisitions & Dispositions

                                                                                                           Cost of      Proceeds of
Asset ID       Security Description                               Transaction         Shares/Par      Acquisitions     Dispositions
-----------------------------------------------------------------------------------------------------------------------------------
CG6797E106     O2 MICRO INTL O2 MICRO INTL LTD COM STK
                                                                  Acquisitions         15,980.00       -222,357.47
                                                                  Dispositions         -7,250.00                          90,719.78
                                                                  Free Delivery        -1,270.00
                                                                  Free Receipt          1,270.00
C695112102     PACIFICARE HLTH SYS INC DEL COM
                                                                  Acquisitions          2,100.00        -78,030.49
                                                                  Dispositions         -2,100.00                          66,926.65
C695156109     PACKAGING CORP AMER COM ISIN
               US6951561090
                                                                  Acquisitions          3,800.00        -83,370.32
                                                                  Dispositions        -26,100.00                         583,922.06
C69713P107     PALMONE COM STK INC
                                                                  Acquisitions          4,700.00       -107,654.25
                                                                  Dispositions         -1,700.00                          67,419.73
C698657103     PANTRY INC COM ISIN #US6986571031
                                                                  Acquisitions          2,230.00        -44,776.11
                                                                  Dispositions         -2,230.00                          62,144.18
C703481101     PATTERSON-UTI ENERGY INC COM COM
                                                                  Acquisitions          1,800.00        -63,171.49
                                                                  Dispositions         -2,200.00                          73,558.19
                                                                  Free Delivery          -400.00
                                                                  Free Receipt            400.00
C704326107     PAYCHEX INC COM
                                                                  Acquisitions          6,600.00       -231,455.42
                                                                  Dispositions         -5,800.00                         178,058.69
C705560100     PEETS COFFEE & TEA INC COM
                                                                  Acquisitions          1,150.00        -23,230.41
                                                                  Dispositions         -2,850.00                          72,081.35
                                                                  Free Delivery        -1,700.00
                                                                  Free Receipt          1,700.00
C707051108     PENFORD CORP COM
                                                                  Acquisitions            800.00        -11,570.14
                                                                  Dispositions         -3,700.00                          59,295.24
                                                                  Free Delivery        -2,900.00
                                                                  Free Receipt          2,900.00
C708160106     PENNEY J.C CO INC COM
                                                                  Acquisitions          1,500.00        -57,853.26
                                                                  Dispositions         -1,500.00                          59,317.76

NORTHERN TRUST                                                          Generated by Northern Trust from periodic data on 24 May 05


                                     75


5500 SUPPLEMENTAL SCHEDULES

1 JAN 04 - 31 DEC 04


* Schedule of Acquisitions & Dispositions

                                                                                                           Cost of      Proceeds of
Asset ID       Security Description                               Transaction         Shares/Par      Acquisitions     Dispositions
-----------------------------------------------------------------------------------------------------------------------------------
C709754105     PENWEST PHARMACEUTICALS CO COM
                                                                  Acquisitions          1,430.00        -24,104.44
                                                                  Dispositions         -3,920.00                          57,157.34
                                                                  Free Delivery        -2,490.00
                                                                  Free Receipt          2,490.00
C712714302     PEOPLESUPPORT INC COM STK
                                                                  Acquisitions          3,500.00        -28,243.85
                                                                  Dispositions         -3,500.00                          31,138.41
C713448108     PEPSICO INC COM
                                                                  Acquisitions         11,300.00       -583,240.24
                                                                  Dispositions        -31,750.00                       1,614,815.21
C713755106     PERFORMANCE FOOD GROUP CO COM
                                                                  Acquisitions          2,490.00        -85,056.42
                                                                  Dispositions         -5,290.00                         173,900.36
                                                                  Free Delivery        -2,800.00
                                                                  Free Receipt          2,800.00
C714265105     PEROT SYS CORP CDT-CL A COM STK
                                                                  Acquisitions          7,900.00       -106,252.72
                                                                  Dispositions         -7,900.00                         123,472.04
C717081103     PFIZER INC COM STK $.11 1/9 PAR
                                                                  Acquisitions        184,645.00     -5,727,189.93
                                                                  Dispositions     -3,172,675.00                     101,519,121.83
                                                                  Free Delivery      -480,420.00
                                                                  Free Receipt        236,783.00
C719364101     PHOTON DYNAMICS INC COM
                                                                  Acquisitions          7,900.00       -222,619.74
                                                                  Dispositions         -1,900.00                          43,496.06
C724078100     PIPER JAFFRAY COS COM
                                                                  Dispositions           -480.73                          20,775.09
                                                                  Free Receipt            480.73
C726079106     PLACER SIERRA BANCSHARES COM STK
                                                                  Acquisitions          1,300.00        -26,000.00
                                                                  Dispositions         -1,300.00                          25,438.19
C736187204     PORTALPLAYER INC COM COM STK
                                                                  Acquisitions            800.00        -13,600.00
                                                                  Dispositions           -600.00                          15,261.14
C74268T108     PROCENTURY CORP COM
                                                                  Acquisitions          6,200.00        -65,100.00

NORTHERN TRUST                                                          Generated by Northern Trust from periodic data on 24 May 05


                                     76


5500 SUPPLEMENTAL SCHEDULES

1 JAN 04 - 31 DEC 04


* Schedule of Acquisitions & Dispositions

                                                                                                           Cost of      Proceeds of
Asset ID       Security Description                               Transaction         Shares/Par      Acquisitions     Dispositions
-----------------------------------------------------------------------------------------------------------------------------------
                                                                  Dispositions         -6,200.00                          59,057.64
C742718109     PROCTER & GAMBLE CO COM
                                                                  Acquisitions         21,000.00     -1,286,315.81
                                                                  Dispositions        -17,100.00                       1,049,227.03
C743187106     PROGENICS PHARMACEUTICALS INC COM
                                                                  Acquisitions          1,540.00        -33,555.19
                                                                  Dispositions         -2,300.00                          40,499.20
                                                                  Free Delivery          -760.00
                                                                  Free Receipt            760.00
C743315103     PROGRESSIVE CORP OH COM
                                                                  Acquisitions          1,900.00       -161,550.14
                                                                  Dispositions        -22,200.00                       1,894,549.54
C743606105     PROSPERITY BANCSHARES INC COM COM
                                                                  Acquisitions             40.00           -934.00
                                                                  Dispositions           -970.00                          22,304.20
                                                                  Free Delivery          -930.00
                                                                  Free Receipt            930.00
C743815102     PROVID SVC CORP COM STK
                                                                  Acquisitions          3,700.00        -58,564.68
                                                                  Dispositions         -3,700.00                          71,233.32
C744320102     PRUDENTIAL FINL INC COM
                                                                  Acquisitions          7,900.00       -334,950.85
                                                                  Dispositions         -7,400.00                         352,720.37
C746927102     QLT INC COM STK
                                                                  Acquisitions          3,800.00        -73,053.42
                                                                  Dispositions         -3,800.00                          62,356.53
C747525103     QUALCOMM INC COM COM
                                                                  Acquisitions         88,100.00     -4,240,761.95
                                                                  Dispositions        -11,500.00                         630,222.15
C748773108     QUINTON CARDIOLOGY SYS INC COM
                                                                  Acquisitions          4,000.00        -42,000.00
                                                                  Dispositions         -4,000.00                          42,713.39
C75040P405     RADIO 1 INC CL D NON VTG
                                                                  Acquisitions          5,500.00        -92,571.35
                                                                  Free Delivery        -2,500.00
                                                                  Free Receipt          2,500.00
CM81873107     RADWARE LTD COM STK
                                                                  Acquisitions          2,900.00        -73,780.07

NORTHERN TRUST                                                          Generated by Northern Trust from periodic data on 24 May 05


                                     77


5500 SUPPLEMENTAL SCHEDULES

1 JAN 04 - 31 DEC 04


* Schedule of Acquisitions & Dispositions

                                                                                                           Cost of      Proceeds of
Asset ID       Security Description                               Transaction         Shares/Par      Acquisitions     Dispositions
-----------------------------------------------------------------------------------------------------------------------------------
                                                                  Dispositions         -7,350.00                         140,281.89
                                                                  Free Delivery        -4,450.00
                                                                  Free Receipt          4,450.00
C756577102     RED HAT INC COM
                                                                  Acquisitions         25,800.00       -477,411.65
                                                                  Dispositions        -29,350.00                         531,166.89
                                                                  Free Delivery        -3,550.00
                                                                  Free Receipt          3,550.00
C75689M101     RED ROBIN GOURMET BURGERS INC COM
                                                                  Acquisitions          1,780.00        -47,790.86
                                                                  Dispositions         -1,780.00                          83,919.51
C757209507     REDBACK NETWORKS INC COM NEW COM NEW
                                                                  Acquisitions         16,600.00       -107,347.56
                                                                  Dispositions        -16,600.00                         106,630.27
C758075402     REDWOOD TR INC COM
                                                                  Acquisitions          1,910.00       -108,771.35
                                                                  Free Delivery        -2,710.00
                                                                  Free Receipt          2,710.00
C758932107     REGIS CORP MINN COM
                                                                  Acquisitions          4,300.00       -187,853.42
                                                                  Dispositions           -700.00                          28,513.66
                                                                  Free Delivery        -2,400.00
                                                                  Free Receipt          2,400.00
C759930100     RENAL CARE GROUP INC COM
                                                                  Acquisitions          3,870.00       -147,837.09
                                                                  Free Delivery        -1,780.00
                                                                  Free Receipt          1,780.00
C760975102     RESEARCH IN MOTION LTD COM COM
                                                                  Acquisitions         17,500.00     -1,431,086.78
                                                                  Dispositions           -500.00                          44,048.70
C761152107     RESMED INC COM
                                                                  Acquisitions          3,300.00       -145,766.02
                                                                  Dispositions         -1,700.00                          78,763.08
C769320102     RIVERSTONE NETWORKS INC COM
                                                                  Acquisitions         13,600.00        -24,167.20
                                                                  Dispositions        -13,600.00                          26,155.64
C770323103     ROBERT HALF INTL INC COM
                                                                  Acquisitions          2,100.00        -47,951.89

NORTHERN TRUST                                                          Generated by Northern Trust from periodic data on 24 May 05


                                     78


5500 SUPPLEMENTAL SCHEDULES

1 JAN 04 - 31 DEC 04


* Schedule of Acquisitions & Dispositions

                                                                                                           Cost of      Proceeds of
Asset ID       Security Description                               Transaction         Shares/Par      Acquisitions     Dispositions
-----------------------------------------------------------------------------------------------------------------------------------
                                                                  Dispositions         -2,100.00                          55,947.01
C775371107     ROHM & HAAS CO COM
                                                                  Acquisitions          1,700.00        -67,076.27
                                                                  Dispositions         -4,700.00                         188,028.73
C776696106     ROPER INDS INC NEW COM
                                                                  Acquisitions          2,150.00       -120,546.69
                                                                  Free Delivery        -1,750.00
                                                                  Free Receipt          1,750.00
C781270103     RUDOPLH TECHNOLOGIES INC COM
                                                                  Acquisitions          6,580.00       -143,451.71
                                                                  Dispositions         -2,800.00                          47,258.97
                                                                  Free Delivery        -1,220.00
                                                                  Free Receipt          1,220.00
C844741108     S.W. AIRL CO COM
                                                                  Acquisitions          1,900.00        -27,671.36
                                                                  Dispositions         -1,900.00                          27,548.59
C786429100     SAFECO CORP COM
                                                                  Acquisitions         36,300.00     -1,678,462.23
                                                                  Dispositions        -29,000.00                       1,268,071.07
C78645R107     SAFENET INC COM
                                                                  Acquisitions          6,100.00       -205,456.74
                                                                  Dispositions         -2,500.00                          81,365.09
C79466L302     SALESFORCE COM INC COM STK
                                                                  Acquisitions            400.00         -4,400.00
                                                                  Dispositions           -400.00                           4,761.88
C795435106     SALIX PHARMACEUTICALS LTD COM DE
                                                                  Acquisitions          7,100.00       -158,329.17
                                                                  Dispositions         -3,860.00                          77,592.14
C78387G103     SBC COMMUNICATIONS INC COM
                                                                  Acquisitions          7,900.00       -205,072.01
                                                                  Dispositions        -41,851.00                       1,084,928.28
C806605101     SCHERING-PLOUGH CORP COM
                                                                  Acquisitions         61,700.00     -1,181,585.74
                                                                  Dispositions        -22,300.00                         435,734.94
C806857108     SCHLUMBERGER LTD COM STK
                                                                  Acquisitions         20,400.00     -1,319,648.74
                                                                  Dispositions        -14,700.00                         917,993.16
C806882106     SCHNITZER STL INDS INC CL A

NORTHERN TRUST                                                          Generated by Northern Trust from periodic data on 24 May 05



                                     79


5500 SUPPLEMENTAL SCHEDULES

1 JAN 04 - 31 DEC 04


* Schedule of Acquisitions & Dispositions

                                                                                                           Cost of      Proceeds of
Asset ID       Security Description                               Transaction         Shares/Par      Acquisitions     Dispositions
-----------------------------------------------------------------------------------------------------------------------------------
                                                                  Acquisitions             90.00         -4,642.80
                                                                  Dispositions         -1,690.00                          78,653.34
                                                                  Free Delivery        -1,600.00
                                                                  Free Receipt          1,600.00
C808513105     SCHWAB CHARLES CORP COM NEW
                                                                  Acquisitions        120,400.00     -1,185,007.42
                                                                  Dispositions        -16,000.00                         190,662.72
C811054204     SCRIPPS E.W INC NEW CL A COM
                                                                  Acquisitions         16,100.00     -1,112,716.15
                                                                  Dispositions           -600.00                          61,228.32
                                                                  Free Delivery          -200.00
                                                                  Free Receipt            200.00
C784117103     SEI INVTS CO COM
                                                                  Acquisitions          2,500.00        -83,923.25
                                                                  Dispositions         -2,500.00                          79,388.70
C81616X103     SELECT COMFORT CORP OC-CAP STK
                                                                  Acquisitions          3,560.00        -85,609.06
                                                                  Dispositions         -8,000.00                         128,640.41
                                                                  Free Delivery        -4,440.00
                                                                  Free Receipt          4,440.00
C816850101     SEMTECH CORP
                                                                  Acquisitions          1,000.00        -24,115.25
                                                                  Dispositions         -3,400.00                          69,585.48
                                                                  Free Delivery        -2,400.00
                                                                  Free Receipt          2,400.00
C817315104     SEPRACOR INC COM
                                                                  Acquisitions          1,000.00        -49,120.11
                                                                  Dispositions         -1,000.00                          49,436.16
C817492101     SERENA SOFTWARE INC COM
                                                                  Acquisitions          3,500.00        -57,615.78
                                                                  Dispositions         -3,500.00                          55,215.05
C820013100     SHARPER IMAGE CORP COM COM
                                                                  Acquisitions          1,500.00        -44,676.65
                                                                  Dispositions         -1,500.00                          29,494.66
CM8405Q102     SHOPPING COM LTD
                                                                  Acquisitions            500.00         -9,000.00
                                                                  Dispositions           -500.00                          14,297.91
C826516106     SIERRA WIRELESS INC COM STK

NORTHERN TRUST                                                          Generated by Northern Trust from periodic data on 24 May 05


                                     80


5500 SUPPLEMENTAL SCHEDULES

1 JAN 04 - 31 DEC 04


* Schedule of Acquisitions & Dispositions

                                                                                                           Cost of      Proceeds of
Asset ID       Security Description                               Transaction         Shares/Par      Acquisitions     Dispositions
-----------------------------------------------------------------------------------------------------------------------------------
                                                                  Acquisitions          1,390.00        -38,619.10
                                                                  Dispositions         -5,000.00                         133,955.16
                                                                  Free Delivery        -3,610.00
                                                                  Free Receipt          3,610.00
C826565103     SIGMA DESIGNS INC COM
                                                                  Acquisitions          6,100.00        -49,189.18
                                                                  Dispositions         -6,100.00                          32,013.45
C82669G104     SIGNATURE BK NY N Y COM
                                                                  Acquisitions            200.00         -3,100.00
                                                                  Dispositions           -200.00                           4,543.83
CG81477104     SINA CORPORATION COM STK USD0.133
                                                                  Acquisitions            730.00        -30,071.81
                                                                  Dispositions         -2,170.00                          48,660.24
                                                                  Free Delivery        -1,440.00
                                                                  Free Receipt          1,440.00
C82967H101     SIRF TECH HLDGS INC COM
                                                                  Acquisitions          8,900.00       -116,903.25
                                                                  Dispositions         -2,900.00                          41,949.36
C78442P106     SLM CORP COM
                                                                  Acquisitions          4,700.00       -178,967.70
                                                                  Dispositions        -23,500.00                         963,667.82
C832110100     SMITH INTL INC COM
                                                                  Acquisitions         26,800.00     -1,370,566.21
                                                                  Dispositions        -12,500.00                         686,358.20
                                                                  Free Delivery          -700.00
                                                                  Free Receipt            700.00
C832248108     SMITHFIELD FOODS INC COM
                                                                  Acquisitions          1,500.00        -39,730.91
                                                                  Dispositions         -1,500.00                          39,007.00
C83408W103     SOHU COM INC COM
                                                                  Acquisitions          4,010.00        -76,002.64
                                                                  Dispositions         -5,380.00                          90,814.06
                                                                  Free Delivery        -1,370.00
                                                                  Free Receipt          1,370.00
C834376105     SOLUTIA INC COM STK
                                                                  Dispositions       -124,685.00                          51,883.03
                                                                  Free Delivery       -21,520.00
                                                                  Free Receipt         11,522.00

NORTHERN TRUST                                                          Generated by Northern Trust from periodic data on 24 May 05


                                     81


5500 SUPPLEMENTAL SCHEDULES

1 JAN 04 - 31 DEC 04


* Schedule of Acquisitions & Dispositions

                                                                                                           Cost of      Proceeds of
Asset ID       Security Description                               Transaction         Shares/Par      Acquisitions     Dispositions
-----------------------------------------------------------------------------------------------------------------------------------
C835451105     SONIC CORP COM
                                                                  Acquisitions          2,500.00        -57,128.50
                                                                  Dispositions         -2,500.00                          71,996.07
C83545M109     SONIC INNOVATIONS INC COM
                                                                  Acquisitions          6,900.00        -74,892.92
                                                                  Dispositions         -6,900.00                          24,502.84
C835916107     SONUS NETWORKS INC COM ISIN US8359161077
                                                                  Acquisitions          3,350.00        -29,326.80
                                                                  Dispositions         -3,350.00                          19,783.83
C845467109     SOUTHWESTN ENERGY CO COM
                                                                  Acquisitions            600.00        -13,140.00
                                                                  Dispositions         -2,950.00                         151,154.46
                                                                  Free Delivery        -2,350.00
                                                                  Free Receipt          2,350.00
C846425882     SPANISH BROADCASTING SYS INC CL A COM
               STK
                                                                  Acquisitions          9,800.00       -103,674.60
                                                                  Free Delivery        -6,100.00
                                                                  Free Receipt          6,100.00
C848420105     SPHERION CORP COM COM STK ISIN#
               US8484201053
                                                                  Acquisitions          9,000.00        -88,699.56
                                                                  Dispositions         -9,000.00                          70,261.32
C784635104     SPX CORP COM
                                                                  Acquisitions          1,100.00        -61,226.00
                                                                  Dispositions         -1,900.00                          95,111.18
                                                                  Free Delivery          -800.00
                                                                  Free Receipt            800.00
C790849103     ST JUDE MED INC COM
                                                                  Acquisitions         27,870.00     -2,026,027.58
                                                                  Dispositions         -5,425.00                         379,722.06
                                                                  Free Delivery          -700.00
                                                                  Free Receipt            700.00
C792860108     ST PAUL TRAVELERS CORP
                                                                  Acquisitions         22,200.00       -741,426.54
                                                                  Dispositions         -5,980.92                         204,858.76
                                                                  Free Receipt          5,980.92
C857477103     ST STR CORP COM
                                                                  Acquisitions          1,500.00        -80,503.54
                                                                  Dispositions        -11,600.00                         521,747.29

NORTHERN TRUST                                                          Generated by Northern Trust from periodic data on 24 May 05


                                     82


5500 SUPPLEMENTAL SCHEDULES

1 JAN 04 - 31 DEC 04


* Schedule of Acquisitions & Dispositions

                                                                                                           Cost of      Proceeds of
Asset ID       Security Description                               Transaction         Shares/Par      Acquisitions     Dispositions
-----------------------------------------------------------------------------------------------------------------------------------
C855030102     STAPLES INC COM
                                                                  Acquisitions          3,200.00        -85,491.90
                                                                  Dispositions         -3,200.00                          93,206.78
C855244109     STARBUCKS CORP COM
                                                                  Acquisitions         32,200.00     -1,433,202.03
                                                                  Dispositions        -14,700.00                         626,539.08
                                                                  Free Delivery          -700.00
                                                                  Free Receipt            700.00
C85590A203     STARWOOD HOTELS & RESORTS WORLDWIDE INC
               PAIRED CTF 1 B SH BEN INT STARWOOD REIT
                                                                  Acquisitions          7,900.00       -294,356.20
                                                                  Dispositions        -23,100.00                       1,084,168.55
                                                                  Free Delivery        -1,200.00
                                                                  Free Receipt          1,200.00
C862685104     STRATASYS INC COM
                                                                  Acquisitions            620.00        -14,978.70
                                                                  Dispositions         -2,450.00                          53,924.70
                                                                  Free Delivery        -1,830.00
                                                                  Free Receipt          1,830.00
C863236105     STRAYER ED INC COM
                                                                  Acquisitions            730.00        -79,374.21
                                                                  Dispositions           -730.00                          68,515.65
C863667101     STRYKER CORP COM
                                                                  Acquisitions          1,350.00       -119,370.28
                                                                  Dispositions        -10,000.00                         776,058.23
                                                                  Free Delivery          -300.00
                                                                  Free Receipt            300.00
C867229106     SUNCOR INC COM STK NPV
                                                                  Acquisitions          9,800.00       -270,861.44
                                                                  Dispositions           -200.00                           6,789.44
C867363103     SUNGARD DATA SYS INC COM
                                                                  Acquisitions          2,100.00        -58,398.42
                                                                  Dispositions         -2,900.00                          71,865.22
                                                                  Free Delivery          -800.00
                                                                  Free Receipt            800.00
C867931107     SUPERCONDUCTOR TECHNOLOGIES INC COM
                                                                  Acquisitions          1,150.00         -6,385.35
                                                                  Dispositions         -7,850.00                          33,854.62
                                                                  Free Delivery        -6,700.00

NORTHERN TRUST                                                          Generated by Northern Trust from periodic data on 24 May 05

                                     83


5500 SUPPLEMENTAL SCHEDULES

1 JAN 04 - 31 DEC 04


* Schedule of Acquisitions & Dispositions

                                                                                                           Cost of      Proceeds of
Asset ID       Security Description                               Transaction         Shares/Par      Acquisitions     Dispositions
-----------------------------------------------------------------------------------------------------------------------------------
                                                                  Free Receipt          6,700.00
C868587106     SUPPORT SOFT INC
                                                                  Acquisitions            150.00         -2,224.50
                                                                  Dispositions         -3,050.00                          39,432.51
                                                                  Free Delivery        -2,900.00
                                                                  Free Receipt          2,900.00
C871237103     SYKES ENTERPRISES INC COM
                                                                  Acquisitions          7,400.00        -58,264.50
                                                                  Dispositions         -7,400.00                          39,325.97
C871503108     SYMANTEC CORP COM
                                                                  Acquisitions         45,000.00     -2,060,334.99
                                                                  Dispositions        -62,100.00                       2,189,658.65
                                                                  Free Delivery          -800.00
                                                                  Free Receipt            800.00
C871507109     SYMBION INC DEL COM
                                                                  Acquisitions            600.00         -9,000.00
                                                                  Dispositions           -600.00                          10,775.55
C871829107     SYSCO CORP COM
                                                                  Acquisitions          4,400.00       -169,457.68
                                                                  Dispositions        -12,100.00                         398,154.04
C874054109     TAKE-TWO INTERACTIVE SOFTWARE INC
               CDT-COM
                                                                  Acquisitions          3,400.00       -110,302.54
                                                                  Dispositions         -3,400.00                         102,176.32
C87588Q109     TANOX INC COM STK
                                                                  Acquisitions            180.00         -2,995.50
                                                                  Dispositions           -890.00                          14,218.49
                                                                  Free Delivery          -710.00
                                                                  Free Receipt            710.00
C87612E106     TARGET CORP COM COM
                                                                  Acquisitions         59,700.00     -2,797,595.07
                                                                  Dispositions        -29,500.00                       1,137,732.75
C87929J103     TELECOMMUNICATION SYS INC CL A
                                                                  Acquisitions          7,000.00        -48,740.85
                                                                  Dispositions         -7,000.00                          51,990.57
CE90215109     TELVENT GIT SA
                                                                  Acquisitions         14,800.00       -139,747.07
                                                                  Dispositions         -2,700.00                          29,998.18
C880775101     TERAYON COMMUNICATION SYS COM

NORTHERN TRUST                                                          Generated by Northern Trust from periodic data on 24 May 05


                                     84


5500 SUPPLEMENTAL SCHEDULES

1 JAN 04 - 31 DEC 04


* Schedule of Acquisitions & Dispositions

                                                                                                           Cost of      Proceeds of
Asset ID       Security Description                               Transaction         Shares/Par      Acquisitions     Dispositions
-----------------------------------------------------------------------------------------------------------------------------------
                                                                  Acquisitions         12,500.00        -59,822.23
                                                                  Dispositions        -12,500.00                          41,820.83
C88162F105     TETRA TECHNOLOGIES INC DEL COM
                                                                  Acquisitions          1,690.00        -42,736.00
                                                                  Dispositions         -3,650.00                         102,342.22
                                                                  Free Delivery        -1,960.00
                                                                  Free Receipt          1,960.00
C883623209     THERMOGENESIS CORP COM NEW
                                                                  Acquisitions          5,800.00        -31,001.88
                                                                  Dispositions        -10,000.00                          60,946.56
                                                                  Free Delivery        -4,200.00
                                                                  Free Receipt          4,200.00
C88632Q103     TIBCO SOFTWARE INC COM COM
                                                                  Acquisitions         16,000.00       -124,713.25
                                                                  Dispositions         -3,500.00                          32,909.72
C886547108     TIFFANY & CO COM
                                                                  Acquisitions            700.00        -25,641.84
                                                                  Dispositions        -19,100.00                         618,145.81
C88731EAJ9     TIME WARNER ENTMT CO L P SR SUB DEB
               8.375 DUE 07-15-2033 REG
                                                                  Acquisitions         75,000.00        -87,467.25
                                                                  Dispositions        -25,000.00                          30,478.50
C887317105     TIME WARNER INC NEW COM
                                                                  Acquisitions        136,800.00     -2,359,841.67
                                                                  Dispositions         -4,800.00                          86,048.54
C872540109     TJX COS INC COM NEW
                                                                  Acquisitions         22,400.00       -498,179.83
                                                                  Dispositions        -53,200.00                       1,216,501.95
                                                                  Free Delivery        -1,500.00
                                                                  Free Receipt          1,500.00
C89267P105     TRADESTATION GROUP INC COM
                                                                  Acquisitions          8,700.00        -57,282.82
                                                                  Dispositions         -8,700.00                          62,387.10
C89531P105     TREX INC COM
                                                                  Acquisitions            830.00        -31,420.60
                                                                  Dispositions         -3,110.00                         105,403.71
                                                                  Free Delivery        -2,280.00
                                                                  Free Receipt          2,280.00
C895925105     TRIAD GTY INC

NORTHERN TRUST                                                          Generated by Northern Trust from periodic data on 24 May 05



                                     85


5500 SUPPLEMENTAL SCHEDULES

1 JAN 04 - 31 DEC 04


* Schedule of Acquisitions & Dispositions

                                                                                                           Cost of      Proceeds of
Asset ID       Security Description                               Transaction         Shares/Par      Acquisitions     Dispositions
-----------------------------------------------------------------------------------------------------------------------------------
                                                                  Acquisitions            470.00        -25,167.00
                                                                  Dispositions         -1,400.00                          80,301.56
                                                                  Free Delivery          -930.00
                                                                  Free Receipt            930.00
C896047107     TRIBUNE CO COM
                                                                  Acquisitions          2,900.00       -145,873.16
                                                                  Dispositions         -6,200.00                         268,901.45
C895919108     TRIDENT MICROSYSTEMS INC COM
                                                                  Acquisitions          8,550.00       -141,826.69
                                                                  Dispositions        -12,610.00                         203,725.45
                                                                  Free Delivery        -4,060.00
                                                                  Free Receipt          4,060.00
C882508104     TX INSTRS INC COM
                                                                  Acquisitions          4,100.00        -99,488.14
                                                                  Dispositions        -35,500.00                         960,147.68
C902124106     TYCO INTL LTD NEW COM
                                                                  Acquisitions         55,700.00     -1,772,782.70
                                                                  Dispositions         -6,100.00                         190,696.01
C90262T308     UCBH HLDGS INC COM
                                                                  Acquisitions          1,700.00        -70,882.84
                                                                  Dispositions           -280.00                          10,418.31
                                                                  Free Delivery        -1,780.00
                                                                  Free Receipt          1,780.00
C903844108     ULTICOM INC COM STK ISIN# US9038441088
                                                                  Acquisitions          4,000.00        -44,385.51
                                                                  Dispositions         -4,000.00                          37,878.51
C903914109     ULTRA PETE CORP COM NPV
                                                                  Acquisitions          3,250.00       -121,948.53
                                                                  Dispositions         -1,850.00                          47,034.79
                                                                  Free Delivery        -5,600.00
                                                                  Free Receipt          5,600.00
C903899102     ULTRALIFE BATTERIES INC
                                                                  Acquisitions          2,800.00        -58,461.76
                                                                  Dispositions         -2,800.00                          30,783.80
C907818108     UN PAC CORP COM
                                                                  Acquisitions         29,000.00     -1,736,294.31
                                                                  Dispositions        -12,700.00                         837,058.52
C911312106     UNITED PARCEL SVC INC CL B

NORTHERN TRUST                                                          Generated by Northern Trust from periodic data on 24 May 05



                                     86


5500 SUPPLEMENTAL SCHEDULES

1 JAN 04 - 31 DEC 04


* Schedule of Acquisitions & Dispositions

                                                                                                           Cost of      Proceeds of
Asset ID       Security Description                               Transaction         Shares/Par      Acquisitions     Dispositions
-----------------------------------------------------------------------------------------------------------------------------------
                                                                  Acquisitions         27,800.00     -2,143,260.12
                                                                  Dispositions         -1,000.00                          75,811.53
C912828AF7     UNITED STATES TREAS NTS BD INFLATION
               INDEXED 3 DUE 07-15-2012
               REG
                                                                  Acquisitions         25,000.00        -27,936.55
                                                                  Dispositions       -115,000.00                         134,152.42
C91324P102     UNITEDHEALTH GROUP INC COM
                                                                  Acquisitions         10,400.00       -766,068.50
                                                                  Dispositions        -25,200.00                       1,568,433.56
C914906102     UNIVISION COMMUNICATIONS INC CL A
                                                                  Acquisitions          8,300.00       -268,883.21
                                                                  Dispositions         -9,100.00                         260,655.99
C915289102     UNOCAL CORP COM
                                                                  Acquisitions          2,700.00       -101,736.00
                                                                  Dispositions        -12,700.00                         547,693.08
C91529B106     UNOVA INC COM
                                                                  Acquisitions          1,900.00        -43,544.75
                                                                  Free Delivery        -2,100.00
                                                                  Free Receipt          2,100.00
C902973304     US BANCORP
                                                                  Acquisitions         14,500.00       -379,229.35
                                                                  Dispositions        -25,500.00                         730,953.35
C911163103     UTD NAT FOODS INC COM
                                                                  Acquisitions          3,300.00       -114,469.62
                                                                  Dispositions         -2,100.00                          58,671.64
                                                                  Free Delivery        -2,850.00
                                                                  Free Receipt          2,850.00
C911301109     UTD PANAM FINL CORP COM
                                                                  Acquisitions            530.00         -9,046.89
                                                                  Dispositions         -6,500.00                          99,461.34
                                                                  Free Delivery        -5,970.00
                                                                  Free Receipt          5,970.00
C911363109     UTD RENTALS INC COM
                                                                  Acquisitions          2,900.00        -59,085.90
                                                                  Dispositions         -2,900.00                          45,127.29
C913017109     UTD TECHNOLOGIES CORP COM
                                                                  Acquisitions          8,000.00       -759,823.86
                                                                  Dispositions        -11,200.00                       1,006,960.42
C91307C102     UTD THERAPEUTICS CORP DEL COM STK

NORTHERN TRUST                                                          Generated by Northern Trust from periodic data on 24 May 05


                                     87


5500 SUPPLEMENTAL SCHEDULES

1 JAN 04 - 31 DEC 04


* Schedule of Acquisitions & Dispositions

                                                                                                           Cost of      Proceeds of
Asset ID       Security Description                               Transaction         Shares/Par      Acquisitions     Dispositions
-----------------------------------------------------------------------------------------------------------------------------------
                                                                  Acquisitions          1,540.00        -44,850.33
                                                                  Dispositions         -1,860.00                          51,982.56
                                                                  Free Delivery        -2,520.00
                                                                  Free Receipt          2,520.00
CG87210103     UTI WORLDWIDE INC ORD NPV
                                                                  Acquisitions          1,840.00       -100,572.44
                                                                  Free Delivery          -880.00
                                                                  Free Receipt            880.00
C918204108     V F CORP COM
                                                                  Acquisitions          2,200.00        -94,886.00
                                                                  Dispositions         -6,700.00                         366,829.14
C920355104     VALSPAR CORP COM
                                                                  Acquisitions            400.00        -19,872.00
                                                                  Dispositions           -800.00                          39,857.05
                                                                  Free Delivery          -400.00
                                                                  Free Receipt            400.00
C92220P105     VARIAN MED SYS INC COM ISIN
               #US9222091057
                                                                  Acquisitions          1,600.00        -82,675.10
                                                                  Dispositions         -1,900.00                         110,955.95
                                                                  Free Delivery          -300.00
                                                                  Free Receipt            300.00
C918194101     VCA ANTECH INC COM STK
                                                                  Acquisitions          5,150.00       -121,922.80
                                                                  Dispositions         -1,700.00                          62,660.29
                                                                  Free Delivery        -4,400.00
                                                                  Free Receipt          4,400.00
C92343E102     VERISIGN INC COM
                                                                  Acquisitions         21,700.00       -672,370.16
                                                                  Dispositions           -400.00                          13,703.67
C923436109     VERITAS SOFTWARE CORP COM
                                                                  Acquisitions          6,400.00       -178,027.55
                                                                  Dispositions        -43,000.00                       1,006,871.65
C925524308     VIACOM COM CL B
                                                                  Acquisitions         44,600.00     -1,729,704.28
                                                                  Dispositions       -119,747.00                       4,445,051.55
C926471103     VICURON PHARMACEUTICALS INC COM
                                                                  Acquisitions          3,450.00        -66,505.58
                                                                  Free Delivery        -2,550.00

NORTHERN TRUST                                                          Generated by Northern Trust from periodic data on 24 May 05


                                     88


5500 SUPPLEMENTAL SCHEDULES

1 JAN 04 - 31 DEC 04


* Schedule of Acquisitions & Dispositions

                                                                                                           Cost of      Proceeds of
Asset ID       Security Description                               Transaction         Shares/Par      Acquisitions     Dispositions
-----------------------------------------------------------------------------------------------------------------------------------
                                                                  Free Receipt          2,550.00
C92839Y109     VISTACARE INC CL A COM
                                                                  Acquisitions          2,680.00        -74,682.18
                                                                  Dispositions         -3,700.00                          60,200.78
                                                                  Free Delivery        -1,020.00
                                                                  Free Receipt          1,020.00
C92850E107     VITRAN INC COM
                                                                  Acquisitions            700.00        -10,408.00
                                                                  Dispositions         -3,200.00                          45,590.81
                                                                  Free Delivery        -2,500.00
                                                                  Free Receipt          2,500.00
C92849Q401     VITRIA TECH INC COM NEW COM
                                                                  Acquisitions          5,600.00        -44,813.44
                                                                  Dispositions         -5,600.00                          37,182.25
C928566108     VNUS MED TECHNOLOGIES INC COM
                                                                  Acquisitions            600.00         -9,000.00
                                                                  Dispositions           -600.00                           9,008.72
C954235107     W MARINE INC
                                                                  Acquisitions          4,770.00       -110,852.66
                                                                  Dispositions         -3,280.00                          79,336.10
                                                                  Free Delivery        -3,510.00
                                                                  Free Receipt          3,510.00
C929903102     WACHOVIA CORP NEW COM
                                                                  Acquisitions         15,300.00       -702,063.88
                                                                  Dispositions         -3,100.00                         144,828.60
C931142103     WAL-MART STORES INC COM
                                                                  Acquisitions          4,925.00       -261,513.69
                                                                  Dispositions        -89,425.00                       4,989,959.42
C931422109     WALGREEN CO COM
                                                                  Acquisitions         22,300.00       -805,863.04
                                                                  Dispositions        -41,400.00                       1,423,318.49
C941848103     WATERS CORP COM
                                                                  Acquisitions            800.00        -37,972.25
                                                                  Dispositions           -800.00                          33,773.20
C942683103     WATSON PHARMACEUTICALS INC COM
                                                                  Acquisitions          1,100.00        -46,824.08
                                                                  Dispositions         -1,100.00                          36,009.92
CG95089101     WEATHERFORD INTL LTD

NORTHERN TRUST                                                          Generated by Northern Trust from periodic data on 24 May 05


                                     89


5500 SUPPLEMENTAL SCHEDULES

1 JAN 04 - 31 DEC 04


* Schedule of Acquisitions & Dispositions

                                                                                                           Cost of      Proceeds of
Asset ID       Security Description                               Transaction         Shares/Par      Acquisitions     Dispositions
-----------------------------------------------------------------------------------------------------------------------------------
                                                                  Acquisitions          6,900.00       -299,778.21
                                                                  Dispositions         -8,700.00                         407,274.38
                                                                  Free Delivery          -800.00
                                                                  Free Receipt            800.00
C94768C108     WEBMETHODS INC COM
                                                                  Acquisitions          7,500.00        -81,294.71
                                                                  Dispositions         -7,500.00                          60,238.04
C94946T106     WELLCARE HLTH PLANS INC COM
                                                                  Acquisitions          2,400.00        -40,800.00
                                                                  Dispositions         -2,400.00                          46,187.87
C949746101     WELLS FARGO & CO NEW COM STK
                                                                  Acquisitions          2,000.00       -113,280.00
                                                                  Dispositions        -11,300.00                         655,082.45
C959522103     WESTN SIERRA BANCORP COM
                                                                  Acquisitions            270.00        -12,363.20
                                                                  Dispositions         -1,875.00                          70,434.61
                                                                  Free Delivery          -980.00
                                                                  Free Receipt            980.00
C961815107     WESTWOOD 1 INC COM
                                                                  Acquisitions         13,000.00       -349,894.64
                                                                  Dispositions         -3,100.00                          80,805.29
                                                                  Free Delivery        -1,000.00
                                                                  Free Receipt          1,000.00
C966387102     WHITING PETE CORP NEW COM STK
                                                                  Acquisitions            100.00         -1,923.00
                                                                  Dispositions         -1,900.00                          37,352.24
                                                                  Free Delivery        -1,800.00
                                                                  Free Receipt          1,800.00
C966837106     WHOLE FOODS MKT INC COM
                                                                  Acquisitions         12,200.00       -995,334.04
                                                                  Dispositions           -900.00                          84,062.26
C969904101     WILLIAMS SONOMA INC COM
                                                                  Acquisitions          9,400.00       -309,429.08
                                                                  Dispositions         -4,600.00                         154,638.07
                                                                  Free Delivery        -1,300.00
                                                                  Free Receipt          1,300.00
CG96655108     WILLIS GROUP HOLDINGS COM
                                                                  Acquisitions          6,200.00       -236,234.15

NORTHERN TRUST                                                          Generated by Northern Trust from periodic data on 24 May 05


                                     90


5500 SUPPLEMENTAL SCHEDULES

1 JAN 04 - 31 DEC 04


* Schedule of Acquisitions & Dispositions

                                                                                                           Cost of      Proceeds of
Asset ID       Security Description                               Transaction         Shares/Par      Acquisitions     Dispositions
-----------------------------------------------------------------------------------------------------------------------------------
                                                                  Dispositions         -7,200.00                         250,556.59
                                                                  Free Delivery        -1,000.00
                                                                  Free Receipt          1,000.00
C972232102     WILSON GREATBATCH TECHNOLOGIES INC COM
                                                                  Acquisitions          1,300.00        -50,146.96
                                                                  Dispositions         -2,800.00                          82,175.24
                                                                  Free Delivery        -1,500.00
                                                                  Free Receipt          1,500.00
C97650W108     WINTRUST FINL CORP COM
                                                                  Acquisitions          1,900.00        -96,816.30
                                                                  Dispositions           -580.00                          30,735.51
                                                                  Free Delivery        -1,710.00
                                                                  Free Receipt          1,710.00
C977424100     WITNESS SYS INC COM
                                                                  Acquisitions          2,000.00        -25,958.00
                                                                  Dispositions         -2,000.00                          31,759.25
C929284107     WJ COMMUNICATIONS INC COM STK
                                                                  Acquisitions         14,900.00        -40,152.67
                                                                  Dispositions        -14,900.00                          44,390.62
C98235T107     WRIGHT MED GROUP INC COM
                                                                  Acquisitions          1,400.00        -46,084.00
                                                                  Dispositions         -3,700.00                         120,548.98
                                                                  Free Delivery        -2,300.00
                                                                  Free Receipt          2,300.00
C983024100     WYETH COM
                                                                  Acquisitions         28,000.00     -1,064,288.27
                                                                  Dispositions        -27,075.00                       1,014,584.02
C984121BG7     XEROX CORP US$ SR NT 9.75 DUE 01-15-2009
                                                                  Acquisitions        400,000.00       -470,500.00
                                                                  Dispositions       -400,000.00                         457,000.00
CG98255105     XL CAP LTD SHS A
                                                                  Acquisitions            400.00        -30,786.00
                                                                  Dispositions        -19,300.00                       1,460,362.84
                                                                  Free Delivery          -300.00
                                                                  Free Receipt            300.00
C98385X106     XTO ENERGY INC COM
                                                                  Acquisitions          7,275.00       -192,871.87
                                                                  Dispositions         -8,650.00                         239,954.14

NORTHERN TRUST                                                          Generated by Northern Trust from periodic data on 24 May 05


                                     91


5500 SUPPLEMENTAL SCHEDULES

1 JAN 04 - 31 DEC 04


* Schedule of Acquisitions & Dispositions

                                                                                                           Cost of      Proceeds of
Asset ID       Security Description                               Transaction         Shares/Par      Acquisitions     Dispositions
-----------------------------------------------------------------------------------------------------------------------------------
                                                                  Free Delivery        -1,000.00
                                                                  Free Receipt          1,000.00
C984332106     YAHOO INC COM
                                                                  Acquisitions         53,800.00     -1,979,501.45
                                                                  Dispositions        -40,400.00                       1,704,253.92
C989390109     ZENITH NATL INS CORP COM
                                                                  Acquisitions          2,340.00       -107,098.15
                                                                  Free Delivery        -1,560.00
                                                                  Free Receipt          1,560.00
C98956P102     ZIMMER HLDGS INC COM
                                                                  Acquisitions          6,600.00       -485,202.50
                                                                  Dispositions         -1,100.00                          86,989.43
                                                                  Free Delivery          -400.00
                                                                  Free Receipt            400.00
C989701107     ZIONS BANCORP COM
                                                                  Acquisitions            800.00        -47,275.69
                                                                  Dispositions         -1,300.00                          78,049.88
                                                                  Free Delivery          -500.00
                                                                  Free Receipt            500.00
C989922109     ZOLL MED CORP COM
                                                                  Acquisitions            250.00         -9,550.39
                                                                  Dispositions         -1,190.00                          37,152.95
                                                                  Free Delivery          -940.00
                                                                  Free Receipt            940.00
C989855101     ZYGO CORP COM
                                                                  Acquisitions         12,200.00       -187,413.74
                                                                  Dispositions         -4,200.00                          46,072.97
C336453105     1ST ST BANCORPORATION COM
                                                                  Acquisitions             40.00         -1,370.80
                                                                  Dispositions           -890.00                          28,527.49
                                                                  Free Delivery          -850.00
                                                                  Free Receipt            850.00
C901314203     24 / 7 REAL MEDIA INC COM NEW
                                                                  Dispositions         -5,000.00                          36,831.06
                                                                  Free Receipt         25,000.00
C88579Y101     3M CO COM
                                                                  Acquisitions          7,775.00       -641,867.31
                                                                  Dispositions        -18,975.00                       1,525,335.91

NORTHERN TRUST                                                          Generated by Northern Trust from periodic data on 24 May 05


                                     92


5500 SUPPLEMENTAL SCHEDULES

1 JAN 04 - 31 DEC 04


* Schedule of Acquisitions & Dispositions

                                                                                                           Cost of      Proceeds of
Asset ID       Security Description                               Transaction         Shares/Par      Acquisitions     Dispositions
-----------------------------------------------------------------------------------------------------------------------------------
C350865101     4 KIDS ENTMT INC COM
                                                                  Acquisitions            300.00         -8,571.40
                                                                  Dispositions         -1,490.00                          29,530.49
                                                                  Free Delivery        -1,190.00
                                                                  Free Receipt          1,190.00
C316773100     5TH 3RD BANCORP COM
                                                                  Acquisitions          5,400.00       -292,729.42
                                                                  Dispositions         -5,400.00                         270,707.54
C65440K106     99 CENTS ONLY STORES COM
                                                                  Acquisitions            630.00        -16,492.80
                                                                  Dispositions         -2,020.00                          52,827.46
                                                                  Free Delivery        -1,390.00
                                                                  Free Receipt          1,390.00


NORTHERN TRUST                                                          Generated by Northern Trust from periodic data on 24 May 05

MONSANTO SAVINGS AND INVESTMENT PLAN
SUPPLEMENTAL SCHEDULE 3
------------------------------------------------------------------------------



                     SCHEDULE OF REPORTABLE TRANSACTIONS

                           FOR THE PLAN YEAR ENDED

                                DEC. 31, 2004

5500 SUPPLEMENTAL SCHEDULES

1 JAN 04 - 31 DEC 04



* 5% Report - Part A

  Single Transaction in Excess of 5%

=================================================================================================================================
                                                        Purchase  Sale  Lease   Expenses        Current Value on
Security Description / Asset ID  Shares/Par Value  Date  Price   Price  Rental  Incurred  Cost  Transaction Date  Net Gain/Loss
---------------------------------------------------------------------------------------------------------------------------------
                                              THERE ARE NO REPORTABLE TRANSACTIONS

  NOTE: TRANSACTIONS ARE BASED ON THE 2003-12-31 VALUE (INCLUDING ACCRUALS) OF 1,575,892,579.71

NORTHERN TRUST                                                       Generated by Northern Trust from periodic data on 24 May 05

5500 SUPPLEMENTAL SCHEDULES

1 JAN 04 - 31 DEC 04



* 5% Report - Part B

  Series of Non-Security Transactions with Same Party in Excess of 5%

=================================================================================================================================
                                                        Purchase  Sale  Lease   Expenses        Current Value on
Security Description / Asset ID  Shares/Par Value  Date  Price   Price  Rental  Incurred  Cost  Transaction Date  Net Gain/Loss
---------------------------------------------------------------------------------------------------------------------------------
                                              THERE ARE NO REPORTABLE TRANSACTIONS

  NOTE: TRANSACTIONS ARE BASED ON THE 2003-12-31 VALUE (INCLUDING ACCRUALS) OF 1,575,892,579.71

NORTHERN TRUST                                                       Generated by Northern Trust from periodic data on 24 May 05

5500 SUPPLEMENTAL SCHEDULES

1 JAN 04 - 31 DEC 04



* 5% Report - Part C Summary

  Series of Transactions by Issue in Excess of 5%


  ===================================================================================================
                                                    Number of      -----Transaction Aggregate-----
  Security Description / Asset ID                Transactions    Purchase Price         Sale Price
  ---------------------------------------------------------------------------------------------------
  COLTV STIF CUSIP: 195997KR1            Total
                                     purchases          1,406    359,805,389.68                 0.00

                                   Total sales          1,790              0.00       360,667,221.86

  MFO FFTW FDS INC U S SHORT-TERM
  PORTFOLIO ADV CL                       Total
  CUSIP: 30242R105                   purchases            104     67,535,798.49                 0.00

                                   Total sales            135              0.00        70,550,000.00

  MFO MONSANTO FXD FD UNITIZED           Total
  SEC CUSIP: 611992470               purchases            434     63,622,970.35                 0.00

                                   Total sales            616              0.00        95,312,656.51

  PFIZER INC COM STK $.11                Total
  1/9 PAR CUSIP: 717081103           purchases             25      5,727,189.93                 0.00

                                   Total sales            151              0.00       101,519,121.83

  ============================================================================================================
                                                   Lease   Expenses                    Current Value of Asset
  Security Description / Asset ID                  Rental  Incurred    Cost of Asset           on Transaction
  ------------------------------------------------------------------------------------------------------------
  COLTV STIF CUSIP: 195997KR1            Total
                                     purchases                 0.00    359,805,389.68         359,805.389.68

                                   Total sales                 0.00    360,667,221.86         360,667.221.86

  MFO FFTW FDS INC U S SHORT-TERM
  PORTFOLIO ADV CL                       Total
  CUSIP: 30242R105                   purchases                 0.00     67,535,798.49          67,535.798.49

                                   Total sales                 0.00     70,703,380.69          70,550.000.00

  MFO MONSANTO FXD FD UNITIZED           Total
  SEC CUSIP: 611992470               purchases                 0.00     63,622,970.35          63,622.970.35

                                   Total sales                 0.00     77,372,141.70          95,312.656.51

  PFIZER INC COM STK $.11                Total
  1/9 PAR CUSIP: 717081103           purchases                 0.00      5,727,189.93           5,727.189.93

                                   Total sales                 0.00     64,386,143.09         101,519.121.83

  NOTE: TRANSACTIONS ARE BASED ON THE 2003-12-31  VALUE (INCLUDING ACCRUALS) OF 1,575,892,579.71

NORTHERN TRUST                                                       Generated by Northern Trust from periodic data on 24 May 05

5500 SUPPLEMENTAL SCHEDULES

1 JAN 04 - 31 DEC 04



* 5% Report - Part D

  Series of Transactions with Same Party in Excess of 5%

=================================================================================================================================
                                                        Purchase  Sale  Lease   Expenses        Current Value on
Security Description / Asset ID  Shares/Par Value  Date  Price   Price  Rental  Incurred  Cost  Transaction Date  Net Gain/Loss
---------------------------------------------------------------------------------------------------------------------------------
                                              THERE ARE NO REPORTABLE TRANSACTIONS

  NOTE: TRANSACTIONS ARE BASED ON THE 2003-12-31 VALUE (INCLUDING ACCRUALS) OF 1,575,892,579.71

NORTHERN TRUST                                                       Generated by Northern Trust from periodic data on 24 May 05

                                  SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                     MONSANTO SAVINGS AND INVESTMENT PLAN


                                     By:

                                     /s/ WILMA K. SCHOPP
                                     ---------------------------------------
                                     Wilma K. Schopp, Chairperson of the
                                     Monsanto Company Employee Benefits Plan
                                     Committee, Administrator of the Plan

June 14, 2005

                                EXHIBIT INDEX

Exhibit
Number     Description
------     -----------

  23       Consent of Independent Registered Public Accounting Firm